    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1997



                                                      REGISTRATION NO. 333-37985

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                               OCEAN ENERGY, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                      72-1277752
(State or other jurisdiction of incorporation       (I.R.S. Employer Identification No.)
               or organization)

                                                              ROBERT K. REEVES
                                                  EXECUTIVE VICE PRESIDENT-ADMINISTRATION,
            8440 JEFFERSON HIGHWAY                     GENERAL COUNSEL AND SECRETARY
                  SUITE 420                      3861 AMBASSADOR CAFFERY PARKWAY, SUITE 500
         BATON ROUGE, LOUISIANA 70809                    LAFAYETTE, LOUISIANA 70503
                (504) 927-1450                                 (318) 993-4300
  Address, including zip code, and telephone       Name, address, including zip code, and
              number, including                              telephone number,
area code, of registrant's principle executive   including area code, of agent for service)
                   offices)

                            ------------------------
                                   COPIES TO:

               JOHN F. WOMBWELL                               ANDREW M. BAKER
            ANDREWS & KURTH L.L.P.                          DOUGLASS M. RAYBURN
          4200 TEXAS COMMERCE TOWER                        BAKER & BOTTS, L.L.P.
             HOUSTON, TEXAS 77002                             2001 ROSS AVENUE
                (713) 220-4200                              DALLAS, TEXAS 75201
                                                               (214) 953-6500

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                            ------------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997

PROSPECTUS
                                4,100,000 SHARES

                              [OCEAN ENERGY LOGO]

                                  COMMON STOCK
                             ---------------------


     Of the 4,100,000 shares of Common Stock, par value $0.01 per share ("Common Stock") of Ocean Energy, Inc., a Delaware corporation ("OEI" or the "Company") offered hereby, 3,500,000 shares are being sold by the Company and 600,000 shares are being sold by the Selling Stockholders (as defined herein). The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders. See "Selling Stockholders."



     Of the shares of Common Stock being offered hereby, 3,280,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters and 820,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings") by the International Managers. The price to public and underwriting discount per share are identical for both Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."



     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "OEI." On October 22, 1997, the last reported sale price of the Common Stock on the NYSE was $63 13/16 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                 PRICE TO           UNDERWRITING          PROCEEDS TO          PROCEEDS TO
                                  PUBLIC             DISCOUNT(1)          COMPANY(2)       SELLING STOCKHOLDERS
---------------------------------------------------------------------------------------------------------------
Per Share.................           $                    $                    $                    $
---------------------------------------------------------------------------------------------------------------
Total(3)..................           $                    $                    $                    $
===============================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $550,000.


(3) One of the Selling Stockholders has granted to the U.S. Underwriters and International Managers an option for 30 days to purchase up to 492,000 and 123,000 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."

                             ---------------------

     The shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about             , 1997.
                             ---------------------
MERRILL LYNCH & CO.                                              LEHMAN BROTHERS

HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                INCORPORATED
                     MORGAN STANLEY DEAN WITTER
                                        PETRIE PARKMAN & CO.
                                                      SMITH BARNEY INC.
                             ---------------------
               THE DATE OF THIS PROSPECTUS IS             , 1997.

     MERRILL LYNCH SPECIALISTS INC. ("MLSI"), AN AFFILIATE OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, ONE OF THE UNDERWRITERS, ACTS AS A SPECIALIST IN THE COMMON STOCK OF THE COMPANY PURSUANT TO THE RULES OF THE NEW YORK STOCK EXCHANGE, INC. UNDER AN EXEMPTION GRANTED BY THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995, MLSI WILL BE PERMITTED TO CARRY ON ITS ACTIVITIES AS A SPECIALIST IN THE COMMON STOCK FOR THE ENTIRE PERIOD OF THE DISTRIBUTION OF THE COMMON STOCK. THE EXEMPTION IS SUBJECT TO THE SATISFACTION BY MLSI OF THE CONDITIONS SPECIFIED IN THE EXEMPTION.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Certain terms relating to the oil and gas business are defined in the "Glossary of Certain Oil and Gas Terms" section of this Prospectus. Unless the context indicates otherwise, references in this Prospectus to "OEI" or the "Company" are to Ocean Energy, Inc., a Delaware corporation, its predecessors and their respective subsidiaries. On June 17, 1997, the Company changed its name from Flores & Rucks, Inc. to Ocean Energy, Inc. The estimates of the Company's proved reserves as of December 31, 1996 set forth in this Prospectus are based on the report of Netherland, Sewell & Associates, Inc. ("Netherland Sewell"). The estimates of the Company's proved reserves as of June 30, 1997 set forth in this Prospectus were prepared by the Company.

     This Prospectus contains certain forward-looking statements with respect to the business of the Company and the industry in which it operates. These forward-looking statements are subject to certain risks and uncertainties which may cause actual results to differ significantly from such forward-looking statements. See "Disclosure Regarding Forward-Looking Statements" and "Risk Factors."

                                  THE COMPANY

     The Company is an independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas. OEI has one of the most active exploration and development programs in the Gulf of Mexico, which is among the most prolific oil and gas producing regions in the United States. The Company has increased its average daily production by 188% to 43,355 BOE for the three months ended June 30, 1997 from 15,047 BOE for the year ended December 31, 1994. EBITDA (as defined herein) increased 108% to $90.3 million for the six months ended June 30, 1997 from $43.5 million for the same period of 1996. As of June 30, 1997, the Company had estimated proved reserves of approximately 61.8 MMBbls of oil and 181.1 Bcf of natural gas, or an aggregate of approximately 91.9 MMBOE, an increase of 109% from 44.0 MMBOE at June 30, 1996. Over 90% of the Company's existing proved reserves are attributable to Company operated wells or leases, and approximately 79% of these reserves were classified as proved developed at June 30, 1997. Further, the Company has identified 665 reserve and production enhancement opportunities on its existing properties.

     In order to reduce risk, the Company uses state-of-the-art seismic evaluation technology in its exploration and development activities. The seismic evaluation technology is integrated with subsurface data to improve the Company's ability to properly define the structural and stratigraphic features that potentially contain hydrocarbon accumulations. As of June 30, 1997, the Company owned or licensed approximately 1,700 square miles of 3-D seismic data and over 22,000 linear miles of 2-D seismic data on and around its core properties. With the aid of seismic technology, the Company has achieved an 88% success rate on 125 wells drilled in the Gulf of Mexico since its inception (April 20, 1992).

     The Company's activities have historically been focused primarily in three geographically distinct areas in the Gulf of Mexico region, consisting of the Company's holdings in the Mississippi River Delta area (the "Delta Area"), the Central Gulf of Mexico area (the "Central Gulf Area"), and onshore Louisiana (the "Onshore Exploratory Area"). Most recently, the Company has become active in deepwater (water depth over 1,000 feet) areas of the Gulf of Mexico (the "Deepwater Gulf") through both its joint venture with Conoco, Inc. ("Conoco") and its high bid in a recent federal lease sale on six blocks in the Keathley Canyon area of the Deepwater Gulf ("Keathley Canyon").

     The Company's largest area of focus is the Delta Area, which is located primarily in federal and state waters offshore in the Mississippi River deltaic region, consisting of interests in 8 fields and encompassing 122,549 gross (109,270 net) acres. The Delta Area contains approximately 464 producing wells and includes three of the top 20 fields in the Gulf of Mexico based on total historical production. The Central Gulf Area, which contains approximately 60 producing wells, consists of interests in 10 oil and gas fields and related production facilities primarily situated in the shallow federal waters of the central Gulf of Mexico, offshore Louisiana. The Central Gulf Area encompasses 86,748 gross (59,910 net) acres. The Onshore Exploratory

Area consists of leasehold and seismic lease options totaling 62,143 gross (45,962 net) acres. These 18 offshore fields, together with the Onshore Exploratory Area, provide significant opportunities to enhance current production and ultimate reserve recoveries through exploratory and development drilling, recompletions and infill and horizontal drilling.

     As part of an increased emphasis on reserve additions through exploratory drilling, the Company has begun to focus on the deepwater areas of the Gulf of Mexico. Based on the magnitude of recent discoveries by other companies, the Company believes that exploration in the Deepwater Gulf affords it the opportunity to discover significantly larger potential reserves and to earn a high rate of return, complementing its lower risk opportunities in the shallower waters of the Gulf of Mexico. In February 1997, the Company entered a Deepwater Gulf exploration venture with Conoco encompassing 155,520 gross (57,658 net) acres located off the coast of Louisiana in water depths ranging from 2,500 to 7,500 feet (the "Deepwater Venture"). In addition, in a federal lease sale conducted in August 1997, the Company was the high bidder on six blocks located in Keathley Canyon. If all of the Company's Keathley Canyon bids are awarded, the Company's holdings in the Deepwater Gulf will increase to 190,080 gross (92,218 net) acres. The Company has sought and is likely to continue to seek experienced joint venture partners to pursue opportunities in the Deepwater Gulf, in part to manage the investment risk of drilling and completing these deepwater wells. The Company believes that the Deepwater Gulf provides it with substantial long term reserve and production growth opportunities in the Company's Gulf of Mexico focus area.

     The Company plans to spend a total of approximately $460 million for capital expenditures in 1997, including the South Pass Alliance. See "-- Recent Developments." Of this amount, $281 million has been budgeted for drilling expenditures, of which $107 million is for exploration drilling. The total capital expenditure budget for 1998 is $325 million, including $154 million for development drilling and $150 million for exploration drilling (of which $25 million is budgeted for the Deepwater Gulf).

RECENT DEVELOPMENTS

     On October 15, 1997, the Company and Shell Offshore, Inc. ("Shell"), one of the most successful and experienced exploration companies and a leader in technological advances in the Gulf of Mexico, entered into an exploratory joint venture agreement (the "Delta Exploration Joint Venture"). The agreement establishes an Area of Mutual Interest ("AMI") covering approximately 240 square miles in a coastal and offshore section of the Delta Area. Under the terms of the agreement, OEI and Shell have each contributed existing leasehold, project inventory and proprietary 3-D seismic data within the AMI, and the properties will be operated by OEI. The Company believes that this venture presents significant opportunities arising from Shell's technical expertise and knowledge of the area, the Company's own experience with exploration, exploitation and development techniques on its neighboring Delta Area properties, and the Company's existing infrastructure and capacity in the area. The Company expects the venture to spud its initial exploratory well in 1998.

     In addition, the Company and Shell entered into an alliance encompassing two fields in the South Pass area located in the Gulf of Mexico (the "South Pass Alliance"). As part of the South Pass Alliance, the Company acquired from Shell, for a purchase price of approximately $60.8 million, a 50% working interest in various producing federal leases and related processing facilities in South Pass 61 and 65 fields (the "South Pass Properties") and became the operator of the properties. Strategically situated near the Company's holdings in the Delta Area, the South Pass Properties include interests in approximately 95 producing wells located on approximately 26,250 gross acres. Current estimated production from the newly acquired interests is approximately 3,500 BOE per day net to the Company. The Company believes that the South Pass Properties have substantial similarities with its existing Delta Area properties, including a significant proven reserve base with large exploitation and exploration potential resulting from the Company's utilization of recently acquired 3-D seismic data. The Company intends to utilize its experience in operating and successfully exploiting its existing Delta Area properties to maximize the profitability of the South Pass Properties.

     On October 23, 1997 the Company announced earnings of $8.6 million, or $0.41 per share, before an extraordinary charge, for the third quarter ended September 30, 1997. This represents a 61% increase over the prior year's third quarter earnings of $5.4 million, or $0.26 per share. Earnings for the nine-month period ended September 30, 1997 were $24.8 million, or $1.18 per share, before an extraordinary charge, as compared to $7.7 million, or $0.40 per share in the nine-month period ended September 30, 1996. The Company recognized an extraordinary charge to earnings of $19.3 million in the third quarter as a result of the repurchase of its 13 1/2% Senior Notes due 2004 (the "13 1/2% Notes"). Including the effect of the extraordinary item, the Company reported a net loss for the third quarter of $10.7 million, or $0.51 per share and earnings for the nine-month period ended September 30, 1997 of $5.5 million, or $0.26 per share. Average net daily production for the third quarter increased 66% to 48,379 BOE as compared to 29,184 BOE in the prior year's third quarter. Lease operating expenses per BOE decreased 5% to $2.98 for the third quarter, from $3.13 in the prior year's comparable period. EBITDA for the three months ended September 30, 1997 increased by 66% to $54.5 million from $32.9 million in the comparable 1996 period. Oil and gas revenues for the third quarter of 1997 increased to $74.3 million, representing a 56% increase over last year's third quarter revenues of $47.6 million.


STRENGTHS

     The Company believes it has unique strengths that position it to continue as a successful independent operator in the Gulf of Mexico and coastal onshore Louisiana, including the following:

     Expertise in the Gulf of Mexico. Management believes the Company's existing asset base and incentivized personnel provide it with competitive advantages for operating in the Gulf of Mexico. The Company continues to develop its high quality team of geoscientists and engineers, currently numbering 57, each of whom has substantial experience in this region largely through tenure at major oil companies. The Company has also assembled a team of experienced field personnel, most with over 15 years of service in the Company's core areas. Management has extensive experience and good working relationships with federal, state and local regulatory agencies in this region. The Company augments its technical expertise through its strategic relationships, such as the Deepwater Venture with Conoco.

     Quality of existing operations. The Company's Delta Area and Central Gulf Area fields were originally developed by major oil companies prior to their acquisition by the Company, and are among the most productive fields in the Gulf of Mexico based on total historical production. These fields have extensive production histories and contain significant reserve and production enhancement opportunities as evidenced by the Company's current inventory of 665 projects. Production from these fields has been predominantly from depths shallower than 12,000 feet. While cumulative historical production from these horizons has exceeded 1.78 billion BOE, the Company believes that potential exists for additional reserves to be found at these horizons, as well as deeper horizons. As of June 30, 1997, the Company's properties collectively comprised 452,499 gross acres of leases and seismic options (109,804 of which are held by production).

     Extensive technological database. The Company owns or licenses approximately 1,700 square miles of 3-D seismic data and over 22,000 linear miles of 2-D seismic data in and around its core properties. OEI uses state-of-the-art seismic evaluation technology in its exploration and development activities in order to reduce risks and lower costs. The seismic evaluation technology is integrated with subsurface data from over 12,000 wells to improve the Company's ability to properly define the structural and stratigraphic features which potentially contain accumulations of hydrocarbons. The Company's geoscientists and engineers integrate and evaluate this expansive well and seismic data base. Management believes the availability of 3-D seismic coverage for the Gulf of Mexico at reasonable costs enhances the potential for returns on exploration and development activities.

     Efficient operator. The Company is the operator of over 90% of its wells, allowing it to control expenses, capital allocation and the timing of development and exploitation of its fields. Since 1992, the Company has decreased lease operating expenses by 35%, from $5.45 per BOE for the period from inception (April 20, 1992) through December 31, 1992 to $3.55 per BOE for the twelve months ended June 30, 1997. From 1989 to 1991, prior to the Company's ownership, lease operating expenses for the Delta Area properties ranged from $6.59 to $11.33 per BOE.

     Expandable base of operations. The Company has additional production capacity available at its facilities located in the Delta Area and the Central Gulf Area, which can provide a foundation for further acquisition, exploitation and exploration in the Gulf of Mexico to achieve additional production at low incremental costs. The Company also believes that its operating and administrative personnel and systems can efficiently manage the addition of producing properties and related operations through geographic concentration, technical expertise and economies of scale based on existing infrastructure and the maintenance of low overhead costs. The Company expects that it will be able to realize such benefits in connection with the South Pass Alliance, the Delta Exploration Joint Venture and the Deepwater Venture.

BUSINESS STRATEGY

     The Company's strategy is to increase shareholder value by increasing its reserve base and by continuing to decrease unit costs. The Company intends to grow its oil and gas reserves by capitalizing on its strengths through the exploitation of its existing properties, the exploration for new oil and gas reserves on its existing properties and elsewhere and the acquisition of additional properties with exploitation and exploration potential. The Company intends to decrease unit costs by operating its properties more efficiently and by increasing production. The Company is implementing this strategy by:

     Expanding exploration program. The Company is expanding its exploration program in the Gulf of Mexico which is designed to provide exposure to selected higher risk, higher potential rate of return prospects. This expansion consists of increasing exploration in the Delta Area and the Central Gulf Area, where the Company has historically been active, as well as entering new areas where the Company believes its experience and relationships create significant opportunities, such as the Onshore Exploratory Area, the Delta Exploration Joint Venture and the Deepwater Gulf. The Company currently intends to divide its drilling budget equally between exploratory and development drilling. The Company's exploratory drilling expenditures were $32 million in 1996, and are expected to increase to approximately $107 million in 1997. In order to reduce exploration risk, the Company will apply state-of-the-art technology to identify prospects, select well locations with multiple pay objectives where possible and may sell a portion of a prospect to an industry partner while preferably remaining as operator.

     Continuing development and exploitation of existing properties. The Company is actively pursuing the development of its existing properties to fully exploit its reserves through recompletions, horizontal and development drilling, waterfloods and 3-D seismic enhanced exploitation drilling. OEI uses advanced technology in its exploitation and exploration activities in order to reduce risks and lower costs. Further, the Company seeks to drill wells with multiple pay objectives, allowing it to reduce the risk of exploring deeper prospects by attempting to exploit shallow reservoirs in the same well. Primarily as a result of its development and exploitation drilling success, the Company has increased its average daily production by 188% to 43,355 BOE for the three months ended June 30, 1997 from 15,047 BOE for the year ended December 31, 1994. The Company currently has an inventory of over 485 development and exploitation projects on its existing properties. In light of these projects, the Company plans approximately $174 million of development and exploitation drilling capital expenditures in 1997, up from approximately $82 million in 1996.

     Pursuing joint ventures and strategic acquisitions. The Company is continually evaluating opportunities to acquire or enter into joint ventures involving producing and exploratory properties which may possess, among others, one or more of the following characteristics: (i) close proximity to the Company's existing operations, (ii) potential opportunities to increase reserves through exploratory drilling and additional recovery or enhancement techniques or (iii) potential opportunities to reduce expenses through more efficient operations. Among other opportunities, this strategy has resulted in the formation of significant strategic relationships with major oil companies, including the Deepwater Venture, the South Pass Alliance and the Delta Exploration Joint Venture. While the Company focuses primarily on joint ventures and acquisitions involving producing and exploratory properties with large acreage positions, it evaluates a broad range of potential transactions. Company personnel have substantial training, experience, and an in-depth knowledge of the Gulf of Mexico's offshore and onshore areas, as well as established relationships with a number of major and large independent energy companies operating in this region. These factors, in combination with the utilization of state-of-the-art geological and engineering technology, assist in identifying properties that meet the Company's acquisition and joint venture objectives.

     The Company is a corporation organized under the laws of the State of Delaware. The Company's principal executive offices are located at 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809, and its telephone number is (504) 927-1450.


                                 THE OFFERINGS



Common Stock offered by the
Company:



     U.S. Offering...............    2,800,000 shares



     International Offering......     700,000 shares


----------


          Total..................    3,500,000 shares


----------

----------


Common Stock offered by the
Selling
  Stockholders(1):



     U.S. Offering...............     480,000 shares



     International Offering......     120,000 shares


----------


          Total..................     600,000 shares


----------

----------


Common Stock to be outstanding
after the Offerings..............    23,282,010 shares(2)



Use of Proceeds..................    The net proceeds to the Company from the
                                     Offerings will be used (i) to repay
                                     outstanding indebtedness under its
                                     Revolving Credit Facility, incurred to
                                     finance the acquisition of the South Pass
                                     Properties and a portion of the Company's
                                     1997 exploration, development and
                                     production activities and (ii) for
                                     exploration and exploitation drilling
                                     activities, for possible future
                                     acquisitions and for general corporate
                                     purposes. The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling
                                     Stockholders. See "Use of Proceeds."


NYSE Symbol......................    OEI
---------------

(1) Excludes 615,000 shares of Common Stock subject to purchase upon exercise by the Underwriters of their over-allotment option.


(2) Does not include 2,472,115 shares subject to employee stock options, 689,382 of which are presently exercisable.


                                  RISK FACTORS

     An investment in the Common Stock involves certain risks that a potential investor should carefully evaluate prior to making such an investment. See "Risk Factors."

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The summary historical financial data set forth below for the years ended December 31, 1994, 1995 and 1996 for the Company have been derived from the audited financial statements and notes thereto contained elsewhere in this Prospectus. The financial data for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements of the Company. The summary historical financial data are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this Prospectus. For additional information relating to the Company's operations, see "Business."

                                                                                               SIX
                                                         YEAR ENDED                        MONTHS ENDED
                                                        DECEMBER 31,                         JUNE 30,
                                          ----------------------------------------   ------------------------
                                              1994          1995          1996          1996         1997
                                          ------------   -----------   -----------   ----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS AND OTHER
  FINANCIAL DATA:
REVENUES & EXPENSE DATA:
Revenues................................     $  75,395      $127,970      $188,451      $69,082      $130,069
Direct Operating Expenses...............        30,324        40,047        47,098       22,044        32,592
General & Administrative Expenses.......        10,351        11,312        16,154        6,025         8,596
Depreciation, Depletion &
  Amortization..........................        36,459        54,084        74,652       28,973        51,580
Interest Expense........................         4,507        17,620        17,954        8,188        13,303
Loss on Production Payment Repurchase
  and Refinancing(1)....................        16,681            --            --           --            --
Net Income (Loss) Before Income Tax
  Expense (Benefit).....................       (22,179)        5,210        32,988        3,850        24,682
Income Tax Expense (Benefit)(2).........            --        (4,692)       12,037        1,515         8,555
Net Income (Loss).......................       (22,179)        9,902        20,951        2,336        16,127
Earnings per Common Share(3)
  Primary...............................            --      $   0.65      $   1.07      $  0.13      $   0.77
  Fully diluted.........................            --          0.65          1.05         0.13          0.77
OTHER FINANCIAL DATA:
EBITDA(4)...............................     $  35,855      $ 77,645      $129,100      $43,468      $ 90,274
Net Cash Provided By (Used In) Operating
  Activities(5).........................      (115,485)       58,880       125,989       21,176        83,558
Capital Expenditures (6)................        74,477        73,652       251,305       64,771       216,870
OPERATING DATA:
Sales Volumes:
  Oil (MBbls)...........................         4,286         6,057         7,149        3,008         4,350
  Gas (MMcf)............................         7,234        12,393        18,720        7,016        16,517
  MBOE..................................         5,492         8,123        10,269        4,178         7,103
Average Prices(7):
  Oil (per Bbl).........................     $   14.24      $  17.39      $  21.58      $ 19.80      $  20.21
  Gas (per MCF).........................          1.76          1.82          2.79         2.86          2.57
  BOE (per BOE).........................         13.42         15.75         20.10        19.05         18.36
Lease Operating Expenses (per BOE)......     $    4.29      $   3.70      $   3.52      $  3.95      $   3.83


                                                                         AS OF
                                                                     JUNE 30, 1997
                                                              ----------------------------
                                                              HISTORICAL    AS ADJUSTED(8)
                                                              ----------    --------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Oil and Gas Assets, Net.....................................   $520,989        $520,989
Total Assets................................................    582,410         768,070
Long-Term Debt..............................................    357,186         359,091
Stockholders' Equity........................................    122,705         318,085

---------------

(1) The amount shown for the year ended December 31, 1994 represents primarily the excess of the purchase price of production payments over the book value of such production payments liability as of December 7, 1994.

(2) The Company was formed as an S corporation under the Internal Revenue Code and, as such, all income taxes were the obligation of the Company's stockholders. Therefore, through December 7, 1994, the date of the Company's initial public offering (the "Initial Public Offering"), no historical federal or state income tax expense has been provided for in the financial statements. In conjunction with the Initial Public Offering, the Company converted to a C corporation under the Internal Revenue Code. The Company recorded a deferred tax asset of $6.3 million, offset by a valuation allowance of $6.3 million at December 31, 1994 and a deferred tax asset of $4.7 million at December 31, 1995. As a result of the reversal of the valuation allowance, the Company recorded a net income tax benefit of $4.7 million in the year ended December 31, 1995.

(3) If the Company had recognized a tax provision at statutory rates for the year ended December 31, 1995, rather than an income tax benefit, earnings per common share would have been $0.22 for such period. Earnings per share has not been presented for periods prior to or including the date of the Initial Public Offering, as these amounts would not be meaningful or indicative of the ongoing entity.

(4) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA has not been reduced for the recognition of noncash revenues associated with production payments. EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. EBITDA is not intended as an alternative to earnings from continuing operations or net income.

(5) Cash flow from operating activities for the year ended December 31, 1994 was reduced by $123.6 million related to the repurchase of certain production payments.

(6) Includes $117.6 million in the year ended December 31, 1996 related to the acquisition of Central Gulf Area properties and $55.9 million in the six months ended June 30, 1997 related to the acquisition of additional properties in the Delta Area.

(7) Excludes results of hedging activities which increased (decreased) revenue recognized in the 1994, 1995 and 1996 periods by $1.7 million, $(0.5) million and $(18.7) million, respectively and by $(10.5) million and $(0.3) million in the six months ended June 30, 1996 and 1997. Including the effect of hedging activities, the Company's average oil price per Bbl received was $14.56, $17.27 and $19.70 in the years ended December 31, 1994, 1995 and
    1996, respectively, and the average gas price per Mcf received was $1.81, $1.84 and $2.50 in the years ended December 31, 1994, 1995 and 1996, respectively. In the six months ended June 30, 1996 and 1997, the Company's average oil price including hedging activities per Bbl received was $17.92 and $20.13, respectively, and the average gas price per Mcf received was $2.17 in the six months ended June 30, 1996. The Company did not enter into any hedging activities relating to gas during the six months ended June 30, 1997.


(8) As adjusted to give effect to (i) the issuance of $200,000,000 of the Company's 8 7/8% Senior Subordinated Notes due 2007 on July 2, 1997, and the application of the net proceeds therefrom and (ii) the Offerings and the application of the net proceeds therefrom. See "Use of Proceeds."

                     SUMMARY HISTORICAL RESERVE INFORMATION

     The following tables set forth information with respect to the Company's proved reserves as of December 31, 1996, as estimated by Netherland Sewell, independent petroleum engineers for the Company, and as of June 30, 1997, as estimated by the Company. As of December 31, 1996 and June 30, 1997, the average sales prices used for purposes of estimating the Company's proved reserves, the future net revenues therefrom and present value of such future net revenues were $4.17 and $2.24 per Mcf of gas and $25.52 and $18.58 per Bbl of oil, respectively (excluding the effect of net price hedging positions). For additional information relating to the Company's reserves, see "Risk
Factors -- Reliance on Estimates of Proved Reserves," "Business -- Oil and Natural Gas Reserves" and Notes 13 and 15 to the Company's consolidated financial statements.

                                                                       JUNE 30, 1997
                                                                     PROVED RESERVES(1)
                                                            ------------------------------------
                                                            DEVELOPED    UNDEVELOPED     TOTAL
                                                            ---------    -----------    --------
                                                                   (DOLLARS IN THOUSANDS)
Net Proved Reserves:
  Oil (MBbls).............................................    48,761        12,990        61,751
  Gas (MMcf)..............................................   143,592        37,478       181,070
  MBOE....................................................    72,693        19,236        91,929
Estimated Future Net Revenues (Before Income Taxes).......  $481,738      $193,139      $674,877
Present Value of Future Net Revenues (Before Income Taxes;
  Discounted at 10%)......................................  $411,293      $141,281      $552,574
Standardized Measure of Discounted Future Net Cash
  Flows(2)................................................                              $451,340

                                                               DECEMBER 31, 1996
                                                               PROVED RESERVES(3)
                                              ----------------------------------------------------
                                              DEVELOPED     DEVELOPED
                                              PRODUCING    NONPRODUCING    UNDEVELOPED     TOTAL
                                              ---------    ------------    -----------    --------
                                                             (DOLLARS IN THOUSANDS)
Net Proved Reserves:
  Oil (MBbls)...............................    27,029         11,318         12,429        50,776
  Gas (MMcf)................................    56,836         52,738         35,784       145,358
  MBOE......................................    36,490         20,120         18,393        75,003
Estimated Future Net Revenues (Before Income
  Taxes)....................................  $306,470       $285,671       $289,633      $881,774
Present Value of Future Net Revenues (Before
  Income Taxes; Discounted at 10%)..........  $295,668       $188,764       $209,083      $693,515
Standardized Measure of Discounted Future
  Net Cash Flows(2).........................                                              $532,492

---------------

(1) The reserve information as of June 30, 1997 was prepared by the Company's engineers in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"); however, such reserve information has not been reviewed by independent reserve engineers. In accordance with rules and regulations of the Commission, the pre-tax Estimated Future Net Revenues, pre-tax Present Value of Future Net Revenues and the Standardized Measure of Discounted Future Net Cash Flows for the Company have been increased by approximately $2.3 million, $2.3 million and $1.7 million, respectively, representing the effect of hedging transactions entered into as of June 30, 1997.

(2) The Standardized Measure of Discounted Future Net Cash Flows, which were prepared by the Company, represents the Present Value of Future Net Revenues after income taxes discounted at 10%.

(3) In accordance with rules and regulations of the Commission, the pre-tax Estimated Future Net Revenues, pre-tax Present Value of Future Net Revenues and the Standardized Measure of Discounted Future Net Cash Flows prepared by the Company have been decreased by approximately $20.5 million, $18.6 million and $12.4 million, respectively, representing the effect of hedging transactions entered into as of December 31, 1996.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled in 1997 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus, including without limitation in conjunction with the forward-looking statements. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     An investment in the Company involves a significant degree of risk. Prospective purchasers should give careful consideration to the specific factors set forth below, as well as the other information set forth in this Prospectus, before purchasing the Common Stock offered hereby.

REPLACEMENT OF RESERVES

     The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, or both. In order to increase reserves and production, the Company must continue its development and exploration drilling and recompletion programs or undertake other replacement activities. The Company's current strategy includes increasing its reserve base through acquisitions of producing properties and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at low finding and development costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Business -- Oil and Natural Gas Reserves."

PRICE FLUCTUATIONS AND MARKETS

     The Company's results of operations are highly dependent upon the prices received for the Company's oil and natural gas. Substantially all of the Company's sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received by the Company for its oil and natural gas production are dependent upon numerous factors beyond the control of the Company. These factors include, but are not limited to, the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Any significant decline in prices for oil and natural gas could have a material adverse effect on the Company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, the Company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and
"Business -- Oil and Gas Marketing and Major Customers," and "-- Governmental Regulation."

     The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines or trucking and terminal facilities. Wells may be shut-in for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity.

     In order to manage its exposure to price risks in the sale of its crude oil and natural gas, the Company from time to time enters into energy price swap arrangements. The Company believes that its hedging strategies are generally conservative in nature. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

EFFECTS OF LEVERAGE

     The Company is highly leveraged, with outstanding long-term indebtedness of approximately $357 million as of June 30, 1997 (approximately $388 million as adjusted for the issuance of the Company's 8 7/8% Senior Subordinated Notes due 2007 (the "8 7/8% Notes") and the application of the proceeds therefrom). The Company's level of indebtedness has several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness and is not available for other purposes, (ii) the indenture (the "9 3/4% Notes Indenture") related to the Company's 9 3/4% Senior Subordinated Notes due 2006 (the "9 3/4% Notes") and the indenture (the "8 7/8% Notes Indenture" and, together with the 9 3/4% Notes Indenture, the "Indentures") related to the Company's 8 7/8% Notes contain restrictions that limit the Company's ability to borrow additional funds or to dispose of assets and affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. See "-- Substantial Capital Requirements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to oil and gas prices, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "-- Price Fluctuations and Markets" and "Capitalization."

DRILLING RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completing, operating, and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

     Through its participation in the Deepwater Venture and its bids for Keathley Canyon, the Company has acquired a significant property interest in the Deepwater Gulf, which may be expanded in the future. Exploration, development and production operations in the Deepwater Gulf involve significant capital outlays and substantially different skills and techniques than the Company's other operations, and there can be no assurance that the Company will achieve results similar to those previously achieved on its existing properties. Although the Company hopes to benefit from Conoco's expertise in the Deepwater Venture, there can be no assurance that such benefits will be realized or that, if realized, they can be successfully applied to the Company's activities in other areas of the Deepwater Gulf.

SUBSTANTIAL CAPITAL REQUIREMENTS


     The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploration, development, production and abandonment of its oil and natural gas reserves. The Company intends to finance such capital expenditures primarily with funds provided by operations, a portion of the net proceeds of the Offerings and borrowings under its $250 million amended and restated senior revolving bank credit facility dated October 15, 1997 (the "Revolving Credit Facility"). The Company believes that, after debt service, these sources will be sufficient to fund planned capital expenditures of approximately $125 million for the remainder of 1997 and $325 million for 1998. If revenues decrease as a result of lower oil and gas prices or otherwise, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


ACQUISITION RISKS

     The Company constantly evaluates acquisition and joint venture opportunities and frequently engages in bidding and negotiation for acquisitions, many of which are substantial. If successful in this process, the Company may be required to alter or increase its capitalization substantially to finance these acquisitions or joint ventures through the issuance of additional debt or equity securities, the sale of production payments or otherwise. These changes in capitalization may significantly affect the risk profile of the Company. Additionally, significant acquisitions or joint ventures can change the nature of the operations and business of the Company depending upon the character of the properties, which may be substantially different in operating or geologic characteristics or geographic location than existing properties. While the Company has historically concentrated on joint ventures and acquisitions involving producing properties with exploration and development potential located in the Gulf of Mexico, there is no assurance that the Company would not pursue acquisitions of properties and joint ventures that are non-producing or located in other geographic regions. Moreover, there can be no assurance that the Company will be successful in the acquisition of, or joint ventures related to, any material property interests. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

RELIANCE ON ESTIMATES OF PROVED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The Company's historical reserve information set forth in this Prospectus represents only estimates based on reports prepared by Netherland Sewell, as of December 31, 1996, and by the Company, as of June 30, 1997.

     Petroleum engineering is not an exact science. Information relating to the Company's proved oil and gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business -- Oil and Natural Gas Reserves."

     The Present Value of Future Net Revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

COMPETITION

     The Company operates in the highly competitive areas of oil and natural gas exploration, development and production with other companies, many of which may have substantially larger financial resources, staffs, and facilities. See "Business -- Competition."

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of the Company and others. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, physical damage on certain assets, employer's liability, comprehensive general liability, automobile, workers' compensation and loss of production income insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

ABANDONMENT COSTS

     Due to the Company's large number of offshore producing wells and expansive production facilities, government regulations and lease terms will require the Company to incur substantial abandonment costs. As of December 31, 1996, total abandonment costs for the Company's properties estimated to be incurred through 2011 were approximately $84.0 million. Estimated abandonment costs have been included in determining estimates of the Company's future net revenues from proved reserves included herein, and the Company accounts for such costs through its provision for depreciation, depletion and amortization. Under the terms of the acquisition agreements for certain of the Company's producing properties, the Company is required to periodically fund restricted cash accounts as a reserve for abandonment costs on such properties. See
"Business -- Abandonment Costs" and Note 12 to the audited consolidated financial statements of the Company included elsewhere herein.

COMPLIANCE WITH GOVERNMENT REGULATIONS

     The Company's business is subject to certain Federal, state, and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Under certain circumstances, the Minerals Management Service ("MMS"), an agency of the U.S. Department of the Interior, may require any Company operations on federal leases to be suspended or terminated. Any such suspensions, terminations or inability to meet applicable bonding requirements could materially and adversely affect the Company's financial condition and operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, to date such compliance has not had a material adverse effect on the earnings or competitive position of the Company. It is possible that such regulations in the future may add to the cost of operating offshore drilling equipment or may significantly limit drilling activity. See
"Business -- Abandonment Costs," "-- Governmental Regulation" and
"-- Environmental Matters."

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company has been and will continue to be highly dependent on James C. Flores, the Company's founder, Chairman of the Board, President and Chief Executive Officer, and certain other senior management personnel. Loss of the services of any such individuals could have a material adverse effect on the Company's operations. The Company can make no assurance regarding the future affiliation of such individuals with the Company. See "Management."

RESTRICTIONS ON PAYMENT OF DIVIDENDS AND DIVIDEND POLICY

     The Company does not currently intend to pay regular cash dividends on the Common Stock. This policy will be reviewed by the Board of Directors of the Company from time to time in light of, among other things, the Company's earnings and financial position and limitations imposed by the Company's debt instruments.

ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

     The Company's Certificate of Incorporation, Bylaws, Indentures and employee benefit plans contain provisions which may have the effect of delaying, deferring or preventing a change in control of the Company. For example, the Company's Certificate of Incorporation and Bylaws provide for, among other things, a classified Board of Directors, the prohibition of stockholder action by written consent and the affirmative vote of at least 66 2/3% of all outstanding shares of Common Stock to approve the removal of directors from office. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. In addition, the Board of Directors may issue certain rights ("Rights") pursuant to the rights plan authorized by the Certificate of Incorporation. Any series of Preferred Stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting. The ability to issue Preferred Stock or Rights could have the effect of discouraging unsolicited acquisition proposals. In addition, upon a Change of Control (as defined in the Indentures), each holder of 9 3/4% Notes or 8 7/8% Notes may require the Company to purchase all or a portion of such holder's 9 3/4% Notes or 8 7/8% Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The Company's employee stock option plans contain provisions that allow for, among others, the acceleration of vesting or payment of awards granted under such plan in the event of a "change of control," as defined in such plan. In addition, the Company has entered into employment agreements with its officers allowing for cash payments under certain circumstances following a change in control, as defined, of the Company.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be approximately $214.6 million (assuming an offering price of $63.81 per share). Approximately $185 million of the net proceeds will be used to repay all outstanding indebtedness under the Revolving Credit Facility. Of this amount, approximately $61 million was incurred to finance the acquisition of the South Pass Properties, with the remainder incurred during 1997 to date in connection with the Company's exploration, development and production activities (including drilling expenditures and the acquisition of leasehold and seismic data) and for general corporate purposes. The indebtedness under the Revolving Credit Facility bore interest at a weighted average rate of 7.9% at October 13, 1997 and has a final maturity date of October 31, 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The remaining net proceeds will be used to fund exploration and exploitation drilling activities and for possible future acquisitions, as well as for other general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, interest-bearing instruments.


     The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company (i) as of June 30, 1997, (ii) as adjusted to give effect to the issuance of the 8 7/8% Notes and the application of the net proceeds therefrom and (iii) as further adjusted to give effect to the Offerings and the assumed application of the net proceeds therefrom (assuming net proceeds of $214.6 million). The information presented below should be read in conjunction with the consolidated financial statements of the Company and notes thereto, "Selected Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in or incorporated by reference into this Prospectus.



                                                                        JUNE 30, 1997
                                                            --------------------------------------
                                                                                        AS FURTHER
                                                                        AS ADJUSTED      ADJUSTED
                                                                          FOR THE        FOR THE
                                                             ACTUAL     8 7/8% NOTES    OFFERINGS
                                                            --------    ------------    ----------
                                                                    (DOLLARS IN THOUSANDS)
Long-term debt:
  Revolving Credit Facility(1)............................  $ 73,000      $ 29,000       $     --
  Senior Notes............................................   125,000           245            245
  8 7/8% Senior Subordinated Notes........................        --       199,660        199,660
  9 3/4% Senior Subordinated Notes........................   159,186       159,186        159,186
                                                            --------      --------       --------
          Total long-term debt............................   357,186       388,091        359,091
Stockholders' Equity:
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized, no shares issued and outstanding, actual,
     as adjusted and as further adjusted..................        --            --             --
  Common stock, $.01 par value, 100,000,000 shares
     authorized, 19,701,344 shares issued and outstanding,
     actual and as adjusted, and 23,281,344 shares as
     further adjusted.....................................       197           197            233
  Additional paid-in capital..............................    93,244        93,244        307,868
  Retained earnings.......................................    29,265         9,984(2)       9,984
                                                            --------      --------       --------
          Total stockholders' equity......................   122,706       103,425        318,085
                                                            --------      --------       --------
          Total capitalization............................  $479,892      $491,516       $677,176
                                                            ========      ========       ========


---------------

(1) Outstanding borrowings under the Revolving Credit Facility were approximately $185 million at October 15, 1997.


(2) Reflects the after-tax loss of $19.3 million resulting from the Company's tender offer for the 13 1/2% Notes, including the write-off of deferred financing costs of such Notes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock trades on the NYSE under the symbol "OEI." The following table represents the quarterly high and low sales prices for the Common Stock on the NYSE since March 25, 1996 and, during the prior periods indicated, the high and low bid quotations in the over-the-counter market as quoted by the Nasdaq National Market since the shares became publicly traded (which quotations reflect the inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions).


                                                                HIGH            LOW
                                                                ----            ---
1995
  First Quarter.............................................     12 3/8           9 1/4
  Second Quarter............................................     13 3/4          11 1/4
  Third Quarter.............................................     12 3/4          10 1/2
  Fourth Quarter............................................     14 1/2          11 1/4
1996
  First Quarter.............................................     18 7/8          13 3/4
  Second Quarter............................................     33 3/4          18 1/8
  Third Quarter.............................................     41 1/2          28 3/4
  Fourth Quarter............................................     54 3/8          38 3/8
1997
  First Quarter.............................................     56              38
  Second Quarter............................................     53 1/8          38 7/8
  Third Quarter.............................................     70 1/8          41 1/4
  Fourth Quarter (through October 22, 1997).................     709/16          61 5/8



     The last reported sale price of the Common Stock as reported on the composite tape for issues listed on the NYSE on October 22, 1997, was $63 13/16 per share. As of September 30, 1997, there were approximately 157 holders of record of the Common Stock.


     The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. The Company's debt instruments include certain restrictions on the payment of cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

    The summary historical financial data set forth below for the period from inception (April 20, 1992) through December 31, 1992, and the years ended December 31, 1993, 1994, 1995 and 1996 for the Company have been derived from the audited financial statements and notes thereto contained elsewhere in this Prospectus. The financial data for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements of the Company. The summary historical financial data are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this Prospectus. For additional information relating to the Company's operations, see "Business."

                                              PERIOD FROM
                                               INCEPTION
                                            (APRIL 20, 1992)                  YEAR ENDED                    SIX MONTHS ENDED
                                                THROUGH                      DECEMBER 31,                       JUNE 30,
                                              DECEMBER 31,     -----------------------------------------   -------------------
                                                  1992           1993       1994       1995       1996       1996       1997
                                            ----------------   --------   --------   --------   --------   --------   --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
STATEMENT OF OPERATIONS AND OTHER
  FINANCIAL DATA:
Revenues and Expense Data:
Revenues..................................      $13,279        $ 47,483   $ 75,395   $127,970   $188,451   $ 69,082   $130,069
Direct Operating Expenses.................        6,687          19,201     30,324     40,047     47,098     22,044     32,592
General and Administrative Expenses.......          385           5,032     10,351     11,312     16,154      6,025      8,596
Depreciation, Depletion and
  Amortization............................        3,420          20,140     36,459     54,084     74,652     28,973     51,580
Interest Expense..........................          241           1,055      4,507     17,620     17,954      8,188     13,303
Loss on Production Payment Repurchase and
  Refinancing(1)..........................           --              --     16,681         --         --         --         --
Net Income (Loss) Before Income Tax
  Expense (Benefit).......................        2,584           2,227    (22,179)     5,210     32,988      3,850     24,682
Income Tax Expense (Benefit)(2)...........           --              --         --     (4,692)    12,037      1,515      8,555
Net Income (Loss).........................        2,584           2,227    (22,179)     9,902     20,951      2,336     16,127
Earnings per Common Share(3)
  Primary.................................           --              --         --   $   0.65   $   1.07   $   0.13   $   0.77
  Fully diluted...........................           --              --         --       0.65       1.05       0.13       0.77
OTHER FINANCIAL DATA:
EBITDA(4).................................      $ 6,245        $ 23,422   $ 35,855   $ 77,645   $129,100   $ 43,468   $ 90,274
Net Cash Provided By (Used In) Operating
  Activities(5)...........................       38,042         103,112   (115,485)    58,880    125,989     21,176     83,558
Capital Expenditures(6)...................       34,978         123,600     74,477     73,652    251,305     64,771    216,870
OPERATING DATA:
Sales Volumes:
  Oil (MBbls).............................          670           2,850      4,286      6,057      7,149      3,008      4,350
  Gas (MMcf)..............................        1,484           3,704      7,234     12,393     18,720      7,016     16,517
  MBOE....................................          917           3,467      5,492      8,123     10,269      4,178      7,103
Average Prices(7):
  Oil (per Bbl)...........................      $ 16.18        $  13.82   $  14.24   $  17.39   $  21.58   $  19.80   $  20.21
  Gas (per MCF)...........................         1.64            1.81       1.76       1.82       2.79       2.86       2.57
  BOE (per BOE)...........................        14.48           13.30      13.42      15.75      20.10      19.05      18.36
Lease Operating Expenses (per BOE)........      $  5.45        $   4.10   $   4.29   $   3.70   $   3.52   $   3.95   $   3.83

                                                                             AS OF DECEMBER 31,                     AS OF
                                                             ---------------------------------------------------   JUNE 30,
                                                              1992       1993       1994       1995       1996       1997
                                                             -------   --------   --------   --------   --------   --------
                                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Oil and Gas Assets, Net....................................  $30,998   $122,374   $160,311   $179,944   $355,698   $520,989
Total Assets...............................................   36,837    131,613    181,344    215,457    460,710    582,410
Long-Term Debt.............................................       --     13,448    154,039    171,692    284,142    357,186
Deferred Revenue on Production Payments(8).................   32,347    108,784         --         --         --         --
Stockholders' Equity.......................................      349       (825)     9,703     19,976    105,153    122,705

---------------

(1) The amount shown for the year ended December 31, 1994 represents primarily the excess of the purchase price of production payments over the book value of such production payments liability as of December 7, 1994.

(2) The Company was formed as an S corporation under the Internal Revenue Code and, as such, all income taxes were the obligation of the Company's stockholders. Therefore, through the date of the Initial Public Offering, no historical federal or state income tax expense has been provided for in the financial statements. In conjunction with the Initial Public Offering, the Company converted to a C corporation under the Internal Revenue Code. The Company recorded a deferred tax asset of $6.3 million, offset by a valuation allowance of $6.3 million at December 31, 1994 and a deferred tax asset of $4.7 million at December 31, 1995. As a result of the reversal of the valuation allowance, the Company recorded a net income tax benefit of $4.7 million in the year ended December 31, 1995.

(3) If the Company had recognized a tax provision at statutory rates for the year ended December 31, 1995, rather than an income tax benefit, earnings per common share would have been $0.22 for such period. Earnings per share has not been presented for periods prior to or including the date of the Initial Public Offering, as these amounts would not be meaningful or indicative of the ongoing entity.

(4) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA has not been reduced for the recognition of noncash revenues associated with production payments. EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. EBITDA is not intended as an alternative to earnings from continuing operations or net income.

(5) Cash flow from operating activities in 1992 and 1993 includes $36.8 million and $95.7 million, respectively, from the sale of production payments. Cash flow from operating activities for the year ended December 31, 1994 was reduced by $123.6 million related to the repurchase of such production payments.

(6) Includes $34.3 million in the year ended December 31, 1992 related to the acquisition of properties in the Delta Area, $115.5 million in the year ended December 31, 1993 related to the acquisition of additional properties in the Delta Area, $117.6 million in the year ended December 31, 1996 related to the acquisition of Central Gulf Area Properties and $55.9 million in the period ended June 30, 1997 related to the acquisition of additional properties in the Delta Area.

(7) Excludes results of hedging activities which increased (decreased) revenue recognized in the 1993, 1994, 1995 and 1996 periods by $1.2 million, $1.7 million, $(0.5) million and $(18.7) million, respectively and by $(10.5) million and $(0.3) million in the six months ended June 30, 1996 and June 30, 1997. Including the effect of hedging activities, the Company's average oil price per Bbl received was $14.23, $14.56, $17.27 and $19.70 in the years ended December 31, 1993, 1994, 1995 and 1996, respectively, and the average gas price per Mcf received was $1.81, $1.84 and $2.50 in the years ended December 31, 1994, 1995 and 1996, respectively. In the six months ended June 30, 1996 and 1997, the Company's average oil price including hedging activities per Bbl received was $17.92 and $20.13, respectively, and the average gas price per Mcf received was $2.17 in the six months ended June 30, 1996. The Company did not enter into any hedging activities relating to oil during 1992 or relating to gas during 1992, 1993 and in the six months ended June 30, 1997.

(8) Amounts represent deferred revenues recognized from the sale of production payments. See Note 4 to the consolidated financial statements of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in or incorporated by reference into this Prospectus.

GENERAL

     The Company is an independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas with operations focused primarily in the Eastern and Central Gulf of Mexico and coastal onshore Louisiana, some of the most prolific oil and gas producing regions in the United States. As of June 30, 1997, the Company had estimated proved reserves of approximately 61.8 MMBbls of oil and 181.1 Bcf of natural gas, or an aggregate of approximately 91.9 MMBOE, with a Present Value of Future Net Revenues of approximately $552.6 million and a Standardized Measure of Discounted Future Net Cash Flows of approximately $451.3 million. On a BOE basis, approximately 67% of the Company's proved reserves on such date were oil. The majority of the Company's existing proved reserves are attributable to Company operated wells or leases and approximately 79% of these reserves were classified as proved developed at June 30, 1997.

     The following table reflects certain information with respect to the Company's oil and gas properties. Sales volumes, revenues and average sales prices presented below have been segregated into those subject to production payments and amounts in excess of production payments in the applicable periods. On December 7, 1994, the Company purchased an outstanding 12% minority interest in a portion of the Delta Area (the "Minority Interest"). The amounts for the year ended December 31, 1994 do not reflect the Minority Interest prior to its acquisition.

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           JUNE 30,
                                           -------------------------------   -----------------
                                            1994         1995       1996      1996      1997
                                           -------     --------   --------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Sales Volumes
  Oil (MBbls)
     Excess Over Production Payments.....    2,771        6,057      7,149     3,008     4,350
     Production Payments.................    1,515           --         --        --        --
                                           -------     --------   --------   -------   -------
          Total Oil Volumes..............    4,286        6,057      7,149     3,008     4,350
                                           =======     ========   ========   =======   =======
  Gas (MMcf)
     Excess Over Production Payments.....    3,456       12,393     18,720     7,016    16,517
     Production Payments.................    3,778           --         --        --        --
                                           -------     --------   --------   -------   -------
          Total Gas Volumes..............    7,234       12,393     18,720     7,016    16,517
                                           =======     ========   ========   =======   =======
Revenues(1)
  Oil
     Excess Over Production Payments.....  $43,106(2)  $105,360   $154,284   $59,561   $87,919
     Production Payments.................   17,906           --         --        --        --
                                           -------     --------   --------   -------   -------
          Total Oil Revenues.............  $61,012     $105,360   $154,284   $59,561   $87,919
                                           =======     ========   ========   =======   =======
  Gas
     Excess Over Production Payments.....  $ 6,757     $ 22,581   $ 52,175   $20,032   $42,532
     Production Payments.................    5,951           --         --        --        --
                                           -------     --------   --------   -------   -------
          Total Gas Revenues.............  $12,708     $ 22,581   $ 52,175   $20,032   $42,532
                                           =======     ========   ========   =======   =======

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           JUNE 30,
                                           -------------------------------   -----------------
                                            1994         1995       1996      1996      1997
                                           -------     --------   --------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
Average Sales Prices(1)
  Oil (per Bbl)
     Excess Over Production Payments.....  $ 15.56(2)  $  17.39   $  21.58   $ 19.80   $ 20.21
     Production Payments.................    11.82           --         --        --        --
     Net Average Oil Price...............    14.24        17.39      21.58     19.80     20.21
  Gas (per Mcf)
     Excess over Production Payments.....  $  1.96     $   1.82   $   2.79   $  2.86   $  2.57
     Production Payments.................     1.58           --         --        --        --
     Net Average Gas Price...............     1.76         1.82       2.79      2.86      2.57
  BOE (per BOE)
     Excess over Production Payments.....  $ 14.90     $  15.75   $  20.10   $ 19.05   $ 18.36
     Production Payments.................    11.12           --         --        --        --
     Net Average Price...................    13.42        15.75      20.10     19.05     18.36
Severance Taxes(3).......................  $ 6,747     $ 10,023   $ 10,906   $ 5,522   $ 5,378
Lease Operating Expenses(3)..............  $23,577     $ 30,023   $ 36,192   $16,522   $27,213
Lease Operating Expenses (per BOE).......  $  4.29     $   3.70   $   3.52   $  3.95   $  3.83

---------------

(1) Excludes results of hedging activities which increased (decreased) revenue recognized in the 1994, 1995 and 1996 periods by $1.7 million, $(0.5) million and $(18.7) million, respectively, and by $(10.5) million and $(0.3) million in the six months ended June 30, 1996 and 1997, respectively. Including the effect of hedging activities, the Company's average oil price received was $14.56, $17.27 and $19.70 in the years ended December 31, 1994, 1995 and 1996, respectively, and the average gas price received was $1.81, $1.84 and $2.50 in the years ended December 31, 1994, 1995 and 1996, respectively. In the six months ended June 30, 1996 and 1997, including hedging activities, the Company's average oil price received was $17.92 and $20.13, respectively, and the average gas price received was $2.17 in the six months ended June 30, 1996. No gas volumes were hedged in the six months ended June 30, 1997. Plant processing income (loss) was ($0.1) million, $0.6 million and $0.7 million in the 1994, 1995 and 1996 periods, respectively. Losses relating to plant processing were less than $0.1 million for the six months ended June 30, 1996 and 1997.

(2) Includes sales of 800 MBbls for the year ended December 31, 1994, subject to a long-term contract at prices averaging $1.29 per Bbl for the eleven months ended November 30, 1994. See "Business -- Oil and Gas Marketing and Major Customers."

(3) Volumes delivered under production payments were received by Enron Reserve Acquisition Corp. free and clear of severance taxes and lease operating expenses. These costs were borne in full by the Company under the terms of the production payments.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     Revenues. The following table reflects an analysis of differences in the Company's oil and gas revenues (expressed in thousands of dollars) between the six months ending June 30, 1997 and the comparable period in 1996:

                                                              SIX MONTHS 1997
                                                                COMPARED TO
                                                              SIX MONTHS 1996
                                                              ---------------
Increase (decrease) in oil and gas revenues resulting from
  differences in:
  Crude oil and condensate --
     Price..................................................      $ 1,789
     Production.............................................       26,569
                                                                  -------
                                                                   28,358
  Natural gas --
     Price..................................................       (4,630)
     Production.............................................       27,130
                                                                  -------
                                                                   22,500
  Plant processing and hedging, net.........................       10,128
                                                                  -------
Increase in oil and gas revenues............................      $60,986
                                                                  =======

     For the six months ended June 30, 1997, the Company's total revenues increased approximately $61.0 million, or 88%, to $130.1 million, from $69.1 million for the comparable period of 1996. Production levels for the six months ended June 30, 1997, increased 70%, to 7,103 MBOE from 4,178 MBOE for the comparable period in 1996. The Company's average sales prices (excluding hedging activities) for oil and natural gas for the six months ended June 30, 1997, were $20.21 per Bbl and $2.57 per Mcf versus $19.80 per Bbl and $2.86 per Mcf in the 1996 period. Revenues increased by $53.7 million due to the aforementioned production increases and decreased by $2.8 million as a result of decreased oil and gas prices. The increase for the six months ended June 30, 1997, included additional production of 1,899 MBOE and related revenues of $33.6 million associated with the acquisition of certain interests in certain oil and gas producing fields and related production facilities primarily situated in the shallow federal waters of the central Gulf of Mexico, offshore Louisiana (the "Central Gulf Properties") on September 26, 1996.

     For the six months ended June 30, 1997, the Company's total revenues were further affected by an increase of $10.1 million over the comparable prior year period relating to hedging activities. In order to manage its exposure to price risks in the sale of its crude oil and natural gas, the Company from time to time enters into price hedging arrangements. See "-- Other Matters -- Energy Swap Agreements." The Company's average sales prices (including hedging activities) for oil for the six months ended June 30, 1997, was $20.13 per Bbl versus $17.92 per Bbl in the prior year period. The average sales price (including hedging activities) for gas for the six months ended June 30, 1996, was $2.17 per Mcf. No gas volumes were hedged in the six months ended June 30, 1997.

     Lease operating expenses. Lease operating expenses decreased to $3.83 per BOE for the six months ended June 30, 1997, from $3.95 per BOE in the comparable 1996 period. For the six months ended June 30, 1997, lease operating expenses were $27.2 million, as compared to $16.5 million in the 1996 period. This increase partially results from fluctuations in operating expenses associated with increased production and an increase of approximately $6.9 million in the six months ended June 30, 1997, relating to lease operating expenses associated with the acquired Central Gulf Properties. In addition, workover expenses for the six months ended June 30, 1997, were $2.9 million, as compared to $1.3 million for the six months ended June 30, 1996.

     Severance taxes. The effective severance tax rate as a percentage of oil and gas revenues (excluding the effect of hedging activities) decreased to 4.1% for the six months ended June 30, 1997, from 6.9% in the six months ended June 30, 1996. This decrease was primarily due to increased production from new wells on federal leases, including wells located on the Central Gulf Properties, and from state leases which were exempt from state severance tax under Louisiana's severance tax abatement program.

     General administrative expenses. General and administrative expenses per BOE decreased to $1.21 per BOE for the six months ended June 30, 1997 from $1.44 per BOE in the comparable 1996 period. For the six months ended June 30, 1997, general and administrative expenses were $8.6 million, as compared to $6.0 million in the comparable 1996 period. This increase is primarily due to costs associated with increased corporate staffing associated with both an increase in drilling activities and the Company's acquisition of the Central Gulf Properties, an increase in franchise taxes due to the issuance of the 9 3/4% Notes on September 26, 1996 and an increase in accrued bonuses in the 1997 period. These increases were partially offset in the 1997 period by an increase in the capitalization of a portion of the salaries paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties.

     Depreciation, depletion, and amortization expense. For the six months ended June 30, 1997, depreciation, depletion and amortization ("DD&A") expense was $51.6 million, as compared to $29.0 million in the comparable 1996 period. On a BOE basis, DD&A for the six months ended June 30, 1997, was $7.26 per BOE, as compared to $6.94 per BOE for the six months ended June 30, 1996. This variance can primarily be attributed to (i) the Company's increased production and related current and future capital costs from the 1996 and 1997 drilling programs and (ii) the Company's purchase of the Central Gulf Properties, partially offset by the increase to proved reserves resulting from such drilling programs and acquisitions.

     Interest expense. For the six months ended June 30, 1997, interest expense increased to $13.3 million from interest expense of $8.2 million in the comparable 1996 period. This increase in interest expense can primarily be attributed to interest expense of approximately $7.8 million in the six months ended June 30, 1997, relating to the issuance of the 9 3/4% Notes, partially offset by increases in the amount of interest capitalized in the 1997 period, resulting from increases in the Company's unevaluated assets, including additional seismic data and acreage.

     Income tax expense. For the six months ended June 30, 1997, the Company recorded income tax expense of $8.6 million, as compared to $1.5 million in the comparable 1996 period. Income tax expense for the six months ended June 30, 1997, was reduced by $0.7 million relating to a change in the Company's estimated deferred tax liability.

     Net income. Due to the factors described above, net income increased to $16.1 million for the six months ended June 30, 1997 from $2.3 million for the comparable period in 1996.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

     Revenues. The following table reflects an analysis of differences in the Company's oil and gas revenues (expressed in thousands of dollars) between the year ended December 31, 1996, and the comparable 1995 period:

                                                              YEAR ENDED
                                                                 1996
                                                              COMPARED TO
                                                              YEAR ENDED
                                                                 1995
                                                              -----------
Increase (decrease) in oil and gas revenues resulting from
  differences in:
  Crude oil and condensate --
     Price..................................................   $ 29,929
     Production.............................................     18,995
                                                               --------
                                                                 48,924
  Natural gas --
     Price..................................................     18,067
     Production.............................................     11,527
                                                               --------
                                                                 29,594
                                                               --------
  Plant processing and hedging, net.........................    (18,037)
                                                               --------
Increase in oil and gas revenues............................   $ 60,481
                                                               ========

     The Company's total revenues increased approximately $60.5 million, or 47%, to $188.5 million for the year ended December 31, 1996, from $128.0 million for the comparable period in 1995. Production levels for the year ended December 31, 1996, increased 26% to 10,269 MBOE from 8,123 MBOE for the comparable period in 1995. The Company's average sales prices (excluding hedging activities) for oil and natural gas for the year ended December 31, 1996 were $21.58 per Bbl and $2.79 per Mcf versus $17.39 per Bbl and $1.82 per Mcf in the prior period. Revenues increased by $30.5 million due to the aforementioned production increases and by $48.0 million as a result of increased oil and gas prices. For the year ended December 31, 1996, the Company recognized additional production of 680 MBOE and related revenues of $14.8 million associated with the acquisition of the Central Gulf Properties.

     For the year ended December 31, 1996, the Company's total revenues were further affected by a $18.2 million decrease in hedging revenues. In order to manage its exposure to price risks in the sale of its crude oil and natural gas, the Company from time to time enters into price hedging arrangements. See
"-- Other Matters -- Energy Swap Agreements." The Company's average sales prices (including hedging activities) for oil and natural gas for the year ended December 31, 1996, were $19.70 per Bbl and $2.50 per Mcf versus $17.27 per Bbl and $1.84 per Mcf in the prior period.

     Lease operating expenses. Lease operating expenses decreased to $3.52 per BOE for the year ended December 31, 1996, from $3.70 per BOE in the comparable 1995 period. This decrease is primarily the result of increased production in the Company's oil and gas fields, which have substantial fixed operating costs due to the capital intensive nature of the facilities and the underutilization of capacity. For the year ended December 31, 1996, total lease operating expenses were $36.2 million, as compared to $30.0 million in the 1995 period. This increase primarily results from fluctuations in normal operating expenses, including operating expenses associated with increased production and an increase of approximately $2.8 million relating to lease operating expenses of the newly acquired Central Gulf Properties. In addition, workover expenses for the year ended December 31, 1996, increased by $1.1 million to $2.5 million, as compared to $1.4 million in the comparable 1995 period.

     Severance taxes. The effective severance tax rate as a percentage of oil and gas revenues (excluding the effect of hedging activities) decreased to 5.3% in the year ended December 31, 1996, from 7.8% in the comparable 1995 period. The decrease was primarily due to increased production from new wells on federal leases, including wells located on the Central Gulf Properties, and from state leases which were exempt from state severance tax under Louisiana's severance tax abatement program.

     General and administrative expenses. For the year ended December 31, 1996, general and administrative expenses were $16.2 million as compared to $11.3 million in the comparable 1995 period. This increase is primarily due to costs of increased corporate staffing associated with both an increase in drilling activities and the Company's acquisition of the Central Gulf Properties, partially offset in the 1996 period by an increase in the capitalization of a portion of the salaries paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties. In addition, the Company expensed $.9 million relating to costs associated with efforts to purchase an oil and gas property outside of its United States cost center.

     Depreciation, depletion, and amortization expense. For the year ended December 31, 1996, DD&A expense was $74.7 million as compared to $54.1 million in the comparable 1995 period. On a BOE basis, DD&A for the year ended December 31, 1996, was $7.27 per BOE as compared to $6.66 per BOE for the year ended December 31, 1995. This variance can primarily be attributed to the Company's increased production and related current and future capital costs from the 1995 and 1996 drilling programs and the Company's purchase of the Central Gulf Properties, partially offset by the increase to proved reserves resulting from the programs and the acquisition.

     Interest expense. For the year ended December 31, 1996, interest expense increased approximately $0.4 million to $18.0 million, from $17.6 million in the comparable 1995 period. This increase is primarily a result of interest expense of approximately $4.1 million related to the issuance of the 9 3/4% Notes in September 1996. The increase was partially offset by the repayment of a portion of the Company's debt with proceeds from the common stock offering in March 1996 and the issuance of the 9 3/4% Notes. The increase was also partially offset by increases in the amount of interest capitalized in the 1996 period, as a result of an increase in the Company's unevaluated assets, including additional acreage and seismic data.

     Income tax expense (benefit). For the year ended December 31, 1996, the Company recorded income tax expense of $12.0 million, as compared to a $4.7 million benefit in the comparable 1995 period during which the Company realized a deferred tax asset.

     Net income. Due to the factors described above, net income for the year ended December 31, 1996, increased to $21.0 million, an increase of $11.1 million or 112% from net income of $9.9 million for the comparable 1995 period.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995

     Revenues. The following table reflects an analysis of differences in the Company's oil and gas revenues (expressed in thousands of dollars) between the year ended December 31, 1995, and the comparable 1994 period:

                                                              YEAR ENDED
                                                                 1995
                                                              COMPARED TO
                                                              YEAR ENDED
                                                                 1994
                                                              -----------
Increase (decrease) in oil and gas revenues resulting from
  differences in:
  Crude oil and condensate --
     Price..................................................    $19,143
     Production.............................................     25,205
                                                                -------
                                                                 44,348
  Natural gas --
     Price..................................................        811
     Production.............................................      9,062
                                                                -------
                                                                  9,873
                                                                -------
  Plant processing and hedging, net.........................     (1,646)
                                                                -------
Increase in oil and gas revenues............................    $52,575
                                                                =======

     For the year ended December 31, 1995, the Company's total revenues increased approximately $52.6 million, or 70%, to $128.0 million from $75.4 million for the comparable period in 1994. Production levels for the year ended December 31, 1995, increased 48% to 8,123 MBOE from 5,492 MBOE for the comparable period in 1994. The Company's average sales prices (excluding hedging activities) for oil and natural gas for the year ended December 31, 1995 were $17.39 per Bbl and $1.82 per Mcf, respectively, versus $14.24 per Bbl and $1.76 per Mcf, respectively, in the comparable 1994 period. Oil and natural gas volumes sold pursuant to production payment obligations represented approximately 35% and 52% of total sales volumes, respectively, for the year ended December 31, 1994. As a result of the repurchase of production payments on December 7, 1994, the Company was able to sell all of its production at market prices in 1995 as compared to previously selling a portion of its production subject to production payments at implicit contractual prices per BOE substantially below then current market prices.

     For the year ended December 31, 1995, the Company recognized additional production of 950 MBOE and related revenues of $15.0 million associated with the Minority Interest purchased December 7, 1994. Of the $15.0 million, $12.4 million was primarily related to production associated with the purchased Minority Interest with the remaining $2.6 million primarily related to increased oil prices for the 1995 period.

     For the year ended December 31, 1995, the Company's total revenues were further affected by a $2.2 million decrease in hedging revenues. In order to manage its exposure to price risks in the sale of its crude oil and natural gas, the Company from time to time enters into price hedging arrangements. See
"-- Other Matters -- Energy Swap Agreements." The Company's average sales prices (including hedging activities) for oil and natural gas for the year ended December 31, 1995, were $17.27 per Bbl and $1.84 per Mcf versus $14.56 per Bbl and $1.81 per Mcf in the prior period.

     Lease operating expenses. On a BOE basis, lease operating expenses decreased 14% in the year ended December 31, 1995, to $3.70 per BOE from $4.29 per BOE in the comparable period of 1994. This decrease was primarily the result of increased production at the Delta Area, which have substantial fixed operating costs due to the capital intensive nature of the facilities and the underutilization of capacity. Total lease operating expenses for the year ended December 31, 1995 were $30.0 million, as compared to $23.6 million for the comparable 1994 period. The increase was primarily related to the Company's operating expenses associated with increased production, the purchase of the Minority Interest in December 1994, an increase in painting and other preventive maintenance type programs which the Company believed to be cost effective, and increased workover costs in the 1995 period. Workover expenses increased to $1.4 million for the year ended December 31, 1995, as compared to $0.9 million for the comparable 1994 period.

     Severance taxes. The effective severance tax rate as a percentage of revenues decreased to 7.8% in the year ended December 31, 1995, from 8.9% in the comparable period of 1994. This decrease was primarily due to increased production from new wells on federal leases and from state leases which were exempt from state severance tax under Louisiana's severance tax abatement program.

     General and administrative expenses. General and administrative expenses per BOE decreased 26% to $1.39 per BOE in the year ended December 31, 1995 from $1.88 per BOE in the comparable period of 1994. In the year ended December 31, 1995, general and administrative expenses were $11.3 million, as compared to $10.4 million in the comparable 1994 period. The increase in general and administrative expenses was primarily due to increased corporate staffing, an increase in director and officer insurance premiums, an increase in franchise taxes and in incentive compensation. These increases were partially offset by the nonrecurring $0.9 million release and indemnity expenses incurred by the Company in the year ended December 31, 1994, a decrease in legal and other professional fees during 1995 and an increase in the capitalization of the salaries paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties during 1995.

     Depreciation, depletion, and amortization expense. For the year ended December 31, 1995, DD&A per BOE remained relatively unchanged at $6.66 as compared to $6.64 in the 1994 period. Total DD&A expense for the 1995 period was $54.1 million, as compared to $36.5 million for the comparable 1994 period. This variance was primarily related to the Company's increased production and related capital costs from the 1994 and 1995 drilling programs, as well as the increase in proved reserves. Also contributing to increased DD&A expense was the December 1994 acquisition of the Minority Interest.


     Interest expense. Interest expense for the year ended December 31, 1995 was $17.6 million, an increase of approximately $13.1 million from $4.5 million for the comparable 1994 period. This increase was due primarily to interest expense relating to the 13 1/2% Notes and the Revolving Credit Facility. This increase was partially offset by interest that was capitalized during the year ended December 31, 1995, of $2.8 million, as compared to $0.1 million in the 1994 period.


     Income tax expense (benefit). The Company was originally formed as an S corporation under the Internal Revenue Code and, as such, all income taxes were the obligation of the Company's stockholders. In conjunction with the Company's initial public offering, the Company converted to a C corporation under the Internal Revenue Code. Due to a valuation allowance, the Company did not record a tax benefit for the year ended December 31, 1994. During 1995, due to drilling successes and increases in realized prices, the Company generated income from operations. At December 31, 1995, management believed it was more likely than not that the deferred tax asset would be realized. As a result, in 1995 the Company reversed the valuation allowance and recognized a tax benefit of $4.7 million.

     Net income. Due to the factors described above, net income increased approximately $32.1 million from a net loss of $22.2 million for the year ended December 31, 1994 to net income of $9.9 million for the year ended December 31, 1995. For the year ended December 31, 1995, net income before the income tax benefit was $5.2 million.

LIQUIDITY AND CAPITAL RESOURCES

     The following summary table reflects comparative cash flows for the Company for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997:

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              JUNE 30,
                                           --------------------------------   --------------------
                                             1994        1995       1996        1996       1997
                                           ---------   --------   ---------   --------   ---------
                                                               (IN THOUSANDS)
Net cash provided by (used in) operating
  activities(1)..........................  $(115,485)  $ 58,880   $ 125,989   $ 21,176   $  83,558
Net cash used in investing activities....    (46,607)   (77,699)   (293,132)   (40,782)   (163,815)
Net cash provided by financing
  activities.............................    162,462     18,463     172,689     20,214      74,498

---------------

(1) Cash flow from operating activities for the year ended December 31, 1994 was reduced by $123.6 million related to the repurchase of production payments.

     For the six months ended June 30, 1997, net cash provided by operating activities increased by $62.4 million. This increase relates primarily to increased revenues, partially offset by increases in lease operating expenses, general and administrative expenses and interest expense. In addition, timing differences on certain receivable and payable balances affect cash provided by operating activities at any period end.

     Cash used in investing activities during the six months ended June 30, 1997, increased to $163.8 million as compared to $40.8 million in the comparable 1996 period. This increase is primarily a result of the Company's acquisition of certain interests in various state leases in the Main Pass Block 69 field on March 7, 1997, for a net purchase price of approximately $55.9 million (the "Main Pass Acquisition"), as well as increased drilling activity and increased seismic and leasehold purchases in the 1997 period, partially offset by the sale of the Company's interest in the South Marsh Island 269 field which generated cash of $33.5 million in the 1997 period.

     Financing activities during the six months ended June 30, 1997, generated cash of $74.5 million, as compared to $20.2 million in the comparable 1996 period. The increase in cash during the 1997 period was primarily a result of a $73.0 million increase in net borrowings on the Company's Revolving Credit Facility. The cash generated in the comparable 1996 period was the result of the issuance of 4.5 million shares of common stock at $14.75 per share on March 19, 1996, which yielded net proceeds to the Company of approximately $62.2 million, partially offset by the (i) net payment of $29.2 million on the Company's Revolving Credit Facility and (ii) the repayment of a $13.0 million note to Shell Offshore, Inc. in the 1996 period.

     Capital requirements. The Company's capital investments to date have focused primarily on exploration, acquisitions and development of proved properties. The Company's expenditures for property acquisition, exploration and development for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997 are as follows:

                                                                            SIX MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             JUNE 30,
                                         ------------------------------    -------------------
                                          1994       1995        1996       1996        1997
                                         -------    -------    --------    -------    --------
                                                            (IN THOUSANDS)
Property acquisition costs of evaluated
  properties...........................  $25,442    $   624    $ 59,419    $    39    $ 50,657
Property acquisition costs of
  unevaluated properties...............   14,736      2,381      69,766      3,069      29,038
Reclass of properties held for
  resale...............................       --         --     (37,200)        --          --
Exploration costs (drilling and
  completion)..........................    8,467     12,153      31,767     16,029      28,843
Development costs (drilling and
  completion)..........................   21,634     42,443      81,616     31,113      65,955
Abandonment costs......................      727        236         352        154         344
Geological and geophysical costs.......    1,362      5,953      13,999      3,779      16,633
Capitalized interest and general and
  administrative costs.................      660      4,476       9,191      2,699       7,664
Other capital costs....................    1,449      5,386      22,395      7,889      17,736
                                         -------    -------    --------    -------    --------
                                         $74,477    $73,652    $251,305    $64,771    $216,870
                                         =======    =======    ========    =======    ========


     A primary component of the Company's strategy is to continue its exploration and development activities. The Company intends to finance capital expenditures related to this strategy primarily with funds provided by operations, borrowings under the Revolving Credit Facility, and a portion of the proceeds of the Offerings. During the six months ended June 30, 1997, the Company spent $94.8 million on exploration and development drilling and $16.6 million on 3-D seismic surveys and other geological and geophysical costs. Included in property acquisition costs in the six months ended June 30, 1997, is the $55.9 million net purchase price of the Main Pass Acquisition. Of the total net purchase price for the Main Pass Acquisition, approximately $50.5 million was allocated to evaluated properties and $5.4 million was allocated to unevaluated properties. Included in other capital costs for the six months ended June 30, 1997, is $16.9 million, which relates primarily to capital costs incurred to install and upgrade production facilities and flowlines. The Company is also a party to two escrow agreements which provided for the future plugging and abandonment costs associated with oil and gas properties. The first agreement, related to East Bay, requires monthly deposits of $100,000 through June 30, 1998, and $350,000 thereafter until the balance in the escrow account equals $40 million, unless the Company commits to plug and abandonment of a certain number of wells in which case the increase will be deferred. The second agreement, related to Main Pass 69, required an initial deposit of $250,000 and monthly deposits thereafter of $50,000 until the balance in the escrow account equals $7,500,000. As of June 30, 1997, the escrow balances totaled $7.4 million.


     In addition to developing its existing reserves, the Company will continue to attempt to increase its reserve base, production and operating cash flow by engaging in strategic acquisitions of oil and gas properties. In order to finance any such possible future acquisitions, the Company may seek to obtain additional debt or equity financing. The availability and attractiveness of these sources of financing will depend upon a number of factors, including the financial condition and performance of the Company, as well as prevailing interest rates, oil and gas prices and other market conditions. There can be no assurance that the Company will acquire any additional producing properties. In addition, the ability of the Company to incur additional indebtedness and grant security interests with respect thereto will be subject to the terms of the Indentures (as defined herein).

     The Company plans to spend approximately $281 million for 1997 drilling activities and an additional $63 million for other direct capital expenditures including lease acquisitions and seismic purchases. In addition, on March 7, 1997, the Company completed the Main Pass Acquisition for a net purchase price of approximately $55.9 million, and on October 15, 1997 completed the South Pass Alliance for a net purchase price of approximately $60.8 million. The Company's other primary capital requirements will be for the payment of interest on its 9 3/4% Notes and 8 7/8% Notes, and interest on any borrowings the Company may incur under the Revolving Credit Facility. The Company expects to fund its current debt service obligations with operating cash flow.


     Liquidity. The ability of the Company to satisfy its obligations and fund planned capital expenditures will be dependent upon its future performance, which will be subject to prevailing economic conditions, including oil and gas prices, and to financial and business conditions and other factors, many of which are beyond its control, supplemented with existing cash balances and, if necessary, borrowings under the Revolving Credit Facility. The Company expects that its cash flow from operations, existing cash balances, proceeds from the Offerings and availability under the Revolving Credit Facility, if necessary, will be adequate to execute the remainder of its 1997 and 1998 business plan. However, no assurance can be given that the Company will not experience liquidity problems from time to time in the future or on a long-term basis. If the foregoing sources of capital are not sufficient to satisfy its cash requirements, there can be no assurance that additional debt or equity financing will be available to meet its requirements.


     The Revolving Credit Facility currently has a borrowing base of $200 million. The lenders may redetermine the borrowing base at their option once within any 12-month period, as well as on scheduled redetermination dates as outlined in the Revolving Credit Facility. The Revolving Credit Facility terminates on October 31, 2001, unless the Company requests and is granted a one-year deferral of such termination.

     Under the terms of the Revolving Credit Facility, the Company is required to comply with certain financial tests which may reduce the $200 million borrowing base. Currently, the Company does not believe that these financial tests will reduce the borrowing base. As of October 15, 1997, the Company's outstanding balance on its Revolving Credit Facility was $187 million, including letters of credit of $2 million primarily associated with bonding for future abandonment obligations. The Company had remaining availability of $13 million under the Revolving Credit Facility as of October 15, 1997.

     Effects of leverage. The Company is highly leveraged with outstanding long-term debt of approximately $357.2 million as of June 30, 1997. The Company's level of indebtedness has several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Indentures contain restrictions which may limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

     The Company is required to make semi-annual interest payments of $7.8 million on its 9 3/4% Notes each April 1 and October 1 through the year 2006 and semi-annual interest payments of approximately $8.9 million on its 8 7/8% Notes each January 15 and July 15 through the year 2007, commencing January 15, 1998. In addition, the Company is required to make quarterly interest payments on the Revolving Credit Facility based on outstanding borrowings for the quarterly period. The Company may also, at its discretion, make principal payments on the Revolving Credit Facility.

     Pursuant to the Indentures, the Company may not incur any Indebtedness other than Permitted Indebtedness (as defined in the Indentures) unless the Company's Consolidated Fixed Charge Coverage Ratio (as defined in the Indentures) for the four full fiscal quarters preceding the proposed new Indebtedness is greater than 2.5 to 1.0 after giving pro forma effect to the proposed new Indebtedness, the application of the proceeds of such Indebtedness and other significant transactions during the period.

     In accordance with the terms of the Indentures, if the Company disposes of oil and gas assets, it must apply such proceeds to permanently pay down certain indebtedness or within a specified time from the date of the asset sale, purchase additional oil and gas assets. If proceeds not applied as indicated above exceed $15 million ($20 million with respect to the 8 7/8% Notes), the Company shall be required to offer to purchase outstanding 9 3/4% Notes and 8 7/8% Notes or other pari passu indebtedness in an amount equal to the unapplied proceeds. A similar provision exists with respect to the Company's 13 1/2% Notes, of which only $245,000 in principal amount currently remains outstanding.

     The Company believes it is currently in compliance with all covenants contained in the Indentures and has been in compliance since the issuance of the 9 3/4% Notes and the 8 7/8% Notes.

     The Company's ability to meet its debt service obligations and to reduce its total indebtedness upon the Company's future performance, which will be subject to oil and gas prices, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance may not be adversely affected by such economic conditions and financial, business and other factors.

OTHER MATTERS

     Energy swap agreements. The Company engages in futures contracts with certain of its production through master swap agreements ("Swap Agreements"). The Company considers these futures contracts to be hedging activities and, as such, monthly settlements on these contracts are reflected in oil and gas sales. In order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future production and (ii) the contract must reduce the Company's exposure to the risk of changes in prices. Changes in the market value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated contracts or contracts that have been sold are amortized over the original contract period and reflected in oil and gas sales.

     The Swap Agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. The Company has contracts which contain specific contracted prices ("Swaps") that are settled monthly based on the differences between the contract prices and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, the Company pays the spread, and to the extent the contract price exceeds the average NYMEX price the Company receives the spread. In addition, the Company has combined contracts which have agreed upon price floors and ceilings ("Costless Collars"). To the extent the average NYMEX price exceeds the contract ceiling, the Company pays the spread between the ceiling and the average NYMEX price applied to the related contract volumes. To the extent the contract floor exceeds the average NYMEX price, the Company receives the spread between the contract floor and the average NYMEX price applied to the related contract volumes. Under the terms of the Swap Agreements, each counterparty has extended the Company a $5 million line of credit for use in conjunction with its hedging activities. As of October 13, 1997, the Company's exposure under all contracts covered by the Swap Agreements was approximately $5.5 million.

     As of June 30, 1997, after giving effect to the additional oil Swaps that the Company entered into through October 14, 1997, the Company's open forward position on its outstanding crude oil Swaps was as follows:

                                                                       AVERAGE
                            YEAR                              MBBLS     PRICE
                            ----                              -----    -------
1997........................................................  1,500    $19.89
1998........................................................  4,800    $19.80
1999........................................................   300     $18.55
2000........................................................   300     $18.55
                                                              -----    ------
                                                              6,900    $19.71
                                                              =====    ======

     The Company currently has no outstanding natural gas Swaps.

     As of June 30, 1997, the Company's open forward position on its outstanding Costless Collars was as follows:

                                                           CONTRACTED   CONTRACTED   CONTRACTED
                                                            VOLUMES       FLOOR       CEILING
            YEAR                  FROM         THROUGH      (MBBLS)       PRICE        PRICE
            ----               -----------     -------     ----------   ----------   ----------
1997.........................     July        September       900         $20.00       $24.40

     On March 7, 1997, the Company entered into a basis swap for 9,000 barrels of oil per month for the period April, 1997, through July, 1997, with a fixed price of ($0.11) per barrel basis differential between the monthly calendar average of Platt's Louisiana Light Sweet and Platt's West Texas Intermediate crude oil prices.

     As a result of hedging activity under the Swap Agreement, on a BOE basis, the Company estimates that approximately 26% of its estimated remaining 1997 production which is classified as proved reserves as of June 30, 1997, will not be subject to price fluctuation for 1997.

     Currently, it is the Company's intention to commit no more than 50% of its total annual production on a BOE basis to such arrangements. Moreover, under the Revolving Credit Facility, the Company is prohibited from committing more than 80% of its production estimates for the next 24 months to such arrangements at any point in time. As the current swap agreements expire, the portion of the Company's oil and natural gas production which is subject to price fluctuations will increase significantly, unless the Company enters into additional hedging transactions.

     Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for natural gas and oil sold in the spot market. Prices received for natural gas sold on the spot market are volatile due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices which are subject to price fluctuations resulting from changes in world supply and demand. While the price the Company receives for its oil and natural gas production has significant financial impact on the Company, no prediction can be made as to what price the Company will receive for its oil and natural gas production in the future.

     Gas balancing. It is customary in the industry for various working interest partners to produce more or less than their entitlement share of natural gas from time to time. The Company's net overproduced position on its properties decreased from 2,059,954 Mcf at December 31, 1996, to 950,278 Mcf at June 30, 1997. This decrease is primarily the result of the Company's Main Pass Acquisition. During the make-up period for the remaining imbalance, the Company's gas revenues will be adversely affected. The Company recognizes revenue and imbalance obligations under the sales method of accounting.

                                    BUSINESS
GENERAL

     The Company is an independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas. OEI has one of the most active exploration and development programs in the Gulf of Mexico, which is among the most prolific oil and gas producing regions in the United States. The Company has increased its average daily production by 188% to 43,355 BOE for the three months ended June 30, 1997 from 15,047 BOE for the year ended December 31, 1994. EBITDA (as defined herein) increased 108% to $90.3 million for the six months ended June 30, 1997 from $43.5 million for the same period of 1996. As of June 30, 1997, the Company had estimated proved reserves of approximately 61.8 MMBbls of oil and 181.1 Bcf of natural gas, or an aggregate of approximately 91.9 MMBOE, an increase of 109% from 44.0 MMBOE at June 30, 1996. Over 90% of the Company's existing proved reserves are attributable to Company operated wells or leases, and approximately 79% of these reserves were classified as proved developed at June 30, 1997. Further, the Company has identified 665 reserve and production enhancement opportunities on its existing properties.

     In order to reduce risk, the Company uses state-of-the-art seismic evaluation technology in its exploration and development activities. The seismic evaluation technology is integrated with subsurface data to improve the Company's ability to properly define the structural and stratigraphic features that potentially contain hydrocarbon accumulations. As of June 30, 1997, the Company owned or licensed approximately 1,700 square miles of 3-D seismic data and over 22,000 linear miles of 2-D seismic data on and around its core properties. With the aid of seismic technology, the Company has achieved an 88% success rate on 125 wells drilled in the Gulf of Mexico since its inception (April 20, 1992).

     The Company's activities have historically been focused primarily in three geographically distinct areas in the Gulf of Mexico region, consisting of the Delta Area, the Central Gulf Area, and the Onshore Exploratory Area. Most recently, the Company has become active in the Deepwater Gulf (water depth over 1,000 feet) areas of the Gulf of Mexico through both its joint venture with Conoco and its high bid in a recent federal lease sale on six blocks in the Keathley Canyon.

     The Company's largest area of focus is the Delta Area, which is located primarily in federal and state waters offshore in the Mississippi River deltaic region, consisting of interests in 8 fields and encompassing 122,549 gross (109,270 net) acres. The Delta Area contains approximately 464 producing wells and includes three of the top 20 fields in the Gulf of Mexico based on total historical production. The Central Gulf Area, which contains approximately 60 producing wells, consists of interests in 10 oil and gas fields and related production facilities primarily situated in the shallow federal waters of the central Gulf of Mexico, offshore Louisiana. The Central Gulf Area encompasses 86,748 gross (59,910 net) acres. The Onshore Exploratory Area consists of leasehold and seismic lease options totaling 62,143 gross (45,962 net) acres. These 19 offshore fields, together with the Onshore Exploratory Area, provide significant opportunities to enhance current production and ultimate reserve recoveries through development and exploratory drilling, recompletions and infill and horizontal drilling.

     As part of an increased emphasis on reserve additions through exploratory drilling, the Company has begun to focus on the deepwater areas of the Gulf of Mexico. Based on the magnitude of recent discoveries by other companies, the Company believes that exploration in the Deepwater Gulf affords it the opportunity to discover significantly larger potential reserves and to earn a high rate of return, complementing its lower risk opportunities in the shallower waters of the Gulf of Mexico. In February 1997, the Company entered the Deepwater Venture with Conoco encompassing 155,520 gross (57,658 net) acres located off the coast of Louisiana in water depths ranging from 2,500 to 7,500 feet. In addition, in a federal lease sale conducted in August 1997, the Company was the high bidder on six blocks located in Keathley Canyon. If all of the Company's Keathley Canyon bids are awarded, the Company's holdings in the Deepwater Gulf will increase to 190,080 gross (92,218 net) acres. The Company has sought and is likely to continue to seek experienced joint venture partners to pursue opportunities in the Deepwater Gulf, in part to manage the investment risk of drilling and completing these deepwater wells. The Company believes that the Deepwater Gulf provides it with substantial long term reserve and production growth opportunities in the Company's Gulf of Mexico focus area.

     The Company plans to spend a total of approximately $460 million for capital expenditures in 1997, including the South Pass Alliance. See "-- Recent Developments." Of this amount, $281 million has been budgeted for drilling expenditures, of which $107 million is for exploration drilling. The total capital expenditure budget for 1998 is $325 million, including $154 million for development drilling and $150 million for exploration drilling (of which $25 million is budgeted for the Deepwater Gulf).

RECENT DEVELOPMENTS

     On October 15, 1997 the Company and Shell, one of the most successful and experienced exploration companies and a leader in technological advances in the Gulf of Mexico, entered into the Delta Exploration Joint Venture. The agreement establishes an AMI covering approximately 240 square miles in a coastal and offshore section of the Delta Area. Under the terms of the agreement, OEI and Shell have each contributed existing leasehold, project inventory and proprietary 3-D seismic data within the AMI, and the properties will be operated by OEI. The Company believes that this venture presents significant opportunities arising from Shell's technical expertise and knowledge of the area, the Company's own experience with exploration, exploitation and development techniques on its neighboring Delta Area properties, and the Company's existing infrastructure and capacity in the area. The Company expects the venture to spud its initial exploratory well in 1998.

     In addition, the Company and Shell entered into the South Pass Alliance, encompassing two fields in the South Pass area located in the Gulf of Mexico. As part of the South Pass Alliance, the Company acquired from Shell, for a purchase price of approximately $60.8 million, a 50% working interest in various producing federal leases and related processing facilities in South Pass 61 and 65 fields and became the operator of the properties. Strategically situated near the Company's holdings in the Delta Area, the South Pass Properties include interests in approximately 95 producing wells located on approximately 26,250 gross acres. Current estimated production from the newly acquired interests is approximately 3,500 BOE per day net to the Company. The Company believes that the South Pass Properties have substantial similarities with its existing Delta Area properties, including a significant proven reserve base with large exploitation and exploration potential resulting from the Company's utilization of recently acquired 3-D seismic data. The Company intends to utilize its experience in operating and successfully exploiting its existing Delta Area properties to maximize the profitability of the South Pass Properties.


     On October 23, 1997 the Company announced earnings of $8.6 million, or $0.41 per share, before an extraordinary charge, for the third quarter ended September 30, 1997. This represents a 61% increase over the prior year's third quarter earnings of $5.4 million, or $0.26 per share. Earnings for the nine-month period ended September 30, 1997 were $24.8 million, or $1.18 per share, before an extraordinary charge, as compared to $7.7 million, or $0.40 per share in the nine-month period ended September 30, 1996. The Company recognized an extraordinary charge to earnings of $19.3 million in the third quarter as a result of the repurchase of its 13 1/2% Notes. Including the effect of the extraordinary item, the Company reported a net loss for the third quarter of $10.7 million, or $0.51 per share and earnings for the nine-month period ended September 30, 1997 of $5.5 million, or $0.26 per share. Average net daily production for the third quarter increased 66% to 48,379 BOE as compared to 29,184 BOE in the prior year's quarter. Lease operating expenses per BOE decreased 5% to $2.98 for the third quarter, from $3.13 in the prior year's comparable period. EBITDA for the three months ended September 30, 1997 increased by 66% to $54.5 million from $32.9 million in the comparable 1996 period. Oil and gas revenues for the third quarter of 1997 increased to $74.3 million, representing a 56% increase over last year's third quarter revenues of $47.6 million.

STRENGTHS

     The Company believes it has unique strengths that position it to continue as a successful independent operator in the Gulf of Mexico and coastal onshore Louisiana, including the following:

     Expertise in the Gulf of Mexico. Management believes the Company's existing asset base and incentivized personnel provide it with competitive advantages for operating in the Gulf of Mexico. The Company continues to develop its high quality team of geoscientists and engineers, currently numbering 57, each of whom has substantial experience in this region largely through tenure at major oil companies. The Company has also assembled a team of experienced field personnel, most with over 15 years of service in the Company's core areas. Management has extensive experience and good working relationships with federal, state and local regulatory agencies in this region. The Company augments its technical expertise through its strategic relationships, such as the Deepwater Venture with Conoco.

     Quality of existing operations. The Company's Delta Area and Central Gulf Area fields were originally developed by major oil companies prior to their acquisition by the Company, and are among the most productive fields in the Gulf of Mexico based on total historical production. These fields have extensive production histories and contain significant reserve and production enhancement opportunities as evidenced by the Company's current inventory of 665 projects. Production from these fields has been predominantly from depths shallower than 12,000 feet. While cumulative historical production from these horizons has exceeded 1.78 billion BOE, the Company believes that potential exists for additional reserves to be found at these horizons, as well as deeper horizons. As of June 30, 1997, the Company's properties collectively comprised 452,499 gross acres of leases and seismic options (109,804 of which are held by production).

     Extensive technological database. The Company owns or licenses approximately 1,700 square miles of 3-D seismic data and over 22,000 linear miles of 2-D seismic data in and around its core properties. OEI uses state-of-the-art seismic evaluation technology in its exploration and development activities in order to reduce risks and lower costs. The seismic evaluation technology is integrated with subsurface data from over 12,000 wells to improve the Company's ability to properly define the structural and stratigraphic features which potentially contain accumulations of hydrocarbons. The Company's geoscientists and engineers integrate and evaluate this expansive well and seismic data base. Management believes the availability of 3-D seismic coverage for the Gulf of Mexico at reasonable costs enhances the potential for returns on exploration and development activities.

     Efficient operator. The Company is the operator of over 90% of its wells, allowing it to control expenses, capital allocation and the timing of development and exploitation of its fields. Since 1992, the Company has decreased lease operating expenses by 35%, from $5.45 per BOE for the period from inception (April 20, 1992) through December 31, 1992 to $3.55 per BOE for the twelve months ended June 30, 1997. From 1989 to 1991, prior to the Company's ownership, lease operating expenses for the Delta Area properties ranged from $6.59 to $11.33 per BOE.

     Expandable base of operations. The Company has additional production capacity available at its facilities located in the Delta Area and the Central Gulf Area, which can provide a foundation for further acquisition, exploitation and exploration in the Gulf of Mexico to achieve additional production at low incremental costs. The Company also believes that its operating and administrative personnel and systems can efficiently manage the addition of producing properties and related operations through geographic concentration, technical expertise and economies of scale based on existing infrastructure and the maintenance of low overhead costs. The Company expects that it will be able to realize such benefits in connection with the South Pass Alliance, the Delta Exploration Joint Venture and the Deepwater Venture.

BUSINESS STRATEGY

     The Company's strategy is to increase shareholder value by increasing its reserve base and by continuing to decrease unit costs. The Company intends to grow its oil and gas reserves by capitalizing on its strengths through the exploitation of its existing properties, the exploration for new oil and gas reserves on its existing properties and elsewhere and the acquisition of additional properties with exploitation and exploration potential. The Company intends to decrease unit costs by operating its properties more efficiently and by increasing production. The Company is implementing this strategy by:

     Expanding exploration program. The Company is expanding its exploration program in the Gulf of Mexico which is designed to provide exposure to selected higher risk, higher potential rate of return prospects. This expansion consists of increasing exploration in the Delta Area and the Central Gulf Area, where the Company has historically been active, as well as entering new areas where the Company believes its experience and relationships create significant opportunities, such as the Onshore Exploratory Area, the Delta Exploration Joint Venture and the Deepwater Gulf. The Company currently intends to divide its drilling budget equally between exploratory and development drilling. The Company's exploratory drilling expenditures were $32 million in 1996, and are expected to increase to approximately $107 million in 1997. In order to reduce exploration risk, the Company will apply state-of-the-art technology to identify prospects, select well locations with multiple pay objectives where possible and may sell a portion of a prospect to an industry partner while preferably remaining as operator.

     Continuing development and exploitation of existing properties. The Company is actively pursuing the development of its existing properties to fully exploit its reserves through recompletions, horizontal and development drilling, waterfloods and 3-D seismic enhanced exploitation drilling. OEI uses advanced technology in its exploitation and exploration activities in order to reduce risks and lower costs. Further, the Company seeks to drill wells with multiple pay objectives, allowing it to reduce the risk of exploring deeper prospects by attempting to exploit shallow reservoirs in the same well. Primarily as a result of its development and exploitation drilling success, the Company has increased its average daily production by 188% to 43,355 BOE for the three months ended June 30, 1997 from 15,047 BOE for the year ended December 31, 1994. The Company currently has an inventory of over 485 development and exploitation projects on its existing properties. In light of these projects, the Company plans approximately $174 million of development and exploitation drilling capital expenditures in 1997, up from approximately $82 million in 1996.

     Pursuing joint ventures and strategic acquisitions. The Company is continually evaluating opportunities to acquire or enter into joint ventures involving producing and exploratory properties which may possess, among others, one or more of the following characteristics: (i) close proximity to the Company's existing operations, (ii) potential opportunities to increase reserves through exploratory drilling and additional recovery or enhancement techniques or (iii) potential opportunities to reduce expenses through more efficient operations. Among other opportunities, this strategy has resulted in the formation of significant strategic relationships with major oil companies, including the Deepwater Venture, the South Pass Alliance and the Delta Exploration Joint Venture. While the Company focuses primarily on joint ventures and acquisitions involving producing and exploratory properties with large acreage positions, it evaluates a broad range of potential transactions. Company personnel have substantial training, experience, and an in-depth knowledge of the Gulf of Mexico's offshore and onshore areas, as well as established relationships with a number of major and large independent energy companies operating in this region. These factors, in combination with the utilization of state-of-the-art geological and engineering technology, assist in identifying properties that meet the Company's acquisition and joint venture objectives.

SUMMARY PROJECT INVENTORY FOR EXISTING PROPERTIES

     Consistent with the drilling strategies discussed above, set forth below is a summary of the Company's current inventory of reserve and production enhancement projects on its existing properties. While the Company presently intends to complete these projects, the number, type and timing of the proposed projects are subject to continued revision as a result of many factors, including the availability of capital to fund such projects, initial test results, the price of oil and gas, weather and other general and economic conditions. The

Company currently has budgeted approximately $281.2 million for 1997 and $303.7 million for 1998 to apply towards a portion of the following projects on its existing properties.

                                                                   BUDGETED
                                                                 EXPENDITURES
                                                  NUMBER OF    ----------------
                 TYPE OF PROJECT                  PROJECTS      1997      1998
                 ---------------                  ---------    ------    ------
Exploration Drilling.............................    181       $107.3    $150.0
Recompletion/Workovers...........................    221         18.4      14.0
Waterfloods......................................      6          5.4       3.6
Development Drilling.............................    182         30.9      36.9
Horizontal Drilling..............................      4          8.0       1.9
"Develocat" Drilling.............................     71         62.1      64.2
Facility Costs...................................    N/A         49.1      33.1
                                                     ---       ------    ------
          Total..................................    665       $281.2    $303.7
                                                     ===       ======    ======

     The following opportunities are representative of the type of exploration projects the Company is currently pursuing:

     The Main Course Prospect is designed to test an upthrown three-way closure located in the northern portion of the Eugene Island 51 Field, in the heart of the producing geopressured Cib Carst trend. These prospective geopressured Cib Carst sands are correlative to subtle amplitude anomalies on the upthrown side of a down-to-the-north fault, and are high to, but fault separated from, a nearby well which encountered pay in the prospective area. The proposed total depth for the prospect is 14,900 feet.

     The Midnight 2 Prospect, located near the mouth of Southwest Pass in the South Pass 41 Field area, will test the stratigraphic section through the U Sand to a depth of 12,600 feet. The project is analogous to the Midnight 1 discovery drilled in 1996, which tested at approximately 21 MMcf per day and is still producing high gas volumes. Midnight 2 compares favorably with the discovery in that the key target P6 and U Sands are both delineated by structurally conforming amplitude anomalies. Several additional wells will be needed to fully develop the area if successful. The project has been developed behind a recent statics-corrected 3-D data set.

     The Upseis Prospect, located in the southern portion of the South Pass 24 Field, is a deeper pool exploratory well that will test a large upthrown closure. The targeted fault trap has field pays from 7,000 feet to 11,000 feet but no wells to date have tested the deeper sections. The Company's proprietary 3-D seismic indicates structurally controlled amplitude support in the objective sand section. The Upseis Prospect has a proposed total depth of 19,500 feet.

     The Whale Prospect, located in the South Pass 24 area of the Company's East Bay complex, is a deeper pool exploratory project which will test a large three-way closure. The fault closure has trapped over 36 MMBbls of oil and 38 Bcf of gas in 9 shallower pay sands, but has not been crestally tested in the deeper potential pay horizons. Recent 3-D seismic indicates a large area of amplitude anomaly, indicating the probable presence of deep sands. The proposed total depth of the initial test well is 18,500 feet.

PROPERTIES

     The information regarding the Company's properties in the following discussion is as of December 31, 1996, except that the information with respect to the Deepwater Gulf is as of September 30, 1997. The discussion excludes information with respect to the South Pass Alliance and the Delta Exploration Joint Venture.

  Mississippi River Delta Area

     The Company's Delta Area is comprised of six Company operated fields -- South Pass 1, South Pass 24, South Pass 27, South Pass 39, Main Pass 69 and Main Pass 138, as well as two non-operated fields -- South Pass 41 and Main Pass 140. The Delta Area encompasses approximately 75,458 gross leased acres in state and federal waters situated near the mouth of the Mississippi River in the Gulf of Mexico. In addition, the

Company has interests in approximately 19,230 gross leased acres in the Chandeleur Sound, Breton Sound and Main Pass 71/75 areas, where there are currently no productive wells.

     At the core of the Delta Area is the East Bay complex. The East Bay complex is a major oil production facility with daily production capacity for 70 MBbls of oil, 240 MMcf of gas and 240 MBbls of water. Within the East Bay complex, the South Pass 24 field, discovered in 1950, has production established from 64 horizons and 268 reservoirs with cumulative production through December 31, 1996, of 321,869 MBbls of oil and 401,924 MMcf of gas. The adjacent South Pass 27 field, discovered in 1954, has production established from 84 horizons and 445 reservoirs with cumulative production through December 31, 1996, of 334,559 MBbls of oil and 798,056 MMcf of gas.

     The Company owns an average 96% working interest in these fields, and for the six months ended December 31, 1996, the Company averaged daily net sales of
20.3 MBbls of oil and 56.1 MMcf of gas from 478 gross productive wells in the Delta Area.

  Central Gulf Area

     The Company's Central Gulf Area is comprised of nine Company operated fields -- Eugene Island 45, Eugene Island 100, Eugene Island 126, Eugene Island 128, Ship Shoal 47, Ship Shoal 64, South Marsh Island 243, Vermilion 215 and Vermilion 273, as well as one non-operated field -- Vermilion 76. The Central Gulf Area consists of approximately 76,000 gross leased acres in federal waters situated in the shallow federal waters of the Central Gulf of Mexico, offshore Louisiana.

     The Company owns an average 45% working interest in these fields, and for the six months ended December 31, 1996, the Company averaged daily net sales of
4.0 MBbls of oil and 17.4 MMcf of gas from 76 productive wells in the Central Gulf Area.

     Effective January 3, 1997, the Company sold its interest in the South Marsh Island 269 field for $37.2 million. The South Marsh Island 269 field consisted of 27 productive wells located on approximately 11,450 gross leased acres and had average daily sales net to the Company for the six months ended December 31, 1996 of 0.8 MBbls of oil and 7.4 MMcf of gas. The Company owned an average 20% working interest in this field.

  Onshore Louisiana

     During 1996, the Company extended its operations to include several coastal onshore exploration projects in the Onshore Exploration Area and believes this region has been underexplored due to its complex geology and lack of 3-D seismic data. Advances in 3D seismic acquisition techniques over the past few years have led the Company to purchase seismic and lease options to conduct 3D seismic surveys and explore for oil and gas on 26,945 acres in eastern Cameron Parish, Louisiana on its Mallard Bay prospect area ("Mallard Bay"). The Company has completed the acquisition of a 70 square mile proprietary 3D seismic survey on Mallard Bay along with its 50% working interest partners, and plans to commence drilling operations in 1997. Separately, the Company acquired in 1996 seismic and lease options covering 14,060 acres in its Lacassine Refuge prospect area ("Lacassine") located approximately 6 miles northwest of Mallard Bay, where it also expects to begin drilling in 1997.

  Deepwater Gulf

     As a result of the Company's increased emphasis on reserve additions through exploratory drilling, the Company has begun to focus on the Deepwater Gulf. In February 1997, the Company entered the Deepwater Venture with Conoco, which encompasses 155,520 gross (57,658 net) acres offshore of Louisiana. In addition, in a federal lease sale conducted in August 1997, the Company was the high bidder on 6 tracts located in the Keathley Canyon area of the Deepwater Gulf. If all of the Company's Keathley Canyon bids are awarded, the Company's holdings in the Deepwater Gulf would increase to 190,080 gross (92,218 net) acres. The Company believes that the Deepwater Gulf provides it with substantial reserve and production growth opportunities in the Company's Gulf of Mexico focus area.

OIL AND NATURAL GAS RESERVES

     Presented below are the estimated quantities of proved developed and proved undeveloped reserves of crude oil and natural gas and the Present Value of Future Net Revenues (before income taxes) owned by the Company as of June 30, 1997. Information set forth in the following table is based upon reserve reports of the Company, prepared in accordance with the rules and regulations of the Commission. In accordance with such rules and regulations, the pre-tax estimated Future Net Revenues, the pre-tax Present Value of Future Net Revenues and the after-tax Present Value of Future Net Revenues as prepared by the Company was increased by approximately $2.3 million, $2.3 million and $1.7 million, respectively, representing the effect of hedging transactions entered into as of June 30, 1997.

                                                          PROVED RESERVES AT JUNE 30, 1997
                                                 --------------------------------------------------
                                                 DEVELOPED     DEVELOPED
                                                 PRODUCING   NON-PRODUCING   UNDEVELOPED    TOTAL
                                                 ---------   -------------   -----------   --------
                                                               (DOLLARS IN THOUSANDS)
Net Proved Reserves:
  Oil (MBbls)..................................    33,004        15,757         12,990       61,751
  Gas (MMcf)...................................    79,754        63,838         37,478      181,070
  MBOE.........................................    46,296        26,397         19,236       91,929
Estimated Future Net Revenues (Before Income
  Taxes).......................................  $293,851      $187,887       $193,139     $674,877
Present Value of Future Net Revenues (Before
  Income Taxes; Discounted at 10%).............  $280,564      $130,729       $141,281     $552,574
Standardized Measure of Discounted Future Net
  Cash Flows(1)................................                                            $451,340

---------------

(1) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the Present Value of Future Net Revenues after income taxes discounted at 10%.

     Presented below are the estimated quantities of proved developed and proved undeveloped reserves of crude oil and natural gas, the Estimated Future Net Revenues (before income taxes), the Present Value of Future Net Revenues (before income taxes) and the Standardized Measure of Discounted Future Net Cash Flows for the Company as of December 31, 1996. Information set forth in the following table is based upon reserve reports prepared by Netherland Sewell, independent petroleum engineers, in accordance with the rules and regulations of the Commission. The Company includes as proven reserves future gas production estimated by Netherland Sewell to be used in the form of fuel gas in its oil and gas fields. In accordance with such rules and regulations, the pre-tax estimated future net revenues, the pre-tax present value of future net revenues and the after-tax present value of future net revenues as prepared by the Company was decreased by approximately $20.5 million, $18.6 million and $12.4 million, respectively, representing the effect of hedging transactions entered into as of December 31, 1996.

                                                        PROVED RESERVES AT DECEMBER 31, 1996
                                                 --------------------------------------------------
                                                 DEVELOPED     DEVELOPED
                                                 PRODUCING   NON-PRODUCING   UNDEVELOPED    TOTAL
                                                 ---------   -------------   -----------   --------
                                                               (DOLLARS IN THOUSANDS)
Net Proved Reserves:
  Oil (MBbls)..................................    27,029        11,318         12,429       50,776
  Gas (MMcf)...................................    56,836        52,738         35,784      145,358
  MBOE.........................................    36,490        20,120         18,393       75,003
Estimated Future Net Revenues (Before Income
  Taxes).......................................  $306,470      $285,671       $289,633     $881,774
Present Value of Future Net Revenues (Before
  Income Taxes; Discounted at 10%).............  $295,668      $188,764       $209,083     $693,515
Standardized Measure of Discounted Future Net
  Cash Flows(1)................................                                            $532,492

---------------

(1) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the Present Value of Future Net Revenues after income taxes discounted at 10%.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas sales prices may all differ from those assumed in these estimates. Therefore, the Present Value of Future Net Revenues figures shown above should not be construed as the current market value of the estimated oil and natural gas reserves attributable to the Company's properties. The information set forth in the foregoing tables includes revisions of certain volumetric reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions are the result of additional information from subsequent completions and production history from the properties involved or the result of a decrease (or increase) in the projected economic life of such properties resulting from changes in product prices.

     In accordance with the Commission's guidelines, the engineers' estimates of future net revenues from the Company's properties and the Present Value of Future Net Revenues thereof are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. The prices as of June 30, 1997 and December 31, 1996 for production from the Company's properties were $18.58 and $25.52 per Bbl of crude oil and $2.24 and $4.17 per Mcf of natural gas. The foregoing prices exclude the effect of net price hedging positions. Prices for natural gas and, to a lesser extent, oil are subject to substantial seasonal fluctuations and prices for each are subject to substantial fluctuations as a result of numerous other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Oil and Gas Marketing and Major Customers."

PRODUCTIVE WELLS AND ACREAGE

  Productive Wells

     The following table sets forth the Company's existing productive wells as of December 31, 1996:

                                                              GROSS    NET
                                                              -----    ---
Oil.........................................................   481     458
Gas.........................................................    78      61
                                                               ---     ---
          Total Productive Wells............................   559     519
                                                               ===     ===

     Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, 49 had multiple completions.

  Acreage Data

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned a net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold mineral or other interest at December 31, 1996.

                                                    DEVELOPED ACRES    UNDEVELOPED ACRES
                                                    ----------------   -----------------
                                                     GROSS     NET      GROSS      NET
                                                    -------   ------   -------   -------
Federal waters....................................   92,203   53,758     4,994     4,994
State waters and onshore..........................   44,282   38,747    55,861    45,125
                                                    -------   ------    ------    ------
          Total...................................  136,485   92,505    60,855    50,119
                                                    =======   ======    ======    ======

     In January 1997, the Company exercised lease options in Cameron Parish, Louisiana, which increased gross undeveloped acreage by 12,695 acres and net undeveloped acreage by 6,348 acres. In addition, the Company currently holds options covering approximately 28,893 gross acres (21,254 net) in Cameron Parish, Louisiana, and 16,727 gross and net acres in Plaquemines Parish, Louisiana, which allow the Company to conduct 3-D seismic operations on such acreage and to subsequently acquire oil and gas leases.

DRILLING ACTIVITIES

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating, and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

     Through its participation in the Deepwater Venture and its bids for Keathley Canyon, the Company has acquired a significant property interest in the Deepwater Gulf, which may be expanded in the future. Exploration, development and production operations in the Deepwater Gulf involve significant capital outlays and substantially different skills and techniques than the Company's other operations, and there can be no assurance that the Company will achieve results similar to those previously achieved on its existing properties. Although the Company hopes to benefit from Conoco's expertise in the Deepwater Venture, there can be no assurance that such benefits will be realized or that, if realized, they can be successfully applied to the Company's activities in other areas of the Deepwater Gulf.

     The following table sets forth the drilling activity of the Company on its properties for the period ended December 31, 1994, 1995 and 1996.

                                                        YEAR ENDED DECEMBER 31,
                                               ------------------------------------------
                                                   1994           1995           1996
                                               ------------   ------------   ------------
                                               GROSS   NET    GROSS   NET    GROSS   NET
                                               -----   ----   -----   ----   -----   ----
Exploratory Wells:
  Productive.................................    1       .9     1      1.0     6      5.5
  Nonproductive..............................    1       .9     3      2.0     6      4.6
Development Wells:
  Productive.................................   10      8.8    17     17.0    24     23.7
  Nonproductive..............................    1       .4     0      0.0     1      1.0
                                                --     ----    --     ----    --     ----
          Total..............................   13     11.0    21     20.0    37     34.8
                                                ==     ====    ==     ====    ==     ====

NET PRODUCTION, UNIT PRICES AND COSTS

     The following table presents certain information with respect to oil and gas production and lease operating expenses attributable to all oil and gas property interests owned by the Company for the years ended December 31, 1994, 1995 and 1996.

                                                           1994      1995      1996
                                                          -------   -------   -------
Production:
  Oil (MBbls)...........................................    4,286     6,057     7,149
  Gas (MMcf)............................................    7,234    12,393    18,720
  MBOE..................................................    5,492     8,123    10,269
Average Sales Prices (1):
  Oil (per Bbl).........................................  $ 14.24   $ 17.39   $ 21.58
  Gas (per Mcf).........................................  $  1.76   $  1.82   $  2.79
  Per BOE...............................................  $ 13.42   $ 15.75   $ 20.10
Average Lease Operating Expenses
  (per BOE).............................................  $  4.29   $  3.70   $  3.52

---------------

(1) Excludes results of hedging activities. Including the effect of hedging activities, the Company's average oil price per Bbl received was $14.56, $17.27 and $19.70 in the years ended December 31, 1994, 1995 and 1996, respectively, and the average gas price per Mcf received was $1.81, $1.84 and $2.50 in the years ended December 31, 1994, 1995 and 1996, respectively.

OIL AND GAS MARKETING AND MAJOR CUSTOMERS

     The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy, particularly the manufacturing sector, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its oil or natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its oil or natural gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has a long term contract to sell all crude oil volumes produced from its East Bay fields to Shell at a price based on the highest monthly posted price of a number of principal purchasers of crude oil in the South Louisiana area. The contract expires in June 2003. The Company markets its remaining crude oil and natural gas production pursuant to short-term contracts.

     Sales to Shell Oil Company, Murphy Oil USA, Inc. and Enron Capital & Trade Resources Corp. accounted for 54%, 11% and 17%, respectively, of the Company's oil and gas revenues for the year ended December 31, 1996.

     Due to the availability of other markets and pipeline connections, the Company does not believe that the loss of any single crude oil or natural gas customer would adversely affect the Company's results of operations.

COMPETITION

     The oil and gas industry is highly competitive in all of its phases. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of producing properties. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's and which, in many instances, have been engaged in the energy business for a much longer time than the Company. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

     Capital available for investment in the oil and natural gas industry may decline significantly as a result of decreases in product prices, future changes in federal income tax laws and adverse economic conditions generally affecting the industry and the country as a whole.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures, and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to properties of the Company and others. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, physical damage on certain assets, employer's liability, comprehensive general liability, automobile, workers' compensation and loss of production income insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

EMPLOYEES

     As of October 1, 1997, the Company had 367 full-time employees, none of whom is represented by any labor union. Included in the total were 160 corporate employees located in the Company's Baton Rouge, Lafayette and New Orleans, Louisiana offices, as well as 207 employees who work in the Company's operating areas. The Company considers its relations with its employees to be good.

OTHER FACILITIES

     The Company currently leases approximately 8,600 square feet of office space in Baton Rouge, Louisiana, where its administrative offices are located, and approximately 81,000 square feet of office space in Lafayette,

Louisiana and approximately 1,800 square feet of office space in New Orleans, Louisiana, where the Company's technical personnel are collectively located. The Company also leases dock and warehouse space in Venice, Louisiana and Morgan City, Louisiana.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The Company's Revolving Credit Facility is secured by substantially all of the Company's oil and gas properties. The MMS and Louisiana State Mineral Board must approve all transfers of record title or operating rights on its respective leases. The MMS and Louisiana State Mineral Board approval process can in some cases delay the requested transfer for a significant period of time.

GOVERNMENTAL REGULATION

     The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by Federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

     The State of Louisiana and many other states require permits for drilling operations, drilling bonds, and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging, and abandonment of such wells.

     Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA"), and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the wellhead price of natural gas. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted, which amended the NGPA to remove wellhead price controls on all domestic natural gas as of January 1, 1993. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids, can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

     Several major regulatory changes have been implemented by the FERC from 1985 to the present that have had a major impact on natural gas pipeline operations, services and rates and thus have significantly altered the marketing and price of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require each interstate pipeline company to "restructure" to provide transportation separate or "unbundled" from the sale of gas and to make available on an open and nondiscriminatory basis numerous constituent services (such as gathering services, storage services, firm and interruptible transportation services, and stand-by sales and gas balancing services) and to adopt a new ratemaking methodology to determine appropriate rates for those services. To the extent the pipeline company or its sales affiliate makes gas sales as a merchant in the future, it does so in direct competition with all other sellers pursuant to private contracts; however, pipeline companies and their affiliates were not required to remain "merchants" of gas and several of the interstate pipeline companies have become "transporters" only. Following the conclusion of individual restructuring proceedings for each interstate pipeline pursuant to Order No. 636, the FERC has approved, with modifications, all of the restructuring plans and generally accepted compliance filings implementing Order No. 636 on every interstate pipeline as of the end of 1994.

     On July 16, 1996, the Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") issued its opinion on review of Order No. 636. The opinion upheld most elements of Order No. 636 including the unbundling of sales and transportation services, curtailment of pipeline capacity, implementation of the capacity release program and the mandatory imposition of straight-fixed-variable ("SFV") rate design for interstate pipeline companies. The D.C. Circuit did remand certain aspects of Order No. 636 to the FERC for further explanation including, inter alia, the FERC's decision to exempt pipelines from sharing in gas supply realignment ("GSR") costs caused by restructuring; FERC's selection of a twenty-year term matching cap for the right-of-first-refusal mechanism; the FERC's restriction on the entitlement of no-notice transportation service to only those customers receiving bundled sales service at the time of restructuring; and FERC's determination that pipelines should focus on individual customers, rather than customer classes, in mitigating the effects of SFV rate design. On February 27, 1997, the FERC issued its order on remand. The order reaffirmed the holding of Order No. 636 that pipelines should be entitled to recover 100 percent of their prudently incurred GSR costs. Moreover, since Order No. 636, few, if any, pipeline customers have been willing, or required, to commit to twenty-year contracts for existing capacity. Thus, FERC reduced the contract matching cap for the right-of-first-refusal mechanism to five years. In light of the varied post-restructuring experience with no-notice service, the FERC also decided to no longer limit a pipeline's no-notice service to its bundled sales customers at the time of restructuring. Finally, the FERC reaffirmed that pipelines should focus on individual customers, rather that customer classes, in mitigating the effects of SFV rate design. Appeals of individual pipeline restructuring orders are still pending before the D.C. Circuit.

     On May 31, 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. The policy statement focused on whether projects would be priced on a rolled-in basis (rolling in the expansion costs with the existing facilities) or on an incremental basis (establishing separate cost-of services and separate rates for the existing and expansion facilities). The policy statement established a presumption in favor of rolled-in rates when the rate increase to existing customers from rolling in the new facilities is 5% or less. While this policy statement affects the Company only indirectly, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. In the policy statement, the FERC contemplated that the resolution of pricing methodology would take place in individual proceedings based on the facts and circumstances of the project. The Company cannot predict what action the FERC will take in the individual proceedings.

     In October of 1992 Congress passed the Energy Policy Act of 1992 ("Energy Policy Act"). The Energy Policy Act deemed petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest or investigation during the 365-day period to be just and reasonable under the Interstate Commerce Act. The Energy Policy Act also provides that complaints against such rates may only be filed under the following limited circumstances: (i) a substantial change has occurred since enactment in either the economic circumstances or the nature of the services which were a basis for the rate; (ii) the complainant was contractually barred from challenging the rate prior to enactment; or (iii) the rate is unduly discriminatory or preferential. The Energy Policy Act further required FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines, and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopts a new indexing rate methodology for petroleum pipelines. Under the new regulations, which were effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to the Producer Price Index for Finished Goods, minus one percent. Rate increases made pursuant to the index will be subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The new indexing methodology can be applied to any existing rate, even if the rate is under investigation. If such rate is subsequently adjusted, the ceiling level established under the index must be likewise adjusted.

     In Order No. 561, FERC said that as a general rule pipelines must utilize the indexing methodology to change their rates. FERC indicated, however, that it was retaining cost-of-service ratemaking, market-based rates, and settlement as alternatives to the indexing approach. A cost-of-service proceeding will be instituted to determine just and reasonable initial rates for new services. In addition, a pipeline can also follow a cost-of-service approach when seeking to increase its rates above index levels for uncontrollable circumstances. A pipeline can seek to charge market-based rates if it can establish that it lacks market power. Finally, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers.

     On May 10, 1996, the D.C. Circuit affirmed Order No. 561. The Court held that by establishing a general indexing methodology along with limited exceptions to indexed rates, FERC had reasonably balanced its dual responsibilities of ensuring just and reasonable rates and streamlining ratemaking through generally applicable procedures. Because of the novelty and uncertainty surrounding the indexing methodology, as well as the possibility of the use of cost-of service ratemaking and market-based rates, the Company is not able at this time to predict the effects of Order No. 561, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Under the Outer Continental Shelf Lands Act ("OCSLA"), the FERC also regulates certain activities on the Outer Continental Shelf (the "OCS"). Under OCSLA, all gathering and transporting of oil and natural gas on the OCS must be performed on an "open and non-discriminatory" basis. Consequently, the Company's gathering and transportation facilities located on the OCS must be made available to third parties. In addition, the MMS imposes regulations relating to development and production of oil and gas properties in federal waters. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspensions or terminations could materially and adversely affect the Company's financial condition and operations.

     Certain of the Company's businesses are subject to regulation by the Federal Natural Gas Pipeline Safety Act of 1968 and other state and Federal environmental statutes and regulations.

     The Oil Pollution Act of 1990 (the "OPA") imposes a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of an area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in its cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

     The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility to cover at least some costs in a potential spill. For tank vessels, including mobile offshore drilling rigs, the OPA imposes on owners, operators and charterers of the vessels, an obligation to maintain evidence of financial responsibility of up to $10 million depending on gross tonnage. With respect to offshore facilities, proof of greater levels of financial responsibility may be applicable. For offshore facilities that have a worst case oil spill potential of more than 1,000 barrels (which includes many of the Company's offshore producing facilities), certain amendments to the OPA that were enacted in 1996 provide that the amount of financial responsibility that must be demonstrated by most facilities range from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the quantity or quality of oil that is handled by the facility. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. Under the proposed rule, the amount of financial responsibility required for a facility would depend on the "worst case" oil spill discharge volume calculated for the facility. For oil and gas producers such as the Company operating offshore facilities in OCS waters, worst case discharge volumes of up to 35,000 barrels will require a financial responsibility demonstration of $35.0 million, while worst case discharge volumes in excess of 35,000 barrels will require demonstrations ranging from $70.0 million to $150.0 million.

     The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments or proposed rule will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely effect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company has such plans in place. The failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or even criminal liability.

ENVIRONMENTAL MATTERS

     The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. The Company believes that its operations currently are in substantial compliance with applicable environmental regulations.

     Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines, injunction, or both. The Company does not expect environmental compliance matters to have a material adverse effect on its financial position. It is also not anticipated that the Company will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed, and may impose increasingly stricter requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

     The following are examples of environmental, safety and health laws that relate to the Company's operations:

     Solid Waste. The Company's operations may generate and result in the transportation, treatment, and disposal of both hazardous and nonhazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act and comparable state and local requirements. The Environmental Protection Agency ("EPA") is currently considering the adoption of stricter disposal standards for nonhazardous waste. Further, it is possible that some wastes that are currently classified as nonhazardous, perhaps including wastes generated during pipeline, drilling and production operations, may in the future be designated as "hazardous wastes," which are subject to more rigorous and costly disposal requirements. Such changes in the regulations may result in additional expenditures or operating expenses by the Company.

     Hazardous Substances. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and comparable state statutes, also known as "Superfund" laws, impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a "hazardous substance" into the environment. These persons include the owner or operator of a site, and companies that transport, dispose of or arrange for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA, and in some cases, third parties to take actions in response to releases or threats of releases of hazardous substances and to seek to recover from the classes of responsible persons the costs they incur. Although "petroleum" is excluded from CERCLA's definition of a "hazardous substance," in the course of its ordinary operations the Company may generate other materials which may fall within the definition of a "hazardous substance." The Company may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed and for natural resource damages. The Company has not received any notification that it may be potentially responsible for cleanup costs under CERCLA or any comparable state law.

     Air. The Company's operations are subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA has been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements.

     Water. The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. Such discharges are typically authorized by National Pollutant Discharge Elimination System ("NPDES") permits. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil or other pollutants and, along with the Oil Pollution Act of 1990, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and liabilities in the case of a discharge of petroleum or its derivatives into state waters. In addition, the Coastal Zone Management Act authorizes state implementation and development of programs of management measures for non-point source pollution to restore and protect coastal waters. As of January 1, 1997, the Company's federal NPDES permits prohibit the discharge of produced water, and other substances generated by the oil and gas industry from wells located in the coastal waters of Louisiana. The Louisiana Department of Environmental Quality ("LDEQ"), as administrator of the NPDES permits in Louisiana, issued on December 30, 1996, and reissued on February 28, 1997, an emergency rule to allow continued discharge of produced waters in the coastal area, subject to a zero discharge requirement by no later than December 31, 1999 for produced water being currently discharged into major deltaic passes of the Mississippi River. On February 24, 1997, LDEQ issued to the Company a compliance order allowing it to temporarily discharge produced water into Southwest Pass a major deltaic pass of the Mississippi River. The Company has submitted to LDEQ a compliance plan for achievement of zero discharge of produced water at its East Bay Central Facilities by no later than December 31, 1999. Simultaneously, the Company plans to reformat a portion of its East Bay facilities to allow for discharge of produced water in the offshore areas, to the extent allowed by its NPDES permits. Although the costs to reformat Company operations to comply with these zero discharge mandates under federal or state law may be significant, the Company believes that these costs will not have a material adverse impact on the Company's financial conditions and operations.

     Protected Species. The Endangered Species Act ("ESA") seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under the ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. The ESA provides for criminal penalties for willful violations of the ESA. Other statutes which provide protection to animal and plant species and which may apply to the Company's operations include, but are not necessarily limited to, the Marine Mammal Protection Act, the Marine Protection, Research and Sanctuaries Act, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act.

     Wetlands. Pursuant to the FWPCA, the United States Corps of Engineers, with oversight by the EPA, administers a complex program that regulates activities in wetland areas. Some of the Company's operations are in areas that have been designated as wetlands and, as such, are subject to permitting requirements. Failure to properly obtain a permit or violation of permit terms could result in the issuance of compliance orders, restorative injunctions and a host of civil, criminal and administrative penalties. The Company believes that it is currently in substantial compliance with these permitting requirements.

     Wildlife Refuges/Bird Sanctuaries. Portions of the Company's properties are located in or adjacent to federal and state wildlife refuges and bird sanctuaries. The Company's operations in such areas must comply with regulations governing air and water discharge which are more stringent than its other areas of operations.

The Company has not been, and does not anticipate that it will be, materially affected by any such requirements.

     Safety and Health. The Company's operations are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community-right-to-know regulations under Title III of the Federal Superfund Amendment and Reauthorization Act, and similar state statutes require that certain information be organized and maintained about hazardous materials used or produced in operations. Certain of this information must be provided to employees, state and local government authorities and citizens.

     The Company incurred approximately $620,000, $694,000 and $975,000 relating to environmental compliance during 1994, 1995 and 1996, respectively.

ABANDONMENT COSTS

     The Company is responsible for payment of abandonment costs on the oil and gas properties it operates. As of December 31, 1996, total abandonment costs on the Company's oil and gas properties estimated to be incurred through the year 2011 were approximately $84.0 million. Estimates of abandonment costs and their timing may change due to many factors including actual production results, inflation rates, and changes in environmental laws and regulations.

     In connection with its acquisition of certain properties in the Delta Area, the Company entered into two escrow agreements to provide for the future plugging and abandonment costs of these properties. One agreement requires the Company to make monthly deposits of $100,000 through June 30, 1998, and $350,000 thereafter until the balance in the escrow account equals $40 million unless the Company commits to the plug and abandonment of a certain number of wells, in which case the increase will be deferred. The other agreement requires monthly deposits of $50,000 until the balance in the escrow account equals $7.5 million. Such funds are restricted as to withdrawal by the agreement. With respect to any specifically planned plugging and abandonment operation, funds are partially released to the Company when it presents to the escrow agent the planned plugging and abandonment operations approved by the applicable governmental agency, with the balance to be released upon the presentation by the Company to the trustee of evidence from the governmental agency that the operation was conducted in compliance with applicable laws and regulations. As of December 31, 1996, the escrow balances totaled $6.3 million.

     In addition, the MMS requires lessees of OCS properties to post bonds to cover the costs of the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post area wide bonds of $3 million or $500,000 per producing lease and supplemental bonds at the discretion of the MMS. The Company has posted with the MMS an area wide bond of $3.0 million and supplemental bonds totaling $39.8 million. The Company does not anticipate that the cost of any such bonding requirements will materially affect the Company's financial position. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspensions or terminations could have a material adverse effect on the Company's financial condition and operations.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes would not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers of the Company:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
James C. Flores...........................  38    Chairman of the Board of Directors,
                                                  President & Chief Executive Officer
Richard G. Zepernick, Jr. ................  36    Executive Vice President -- Exploration &
                                                  Production and Director
Robert L. Belk............................  48    Executive Vice President, Chief Financial
                                                  Officer, Treasurer & Director
Thomas D. Clark, Jr.......................  56    Director
Charles F. Mitchell, M.D..................  48    Director
William W. Rucks, IV......................  40    Director
Milton J. Womack..........................  70    Director
Robert K. Reeves..........................  39    Executive Vice
                                                  President -- Administration, General
                                                  Counsel & Secretary
David J. Morgan...........................  49    Executive Vice President -- Geology
Michael O. Aldridge.......................  38    Vice President -- Corporate Communications
William S. Flores, Jr.....................  40    Vice President -- Operations
Doss R. Bourgeois.........................  40    Vice President -- Production
Clint P. Credeur..........................  41    Vice President -- Reservoir Engineering
Stephen T. Laperouse......................  41    Vice President -- Land and Business
                                                  Development
Stephen H. Green..........................  41    Vice President -- Exploration Geology
James H. Painter..........................  40    Vice President -- Exploitation Geology
Frank D. Willoughby.......................  32    Vice President -- Controller
John V. Flores............................  31    Vice President & Assistant General Counsel

     The following biographies describe the business experience of the executive officers of the Company.

     James C. Flores has served as Chairman of the Board of the Company since its inception in 1992 and as Chief Executive Officer since July 1995. Mr. Flores became President of the Company in 1997. From 1985 to 1992, Mr. Flores served as Vice President of FloRuxco, Inc., an oil and gas exploration company.

     Richard G. Zepernick, Jr. has been with the Company since its inception, presently serving as Executive Vice President -- Exploration & Production. Mr. Zepernick became a director of the Company in September 1994. From May 1993 until June 1997, Mr. Zepernick served as Executive Vice President and Chief Operating Officer. From June 1992 until May 1993, Mr. Zepernick served as Senior Vice President and Secretary of Flores & Rucks, Inc. From 1985 to 1992, Mr. Zepernick served as General Manager of FloRuxco, Inc.

     Robert L. Belk presently serves as Executive Vice President, Chief Financial Officer & Treasurer. From May 1993 until June 1997, Mr. Belk served as Senior Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Belk became a director of the Company in September 1994. Prior to joining the Company, Mr. Belk worked in public accounting for H.J. Lowe & Company from 1988 to 1993. Mr. Belk is a Certified Public Accountant.

     Thomas D. Clark, Jr. is the Dean of the College of Business Administration at Louisiana State University in Baton Rouge, Louisiana. Prior to his current position at Louisiana State University, Mr. Clark was employed with the Florida State University in Tallahassee where he held a variety of positions including Professor and Chairman of the Department of Information and Management Services and Director of the Center for Information Systems Research.

     Charles F. Mitchell, M.D. is a otolaryngologist and plastic surgeon who has operated a private practice in Baton Rouge, Louisiana since 1978. He is also a Clinical Assistant Professor at the Louisiana State University Medical School in New Orleans and Clinical Instructor at the University Medical Center in Lafayette, Louisiana. Dr. Mitchell became a director of the Company in January 1995.

     William W. Rucks, IV has served as a Director of the Company since its inception. Mr. Rucks is a private venture capital investor. He served as President and Vice Chairman of the Board of Directors from July 1995 until September 1996 and as President, Chief Executive Officer and a Director of the Company from its inception in 1992 until July 1995. From 1985 to 1992, Mr. Rucks served as President of FloRuxco, Inc. Prior thereto, Mr. Rucks worked as a petroleum landman with Union Oil Company of California in its Southwest Louisiana District, serving as Area Land Manager from 1981 to 1984.

     Milton J. Womack has owned and operated a general contracting firm in Baton Rouge, Louisiana since 1955. Mr. Womack is Chairman of the Board of Union Planters Bank of Louisiana, serves as a member of the Louisiana State University Board of Supervisors and is a director of Union Planters Corporation. Mr. Womack became a director of the Company in January 1995.

     Robert K. Reeves presently serves as Executive Vice
President -- Administration, General Counsel & Secretary of the Company. From May 1994 until June 1997, Mr. Reeves served as the Company's Senior Vice President, General Counsel & Secretary. From November 1993 to May 1994, Mr. Reeves served as the Company's Vice President & General Counsel. Prior to joining the Company in 1993, he was a partner in the law firm of Onebane, Bernard, Torian, Diaz, McNamara & Abell in Lafayette, Louisiana.

     David J. Morgan presently serves as Executive Vice President -- Geology. Mr. Morgan joined the Company in 1993 as Vice President Geology and served as a Senior Vice President from December 1995 until June 1997. Mr. Morgan has 27 years of experience in the oil and gas industry. From 1983 to 1993, Mr. Morgan served as a geologist for and President of Morgan Resources, LTD., an oil and gas exploration company.

     Michael O. Aldridge joined the Company in 1992 as Vice President and Controller, and became Vice President -- Corporate Communications in September 1996. From 1991 until 1992, he was Vice President and Chief Financial Officer of Fleet Petroleum Partners. Mr. Aldridge is a Certified Public Accountant.

     William S. Flores, Jr. joined the Company in 1993 as its Vice
President -- Operations. Mr. Flores worked from 1988 to 1993 at CNG Producing Co. where he served as a Senior Operations Engineer.

     Doss R. Bourgeois has served as Vice President -- Production of the Company since August 1993. From 1982 to 1993 Mr. Bourgeois worked for CNG Producing Co. until he joined the Company. His positions at CNG Producing Co. included Production Engineer, Manager Offshore Production, Supervisor Drilling Engineering, and finally Workovers & Completion/Workover Superintendent.

     Clint P. Credeur has served the Company as Vice President -- Reservoir Engineering since 1993. Mr. Credeur served as a Reservoir Engineer and Special Projects Engineer with Chevron U.S.A. from November 1987 to December 1992.

     Stephen T. Laperouse presently serves as Vice President -- Land & Business Development. Mr. Laperouse joined the Company in 1995 as Land Manager. From 1980 until 1995, Mr. Laperouse worked as a landman for Conoco Inc.

     Stephen H. Green presently serves as Vice President -- Exploration Geology. Mr. Green joined the Company in 1995 as Manager of Exploration Geology. From 1988 until 1995, Mr. Green was employed as a geologist with Newfield Exploration. From 1980 until 1988, Mr. Green was employed as a geologist with Tenneco Exploration & Production, Inc.

     James H. Painter presently serves as Vice President -- Exploitation Geology. Mr. Painter joined the Company in 1995 as Manager of Exploitation Geology. Prior to joining the Company, Mr. Painter was employed as a staff geologist with Forest Oil Company from 1985 until 1995. From 1980 until 1985

Mr. Painter was an exploration and production geologist with The Superior Oil Company and Mobil Producing Texas & New Mexico, Inc.

     Frank D. Willoughby presently serves as Vice President -- Controller. Mr. Willoughby joined the Company in 1993 as Manager of Financial Reporting. From 1992 until 1993, Mr. Willoughby was a senior financial analyst for Freeport-McMoRan, Inc. From 1990 until 1992, Mr. Willoughby was a senior accountant for British Petroleum. From 1988 until 1990, Mr. Willoughby was employed by KPMG Peat Marwick where he obtained a position of senior auditor. Mr. Willoughby is a Certified Public Accountant.

     John V. Flores joined the Company in 1997 and presently serves as Vice President & Assistant General Counsel. From 1992 to 1997, Mr. Flores was in the private practice of law.

     James C. Flores, William S. Flores, Jr. and John V. Flores are brothers; there are no other family relationships between any of the executive officers of the Company.

                              SELLING STOCKHOLDERS


     The shares of Common Stock being offered hereby by the Selling Stockholders are owned by James C. Flores, Richard G. Zepernick, Jr. and Robert L. Belk, each of whom is a director of the Company. In addition, Mr. Flores is Chairman of the Board of Directors, President and Chief Executive Officer, Mr. Zepernick is Executive Vice President -- Exploration & Production and Mr. Belk is Executive Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Flores will sell 520,000 shares of Common Stock in the Offerings. In addition, Mr. Flores has granted the Underwriters an option for 30 days to purchase up to an additional 615,000 shares solely to cover over-allotments, if any. Upon completion of the Offerings, Mr. Flores will beneficially own 4,835,504 shares of Common Stock (including (i) 200,000 shares subject to presently exercisable options, and (ii) the right to acquire 1,600,000 shares from another director of the Company), representing 20.8% of the shares to be outstanding (4,220,504 shares representing 18.1% of the outstanding shares if the Underwriters' over-allotment option is exercised in full). Mr. Zepernick will sell 60,000 shares of Common Stock in the Offerings, and will beneficially own 211,875 shares of Common Stock (including 211,500 shares subject to presently exercisable options), representing less than 1% of the shares to be outstanding upon completion of the Offerings. Mr. Belk will sell 20,000 shares of Common Stock in the Offerings, and will beneficially own 65,308 shares of Common Stock (including 63,333 shares subject to presently exercisable options), representing less than 1% of the shares to be outstanding upon completion of the Offerings.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "U.S. Underwriters"), the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Lehman Brothers Inc. (collectively, the co-lead managers), Howard, Weil, Labouisse, Friedrichs Incorporated, Morgan Stanley & Co. Incorporated, Petrie Parkman & Co., Inc. and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite their respective names.



                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Lehman Brothers Inc.........................................
Howard, Weil, Labouisse, Friedrichs Incorporated............
Morgan Stanley & Co. Incorporated...........................
Petrie Parkman & Co., Inc...................................
Smith Barney Inc............................................

                                                              ---------
             Total..........................................  3,280,000
                                                              =========



     The Company and the Selling Stockholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain other underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, Lehman Brothers International (Europe) (collectively, the co-lead managers), Howard, Weil, Labouisse, Friedrichs Incorporated, Morgan Stanley & Co. International Limited, Petrie Parkman & Co., Inc. and Smith Barney Inc. are acting as international representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,280,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 820,000 shares of Common Stock. The public offering price per share of Common Stock and the total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.



     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased as set forth in the U.S. Purchase Agreement and the International Purchase Agreement, respectively. The closing with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.



     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for the purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United

States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.



     The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $     per share. The U.S. Underwriters may allow, and such dealers may
reallow, a discount not in excess of $     per share on sales to certain other
dealers. After the U.S. Offering, the public offering price, concession and discount may be changed.



     One of the Selling Stockholders has granted the U.S. Underwriters an option, exercisable by the U.S. Representatives, to purchase up to 492,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the U.S. Representatives exercise such option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that U.S. Underwriter bears to the total number of shares to be purchased initially by the U.S. Underwriters. The same Selling Stockholder has also granted an option to the International Managers, which expires 30 days after the date of this Prospectus, to purchase up to 123,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.



     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.



     The Company and its directors, including the Selling Stockholders, have agreed that they will not, without the prior written consent of Merrill Lynch & Co., offer, sell or otherwise dispose of, any shares of Common Stock or any securities convertible into shares of Common Stock, except for or upon the exercise of currently outstanding options (except for the Offerings and the over-allotment option granted to the Underwriters in the Offerings), for a period of 90 days from the date of this Prospectus.



     MLSI, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.


                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas and for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.

                                    EXPERTS

     The financial statements as of December 31, 1996, 1995 and 1994 and each of the three years in the period ended December 31, 1996, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance on said firm as experts in giving said reports.

     Information relating to the estimated proved reserves of oil and gas and the related estimates of future net cash flows and present values of future net revenues thereof at December 31, 1994, 1995 and 1996 included or incorporated herein and in the notes to the financial statements of the Company have been prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 or may be obtained on the Internet at http:www.sec.gov. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the New York Stock Exchange and, as a result, the periodic reports, proxy statements and other information filed by the Company with the Commission can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          a. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1996;

          b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          c. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; and

          d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed March 8, 1996.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE ADDRESSED TO INVESTOR RELATIONS, OCEAN ENERGY, INC., 8440 JEFFERSON HIGHWAY, SUITE 420, BATON ROUGE, LOUISIANA 70809, (504) 927-1450.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this Prospectus. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "BOE" means barrels of oil equivalent.

     "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "BBtu" means one billion British Thermal Units.

     "Completion" means the installation of permanent equipment for the production of oil or gas.

     "Condensate" means a hydrocarbon mixture that becomes liquid and separates from natural gas when the gas is produced and is similar to crude oil.

     "Develocat Drilling" involves evaluating deeper untested sands classified as exploratory while developing a shallower known reservoir.

     "Development well" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

     "Exploration Drilling" are drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

     "Gross," when used with respect to acres or wells, refers to the total acres or wells in which the Company has a working interest.

     "MBbls" means thousands of barrels of oil.

     "Mcf" means thousand cubic feet of natural gas.

     "MMBbls" means millions of barrels of oil.

     "MMBOE" means million barrels of oil equivalent.

     "MMBtu" means one million British Thermal Units.

     "MMcf" means million cubic feet of natural gas.

     "Net" when used with respect to acres or wells, refers to gross acres of wells multiplied, in each case, by the percentage working interest owned by the Company.

     "Net production" means production that is owned by the Company less royalties and production due others.

     "Oil" means crude oil or condensate.

     "Operator" means the individual or company responsible for the exploration, development, and production of an oil or gas well or lease.

     "Present Value of Future Net Revenues" or "Present Value of Proved Reserves" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Project" means a proposal to add a producing completion of oil or gas. A proposal may vary in range from work authorized to be performed to proposals that are founded in geologic and engineering principles yet require further research before funds are authorized.

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved reserves" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          iii. Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     "Reserves" means proved reserves.

     "Royalty" means an interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     "Spud" means to start drilling a new well (or restart).

     "3-D seismic" means seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

     "Waterflood" means the injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

     "Working interest" means an interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

     "Workover" means operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................    F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1995 and 1994..........................    F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1995
  and 1994..................................................    F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1995 and 1994..........................    F-6
Notes to Consolidated Financial Statements..................    F-7
Consolidated Balance Sheet as of June 30, 1997..............   F-26
Consolidated Statements of Operations for the six months
  ended June 30, 1997 and 1996..............................   F-27
Consolidated Statements of Cash Flows for the six months
  ended June 30, 1997 and 1996..............................   F-28
Notes to Consolidated Financial Statements..................   F-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Ocean Energy, Inc. and subsidiaries:

     We have audited the accompanying consolidated balance sheets of Ocean Energy, Inc. (a Delaware corporation, formerly Flores & Rucks, Inc.) and subsidiaries, as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Energy, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New Orleans, Louisiana
February 24, 1997

                               OCEAN ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1996             1995
                                                              -------------    -------------
Current assets:
  Cash and cash equivalents.................................  $   5,758,978    $     212,238
  Joint interest receivables................................      2,001,605          390,275
  Oil and gas sales receivables.............................     33,770,044       17,546,127
  Notes and accounts receivable -- stockholders.............             --          129,129
  Accounts receivable -- other..............................      1,500,000               --
  Assets held for resale....................................     37,200,000               --
  Prepaid expenses..........................................      1,213,143          390,412
  Other current assets......................................      2,414,803          424,824
                                                              -------------    -------------
          Total current assets..............................     83,858,573       19,093,005
Oil and gas properties -- full cost method:
  Evaluated.................................................    464,485,367      274,942,435
  Less accumulated depreciation, depletion, and
     amortization...........................................   (188,692,223)    (114,040,044)
                                                              -------------    -------------
                                                                275,793,144      160,902,391
  Unevaluated properties excluded from amortization.........     79,904,974       19,041,148
Other assets:
  Furniture and equipment, less accumulated depreciation of
     $2,772,983 and $1,258,225 in 1996 and 1995,
     respectively...........................................      4,286,773        2,340,641
  Restricted deposits.......................................      6,323,515        4,259,182
  Deferred financing costs..................................     10,543,226        5,127,974
  Deferred tax asset........................................             --        4,692,263
                                                              -------------    -------------
          Total assets......................................  $ 460,710,205    $ 215,456,604
                                                              =============    =============

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities..................  $  47,718,102    $  15,090,791
  Oil and gas sales payable.................................      7,830,415        5,177,277
  Accrued interest..........................................      5,521,070        2,651,097
  Current notes payable.....................................        127,154               --
  Deposit on assets held for resale.........................      3,720,000               --
                                                              -------------    -------------
          Total current liabilities.........................     64,916,741       22,919,165
Long-term debt..............................................    284,141,999      157,391,556
Notes payable to be refinanced under revolving line of
  credit....................................................             --       14,300,000
Deferred hedge revenue......................................        400,000          870,333
Deferred tax liability......................................      6,098,144               --
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000
     shares, no shares issued or outstanding at December 31,
     1996 and 1995..........................................             --               --
  Common stock, $.01 par value; authorized 100,000,000
     shares; issued and outstanding 19,640,656 shares and
     15,044,125 shares at December 31, 1996 and 1995,
     respectively...........................................        196,407          150,441
  Paid-in capital...........................................     91,819,465       27,638,465
  Retained earnings (deficit)...............................     13,137,449       (7,813,356)
                                                              -------------    -------------
          Total stockholders' equity........................    105,153,321       19,975,550
                                                              -------------    -------------
          Total liabilities and stockholders' equity........  $ 460,710,205    $ 215,456,604
                                                              =============    =============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1996            1995            1994
                                                   ------------    ------------    ------------
Oil and gas sales...............................   $188,451,215    $127,970,126    $ 75,395,112
Operating expenses:
  Lease operations..............................     36,192,253      30,023,426      23,577,089
  Severance taxes...............................     10,905,731      10,023,104       6,746,928
  Depreciation, depletion and amortization......     74,652,179      54,083,782      36,459,029
                                                   ------------    ------------    ------------
          Total operating expenses..............    121,750,163      94,130,312      66,783,046
General and administrative expenses.............     16,153,823      11,312,153      10,350,572
Interest expense................................     17,954,053      17,620,226       4,507,307
Interest income and other.......................       (394,909)       (302,597)       (748,479
Loss on production payment repurchase and
  refinancing...................................             --              --      16,681,211
                                                   ------------    ------------    ------------
Net income (loss) before income taxes...........     32,988,085       5,210,032     (22,178,545
Income tax expense (benefit)....................     12,037,280      (4,692,263)             --
                                                   ------------    ------------    ------------
Net income (loss)...............................   $ 20,950,805    $  9,902,295    $(22,178,545
                                                   ============    ============    ============
Earnings per common share
  Primary.......................................   $       1.07    $        .65        N.M.
  Fully diluted.................................           1.05             .65        N.M.
Weighted average common and common equivalent
  share outstanding
  Primary.......................................     19,639,942      15,158,514        N.M.
  Fully diluted.................................     19,901,461      15,329,740        N.M.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      RETAINED
                                         COMMON       PAID-IN         EARNINGS
                                         STOCK        CAPITAL        (DEFICIT)         TOTAL
                                        --------    ------------    ------------    ------------
Balance at December 31, 1993..........  $  1,000    $         --    $   (825,702)   $   (824,702)
  Sale of stock.......................   149,000      52,657,553              --      52,806,553
  Repurchase of common stock..........        --     (18,700,000)             --     (18,700,000)
  Net loss............................        --              --     (22,178,545)    (22,178,545)
  Distributions.......................        --              --      (1,400,000)     (1,400,000)
  Reclassification of accumulated
     deficit at date of conversion to
     a subchapter C corporation.......        --      (6,688,596)      6,688,596              --
                                        --------    ------------    ------------    ------------
Balance at December 31, 1994..........  $150,000    $ 27,268,957    $(17,715,651)   $  9,703,306
  Sale of stock.......................       441         369,508              --         369,949
  Net income..........................        --              --       9,902,295       9,902,295
                                        --------    ------------    ------------    ------------
Balance at December 31, 1995..........  $150,441    $ 27,638,465    $ (7,813,356)   $ 19,975,550
  Sale of stock -- public offering....    45,000      62,146,285              --      62,191,285
  Sale of Stock -- exercise of stock
     options..........................       966       2,034,715              --       2,035,681
  Net income..........................        --              --      20,950,805      20,950,805
                                        --------    ------------    ------------    ------------
Balance at December 31, 1996..........  $196,407    $ 91,819,465    $ 13,137,449    $105,153,321
                                        ========    ============    ============    ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------
                                                      1996             1995            1994
                                                  -------------    ------------    -------------
Operating activities:
  Net income (loss).............................  $  20,950,805    $  9,902,295    $ (22,178,545)
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Depreciation, depletion and amortization...     76,166,937      54,751,429       36,845,015
     Deferred hedge revenue.....................       (470,333)        203,666         (565,180)
     Deferred tax expense (benefit).............     10,790,407      (4,692,263)              --
     Recognition of deferred revenue on sale of
       production payment interest..............             --              --      (23,857,212)
  Repurchase of production payment interests....             --              --     (107,951,703)
     Changes in operating assets and
       liabilities:
       Accrued interest.........................      1,569,973       1,555,132        1,947,489
       Receivables..............................    (19,206,115)     (7,055,051)      (6,208,990)
       Prepaid expenses.........................       (822,731)        126,106               --
       Other current assets.....................     (1,989,979)       (352,106)        (139,976)
       Accounts payable and accrued
          liabilities...........................     32,627,311       1,957,344        5,155,926
       Oil and gas sales payable................      2,653,135       2,483,037        1,468,107
       Deposit on assets held for resale........      3,720,000              --               --
                                                  -------------    ------------    -------------
Net Cash provided by (used in) operating
  activities....................................    125,989,410      58,879,589     (115,485,069)
                                                  -------------    ------------    -------------
Investing activities:
  Additions to oil and gas properties and
     furniture and equipment....................   (291,067,648)    (75,740,369)     (39,408,546)
  Increase in restricted deposits...............     (2,064,333)     (1,958,884)      (1,221,377)
  Purchase of minority interest.................             --              --       (5,977,097)
                                                  -------------    ------------    -------------
Net cash used in investing activities...........   (293,131,981)    (77,699,253)     (46,607,020)
                                                  -------------    ------------    -------------
Financing activities:
  Sale of stock.................................     64,226,966         369,949       52,806,553
  Borrowings on notes payable...................    242,120,000      99,000,020      181,014,776
  Payments of notes payable.....................   (128,264,402)    (81,357,944)     (55,632,361)
  Deferred financing costs......................     (5,393,253)        451,187       (5,626,787)
  Repurchase of common stock....................             --              --       (8,700,000)
  Distributions to stockholders.................             --              --       (1,400,000)
                                                  -------------    ------------    -------------
Net cash provided by financing activities.......    172,689,311      18,463,212      162,462,181
                                                  -------------    ------------    -------------
Increase (decrease) in cash and cash
  equivalents...................................      5,546,740        (356,452)         370,092
Cash and cash equivalents, beginning of the
  period........................................        212,238         568,690          198,598
                                                  -------------    ------------    -------------
Cash and cash equivalents, end of the period....  $   5,758,978    $    212,238    $     568,690
                                                  =============    ============    =============
Interest paid during the period.................  $  20,896,826    $ 18,288,156    $   2,808,721
                                                  =============    ============    =============

The accompanying notes to consolidated financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Ocean Energy, Inc., formerly Flores & Rucks, Inc., a Delaware corporation (the "Company"), is an independent energy company engaged in the exploration, development, acquisition and production of crude oil and natural gas, with operations primarily in the shallow offshore regions of Louisiana. The Company was formed on September 22, 1994, to succeed to the business of Ocean Energy, Inc., formerly Flores & Rucks, Inc., a Louisiana corporation ("Ocean Louisiana") and Flores & Rucks LLC ( the "LLC"). Concurrent with the closing of the Initial Offerings (See Note 2) on December 7, 1994, Ocean Louisiana was merged into a wholly owned subsidiary of the Company. Because the transaction represented the reorganization of entities under common control, the merger was treated in a manner similar to a pooling of interests.

     During 1996, the Company issued 4.5 million additional shares of common stock and $160 million of 9 3/4% Senior Subordinated Notes through public offerings (See Note 2).

     Hereinafter, the "Company" refers to Ocean Energy, Inc., a Delaware corporation, its predecessors and their respective subsidiaries.

     Effective January 1, 1993, Ocean Louisiana issued 2,000 shares of common stock to the two stockholders of an entity which held the rights under an operating agreement to operate substantially all of Ocean Louisiana's oil and gas properties. These two stockholders were deemed co-promoters of Ocean Louisiana upon the exchange. As no tangible assets, or any assets with predecessor basis, were acquired by Ocean Louisiana in connection with the exchange, no value was attributed to the stock issued. These shares were subsequently reacquired (See Note 7).

     On December 28, 1993, Ocean Louisiana transferred its interests in substantially all of its oil and gas properties to the LLC in return for an 87.5% ownership interest. The remaining 12.5% interest (the "Minority Interest") was owned by an unrelated party, Franks Petroleum, Inc. ("Franks"). Ocean Louisiana proportionately consolidated its interest in LLC.

     The Company is substantially leveraged. As such, a significant portion of the Company's cash flow from operations will be dedicated to debt service. As with other independent oil and gas producers, the Company is subject to numerous uncertainties and commitments associated with its operations. For example, the Company's results of operations are highly dependent upon the prices received for oil and gas. In addition, the Company will be required to make substantial future capital expenditures for the acquisition, exploration, development, production and abandonment of its oil and gas properties.

  Subsidiary Guaranty

     All of the Company's operating income and cash flow is generated by Ocean Louisiana, a wholly owned subsidiary and the Subsidiary Guarantor of the Company. The separate financial statements of Ocean Louisiana are not included herein because (i) Ocean Louisiana is the only direct active subsidiary of the Company; (ii) Ocean Louisiana has fully and unconditionally guaranteed the Senior Notes and the Senior Subordinated Notes (as defined in Note 2); (iii) the aggregate assets, liabilities, earnings, and equity of Ocean Louisiana are substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis; and (iv) the presentation of separate financial statements and other disclosures concerning Ocean Louisiana are not deemed material.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                               OCEAN ENERGY, INC.

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Oil and Gas Properties

     The Company's exploration and production activities are accounted for under the full cost method. Under this method, all acquisition, exploration and development costs, including certain related employee costs, incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals, and costs related to such activities. Employee costs associated with production operations and general corporate activities are expensed in the period incurred. The Company capitalized $3,893,000, $1,643,000 and $535,000 of employee related costs directly associated with the acquisition, development or exploration of oil and gas properties during the years ended December 31, 1996, 1995 and 1994, respectively. The Company's proportionate interests in properties held under joint venture, partnership or similar arrangements are included in oil and gas properties. Transactions involving sales of reserves in place, unless unusually significant, are recorded as adjustments to oil and gas properties. Capitalized costs are limited to the sum of the present value of future net revenues discounted at 10% related to estimated production of proved reserves (which includes deferred hedge revenue) and the lower of cost or estimated fair value of unevaluated properties.

     Depreciation, depletion and amortization of oil and gas properties are computed on a composite unit-of-production method based on estimated proved reserves. All costs associated with oil and gas properties, including an estimate of future development, restoration, dismantlement and abandonment costs of proved properties, are included in the computation base, with the exception of certain costs associated with unevaluated oil and gas properties. The oil and gas reserves are estimated periodically by independent petroleum engineers. The Company evaluates all unevaluated oil and gas properties on a quarterly basis to determine if any impairment has occurred. Any impairment to unevaluated properties will be reclassified as a proved oil and gas property, and thus subject to amortization if there are proved reserves associated with the related cost center. Otherwise, such impairment will be recognized in the period in which it occurs.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121") regarding accounting for the impairment of long-lived assets. The Company adopted SFAS 121 in 1996. The effect of adopting SFAS 121 did not materially impact the Company's results of operations or financial position as of December 31, 1996.

  Furniture and Equipment

     Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

  Oil and Gas Revenue

     The Company records oil and gas revenue on the sales method. As a result of this policy, the Company did not record revenues of $642,663 and $20,000 for the years ended December 31, 1996 and 1995, respectively, on gas volumes that the Company was entitled to, but which were sold by a joint owner in order to reduce previous gas imbalances. The Company recorded revenue of $376,000 during the year ended December 31, 1994, on gas volumes sold in excess of its entitled share of production. As of December 31, 1996, the Company is in a net overdelivered position of 2,059,954 Mcf, which will reduce future oil and gas revenue as the underdelivered parties recoup their share of production. In connection with acquisitions, under the sales method the Company records a gas balancing liability only to the extent any net gas imbalance acquired exceeds the reserves acquired.

                               OCEAN ENERGY, INC.

     The Company records as oil and gas revenue the payments received from (or made to) a third party under contracts to hedge future oil and gas production (See Note 13).

  Statements of Cash Flows

     The Company considers all highly liquid investments with a maturity of six months or less when purchased to be cash equivalents.

  Earnings Per Common Share

     Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding for the periods, including common equivalent shares which reflect the dilutive effect of stock options granted to certain employees and outside directors on various dates through December 31, 1996. Dilutive options that are issued during a period or that expire or are canceled during a period are reflected in both primary and fully diluted earnings per share computations for the time they were outstanding during the periods being reported.

     Earnings per common share has not been presented for the Company for the year ended December 31, 1994, as this amount would not be meaningful or indicative of the ongoing entity due to the Initial Offerings (See Note 2) and related transactions.

  Deferred Financing Costs

     The Company has $10,543,226, net of accumulated amortization of $1,423,572, recorded as deferred financing costs as of December 31, 1996, which is related to the sale of the Senior Notes and the sale of the Senior Subordinated Notes (See Note 2) and the senior revolving bank credit facility (the "Revolving Credit Facility"). In conjunction with the Initial Offerings (See Note 2), a balance of $1,007,114, which represented deferred financing costs associated with the term and development loans, discussed in Note 9, was expensed in the fourth quarter of 1994. Deferred financing costs are being amortized on a straight-line basis over the life of the related loans.

  Fair Value of Financial Instruments

     Fair value of cash, cash equivalents, accounts receivable and accounts payable approximate book value at December 31, 1996. Fair value of debt is determined based upon market value, if traded, or discounted at the estimated rate the Company would incur currently on similar debt.

  Reclassifications

     Certain reclassifications have been made to conform financial statement presentation between periods.

     In addition, prior year oil and gas reserve quantity information in Note 15 has been restated to include estimated future reserves expected to be consumed by the Company as fuel gas.

2. INITIAL AND SUBSEQUENT PUBLIC OFFERINGS

     On December 7, 1994, the Company closed initial public offerings (the "Initial Offerings") issuing 5,750,000 shares of common stock at $10 per share and $125 million of 13 1/2% Senior Notes due December 1, 2004 (the "Senior Notes"), and concurrently exchanged the Enron Option (See Note 4) and $1,000 for one million shares of common stock. Additionally, the Company acquired the Franks interest (for $6.0 million cash) and the LLC was merged into the Company. Also, concurrent with the closing of the Initial Offerings, the Company acquired the production payment obligations for East Bay Complex and Main Pass 69 (See

                               OCEAN ENERGY, INC.

Notes 3 and 4), repaid the term loan and development loans (See Note 9) and paid off notes to current and former stockholders (See Note 7).

     In January 1995, the Company issued an additional 40,000 shares of common stock relating to the exercise of the underwriters over allotment option. Net proceeds to the Company from the issuance of these shares was $372,000.

     On March 19, 1996, the Company completed a public offering of 4,500,000 shares of common stock at a price of $14.75 per share (the "Offering"). Net proceeds of the Offering were approximately $62.2 million, of which $15.4 million was used to repay a note payable to Shell Offshore, Inc. and approximately $33.0 million was used to repay indebtedness under the Revolving Credit Facility.

     On September 26, 1996, the Company completed an offering of $160,000,000 of 9 3/4% Senior Subordinated Notes at a discount (the "Senior Subordinated Notes") for proceeds of $159,120,000 (before offering costs). The principal is due October 1, 2006. Interest on the notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 1997. Net proceeds to the Company were approximately $154 million, which was used primarily to complete the acquisition of the Central Gulf Properties (See Note 3) and to repay outstanding indebtedness of $25.1 million under the Company's Revolving Credit Facility.

3. INVESTMENT IN OIL AND GAS PROPERTIES

     On June 11, 1992, the Company acquired a producing oil and gas property ("Main Pass 69") from Shell Oil Company, its affiliates and subsidiaries ("Shell"), for $39.2 million. On June 10, 1993, the Company acquired a second producing property (the "East Bay Complex") from Shell for $131.9 million. Concurrent with these acquisitions, the Company assigned overriding royalty interests burdening one-eighth of the working interests to a company owned by a stockholder for services rendered in connection with the acquisitions. In addition, the Company sold to Franks the one-eighth working interests subject to the override in return for the assumption of one-eighth of the volumetric production payment liabilities related thereto (See Note 4) and, for the East Bay Complex, one-eighth of a note payable to Shell (Note 9). In addition, see
Note 4 for a discussion of the sale of an option to Enron Financial Corporation related to the East Bay Complex.

     On December 7, 1994, the Company acquired Franks' interest in the LLC for $6 million and recorded the acquisition using the purchase method. Included in the purchase the Company acquired cash totaling $23,000, other current assets totaling $56,000, the Minority Interest's share of a plug and abandonment escrow totaling $269,000 and other assets totaling $124,000. In addition, the Company assumed accrued interest payable of $53,000, notes payable on JEDI loans (as defined in Note 9) of approximately $4.4 million, deferred hedge revenue of $85,000, an approximate $1.8 million liability owed to the Company and deferred production payment revenues of approximately $15.5 million, as well as the assumption of a $710,000 liability owed to the LLC. The Company recorded an increase in the full cost pool of $28.1 million. The Company allocated the purchase price between evaluated and unevaluated properties based on estimated relative fair market value.

     On September 26, 1996, the Company acquired from Mobil Oil and Producing Southeast, Inc. ("Mobil"), certain interests in eleven oil and gas producing fields and related production facilities primarily situated in the shallow federal waters of the central Gulf of Mexico, offshore Louisiana, (the "Central Gulf Properties") for approximately $117.6 million. The Company financed the acquisition with proceeds from the issuance of the Senior Subordinated Notes (See Note 2). At December 31, 1996, one of the eleven Central Gulf Properties was reclassified as "Assets held for resale". The subject property was sold on January 3, 1997, for $37.2 million. No gain or loss was recognized on the sale.

                               OCEAN ENERGY, INC.

     The following pro forma information gives effect to the acquisition of the Central Gulf Properties by the Company as if it had occurred on January 1, 1995.

                                                            YEAR ENDED DECEMBER 31,
                                                          ----------------------------
                                                              1996            1995
                                                          ------------    ------------
                                                                  (UNAUDITED)
Total revenues..........................................  $216,528,093    $168,829,040
Net income..............................................    24,854,741      13,840,044
Earnings per common share...............................
  Primary...............................................  $       1.27    $       0.91
  Fully diluted.........................................          1.25            0.90

     The following table discloses certain financial data relative to the Company's oil and gas producing activities, all of which are located in the offshore waters of the continental United States.

                                                 1996           1995           1994
                                             ------------   ------------   ------------
Costs incurred during period:
  Capitalized
     Purchase of producing properties......  $ 59,419,082   $    624,097   $ 25,441,295
     Purchase of unevaluated properties....    69,765,719      2,381,227     14,736,334
     Properties held for resale............   (37,200,000)            --             --
     Exploration costs.....................    45,765,965     18,106,000      9,829,000
     Development costs, including
       capitalized workovers...............   104,010,914     47,829,175     23,083,108
     Plugging and abandonment costs........       352,043        236,000        727,370
     Capitalized interest on unevaluated
       properties and capitalized general
       and administrative costs............     9,191,313      4,475,979        659,552
                                             ------------   ------------   ------------
                                             $251,305,036   $ 73,652,478   $ 74,476,659
                                             ============   ============   ============
Charged to expense
  Operating costs:
     Recurring lease operating expenses....  $ 33,709,222   $ 28,648,019   $ 22,709,507
     Major maintenance expenses............     2,483,031      1,375,407        867,582
                                             ------------   ------------   ------------
          Total operating costs............  $ 36,192,253   $ 30,023,426   $ 23,577,089
                                             ============   ============   ============
     Severance taxes.......................  $ 10,905,731   $ 10,023,104   $  6,746,928
                                             ============   ============   ============
Oil and gas properties:
  Balance, beginning of period.............  $293,983,583   $220,331,105   $145,934,272
  Additions................................   287,606,758     73,652,478     74,396,833
  Properties held for resale...............   (37,200,000)            --             --
                                             ------------   ------------   ------------
  Balance, end of period...................  $544,390,341   $293,983,583   $220,331,105
                                             ============   ============   ============
Accumulated depreciation, depletion and
  amortization:
  Balance, beginning of period.............  $114,040,044   $ 60,019,583   $ 23,560,554
  Provision for depreciation, depletion and
     amortization..........................    74,652,179     54,020,461     36,459,029
                                             ------------   ------------   ------------
  Balance, end of period...................   188,692,223    114,040,044     60,019,583
                                             ------------   ------------   ------------
     Net capitalized costs.................  $355,698,118   $179,943,539   $160,311,522
                                             ============   ============   ============

                               OCEAN ENERGY, INC.

     The following table discloses financial data associated with capitalized unevaluated costs as of December 31, 1996.

                                                          COSTS INCURRED DURING THE
                                      BALANCE AT          YEARS ENDED DECEMBER 31,
                                     DECEMBER 31,   -------------------------------------
                                         1996          1996          1995         1994
                                     ------------   -----------   ----------   ----------
Acquisition costs..................  $54,710,827    $45,864,414   $2,232,685   $6,613,728
Exploration costs..................   18,196,979     13,267,654    4,929,325           --
Development costs..................    2,291,218      2,291,218           --           --
Capitalized interest...............    4,705,950      3,478,046    1,170,301       57,603
                                     -----------    -----------   ----------   ----------
                                     $79,904,974    $64,901,332   $8,332,311   $6,671,331
                                     ===========    ===========   ==========   ==========

4. PRODUCTION PAYMENTS

     Concurrent with the Main Pass 69 and East Bay Complex acquisitions, the Company sold to Enron Reserve Acquisition Corp. ("ERAC") nonrecourse volumetric production payment interests of approximately $36.7 million and $95.7 million, respectively, net of the amounts assumed by Franks.

     The Company deferred the revenue associated with the sale of these production payment interests because a substantial obligation for future performance existed. Under the terms of the sales, the Company was obligated to deliver the production payment volumes free and clear of lease operating expenses, production taxes, plugging and abandonment and other capital costs. The deferred revenue was amortized on the unit-of-production method and recognized as oil and gas revenues as the associated hydrocarbons were delivered. In addition, under separate agreements, the Company was required to sell all excess production over production payment volumes from the subject properties to an affiliate of ERAC during the same periods. Sales from the East Bay Complex were made at market prices, whereas sales from Main Pass 69 were made at the affiliate's posted price, which during the eleven months ended November 30, 1994 was approximately $1.29 per barrel below other buyers' postings for similar crude oil. Sales from Main Pass 69 for December 1994 were made to the affiliate at market prices.

     In connection with the East Bay Complex production payment, Enron Finance Corp. ("Enron") obtained from the Company the right to acquire during a ten-year period commencing January 1, 1996 (or upon a registration of securities), at a nominal cost, a one-eighth working interest in the East Bay Complex or a 9% interest in LLC (the "Enron Option"). If the working interest was acquired, it would have been burdened by its share of the production payment. For accounting purposes, the total proceeds received by the Company from ERAC related to the East Bay Complex production payment were allocated between deferred revenue from the sale of the production payment interest ($95.7 million) and a reduction in the full cost pool resulting from the sale of a portion of the Company's interest in East Bay Complex ($7.5 million) based upon the relationship of one-eighth of post-January 1, 1996 reserves to total reserves, as determined at the date of acquisition. The production payment volumes attributed to this interest were 401 MBbls and 1,369 Mmcf. In December 1994 Enron contributed its Enron Option and $1,000 in exchange for one million shares of the Company's common stock. As a result of the exchange, the Company recorded a $7.5 million increase to oil and gas properties as well as an increase of $7.5 million for the related production payment obligation, which were originally reduced from the respective accounts.

     Concurrent with the Initial Offerings, the Company repurchased the production payment interests. The cost to acquire the production payment liability exceeded its book value by approximately $15.7 million. This excess represented the difference between the amount paid and the book value of the production payment liability as of December 7, 1994. This excess was recorded as an expense in the period acquired.

                               OCEAN ENERGY, INC.

5. RESTRICTED DEPOSITS

     The Company, as the operator of the acquired oil and gas properties, is a party to two escrow agreements, the first, related to East Bay, requires monthly deposits of $100,000 through June 30, 1998, and $350,000 thereafter until the balance in the escrow account equals $40 million unless the Company commits to the plug and abandonment of a certain number of wells in which case the increase will be deferred. The second agreement, related to Main Pass, required an initial deposit of $250,000 and monthly deposits thereafter of $50,000 until the balance in the escrow account equals $7,500,000. These deposits are to provide for the future plugging and abandonment costs associated with the oil and gas properties. Such funds are restricted as to withdrawal by the agreements. With respect to any specifically planned plugging and abandoning operation, funds are partially released when the Company presents to the escrow agent the planned plugging and abandoning operations approved by the applicable governmental agency, with the balance released upon the presentation by the Company to the escrow agent of evidence from the governmental agency that the operation was conducted in compliance with applicable laws and regulations. The escrow agent for both agreements is an unrelated financial institution. As of December 31, 1996 and 1995, the escrow balances were approximately $6.3 million and $4.3 million, respectively.

6. INCOME TAXES

     The Company was formed as an S corporation under the Internal Revenue Code and, as such, all income taxes were the obligation of the Company's stockholders. Therefore, through December 7, 1994, no historical federal or state income tax expense has been provided for in the financial statements. In conjunction with the Initial Offerings, the Company converted to a C corporation under the Internal Revenue Code.

     The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires deferred tax liabilities or assets be recognized for the anticipated future tax effects of temporary differences that arise as a result of the difference in the carrying amounts and the tax bases of assets and liabilities. The components of the income tax provision (benefit) for each of the periods presented are as follows:

                                                   1996          1995          1994
                                                -----------   -----------   -----------
Current.......................................  $        --   $        --   $        --
Deferred......................................   12,037,280    (4,692,263)           --
                                                -----------   -----------   -----------
          Total...............................  $12,037,280   $(4,692,263)  $        --
                                                ===========   ===========   ===========

     Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

                                                    1996          1995         1994
                                                ------------   ----------   -----------
Net operating loss carryforward...............  $ 11,271,173   $3,849,463   $ 6,019,935
Temporary differences:
  Oil and gas properties......................   (17,369,317)   1,734,991    (1,598,426)
  Other.......................................            --     (892,191)    1,882,490
                                                ------------   ----------   -----------
Total deferred tax (liability) asset..........    (6,098,144)   4,692,263     6,303,999
Valuation allowance...........................            --           --    (6,303,999)
                                                ------------   ----------   -----------
Net deferred tax (liability) asset............  $ (6,098,144)  $4,692,263   $        --
                                                ============   ==========   ===========

     A valuation allowance is provided for that portion of the asset for which it is deemed more likely than not that it will not be realized. Due to the Company's losses in 1994 and the substantial volatility in oil and gas

                               OCEAN ENERGY, INC.

prices, management provided a valuation allowance for the entire deferred tax asset at December 31, 1994. During the second half of 1995, due to drilling successes and increases in oil and gas prices, the Company generated income from operations. Based upon estimates, management believed it was more likely than not that the deferred tax asset as of December 31, 1995 would be realized, and thus eliminated the valuation allowance in 1995.

     The principal reasons for the differences between income taxes computed at the statutory federal income tax rate and the income tax provision (benefit) are as follows:

                                                            1996                   1995                   1994
                                                    --------------------   --------------------   --------------------
                                                                   % OF                   % OF                   % OF
                                                                   NET                    NET                    NET
                                                                  INCOME                 INCOME                 INCOME
                                                                  BEFORE                 BEFORE                 BEFORE
                                                      AMOUNT      TAXES      AMOUNT      TAXES      AMOUNT      TAXES
                                                    -----------   ------   -----------   ------   -----------   ------
Income tax expense (benefit) computed at the
  statutory federal income tax rate...............  $11,545,830     35     $ 1,823,511      35    $(7,762,491)   (35)
Increase attributable to nontaxable period........           --     --              --      --      1,622,168      8
Cumulative temporary differences upon conversion
  to a "C" corporation............................           --     --              --      --       (729,312)    (3)
Change in valuation allowance.....................           --     --      (6,303,999)   (121)     6,303,999     28
Other, net........................................      491,450      1        (211,775)     (4)       565,636      2
                                                    -----------    ---     -----------    ----    -----------    ---
Income tax provision (benefit)....................  $12,037,280     36     $(4,692,263)    (90)   $        --     --
                                                    ===========    ===     ===========    ====    ===========    ===

     At December 31, 1996, the Company had regular tax net operating loss carryforwards of approximately $29.0 million and alternative minimum tax net operating loss carryforwards of approximately $12.6 million. These loss carryforward amounts will expire during the years 2009 through 2111.

7. STOCKHOLDERS' EQUITY

     In February 1994, the Company agreed to reacquire 1,000 shares of stock from a former stockholder discussed in Note 1, for a total of $10.0 million (two notes in the amount of $5 million each). The notes bore interest at 8% and were paid on March 1, 1995. In June 1994, the Company agreed to reacquire 1,000 shares of stock from the other former stockholder discussed in Note 1 for $8.7 million, $5.0 million of which was paid in June 1994, and the remainder of which was paid with the proceeds of the Initial Offerings.

8. RELATED PARTY TRANSACTIONS

     Effective July 1, 1994, the Company acquired indirectly from stockholders various overriding royalty interests for $1.2 million.

     During 1994, the Company forgave $500,000 due from two stockholders. The amounts related to promissory notes which bore interest at 8% per annum and were due upon demand, and if no demand, then by December 31, 1994. On March 1, 1995, $250,000 due from a former stockholder was received.

     In July 1994, the Company purchased a portion of the overriding royalty interests previously assigned to an affiliate of a stockholder for $3 million (See Note 3). At that time, two stockholders loaned the Company $5 million to make a payment to a former stockholder (See Note 7). In September 1994, the stockholder affiliate exercised its right to repurchase the overriding royalty interest from the Company for $3 million and the Company repaid $3 million of the loans by the stockholders. The Company utilized a portion of the net proceeds of the Initial Offerings to repay the remaining $2 million in loans to stockholders.

     During 1994, the Company contracted with oilfield service companies previously owned by current and former stockholders. The total amounts paid for these services was $1,091,152 during the first six months of

                               OCEAN ENERGY, INC.

1994 (at June 30, 1994, the stockholders assigned their interest in such companies to a former stockholder). The Company believes that the cost of such services would have been substantially similar to costs that would have been charged by unaffiliated third parties for such services.

     During 1994, the Company was assigned an oil and gas prospect from an officer of the Company, who retained an overriding royalty interest. In addition, the Company paid the officer $50,000 for services rendered in connection therewith as well as $108,000 to a third party for acquisition of the leases. During 1996, the Company purchased a working interest ownership in a field where the Company had an existing working interest from the officer for $188,026.

     During 1996, 1995 and 1994, the Company paid $1,430,089, $1,041,088 and
$635,960, respectively, to an affiliate of a stockholder associated with an overriding royalty interest owned by it. In addition, during 1995 and 1994, the Company paid $4,753 and $124,376, respectively, with respect to oil and gas properties previously owned by the affiliate. These amounts are included in accounts receivable from stockholders at December 31, 1995 and 1994, and were repaid in full on March 27, 1996.

     During 1994, the Company obtained a loan from Union Planters Bank in connection with the purchase of a seaplane. During 1995, Mr. Flores was named a member of the Board of Directors of that bank. The loan was made to the Company for the amount of $132,500, bearing interest at the Wall Street Prime rate. Principal and interest payments were payable monthly, with the balance due on February 10, 1997. The outstanding principal balance plus accrued interest at December 31, 1996, was $92,133. On February 10, 1997, the balance of the loan was paid in full. In addition, Union Planters Bank is a member of the syndicate under the Revolving Credit Facility. Effective December 31, 1996, Mr. Flores resigned as a member of the Board of Directors of Union Planters Bank.

     Effective November 1, 1995, the Company entered into a consulting agreement for geological services with a party related to an officer of the Company. The original term of this agreement expired on October 31, 1996, and the term was extended for a one year period. In 1995, the Company paid $5,200 pursuant to the agreement as well as $5,000 for other miscellaneous geological consulting services received. In addition, in 1995 the Company paid $50,000 for services rendered in connection with an oil and gas prospect assigned to it by such party. In 1996, the Company paid $110,565 relating to the agreement.

     On September 13, 1996, the Company entered into a retainer agreement for legal services to be rendered by a law firm owned by a party related to an officer of the Company. This agreement is automatically extended for successive 3 month periods unless terminated by one of the parties. Legal fees paid by the Company relating to this retainer during 1996 totaled $25,196.

                               OCEAN ENERGY, INC.

9. LONG-TERM DEBT

     Long-term debt consisted of the following at:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1996           1995
                                                            ------------    -----------
Note payable to Shell, including accrued interest of
  $2,183,735 in 1995, with interest payable at a rate of
  6% per annum principal and interest paid March 29, 1996,
  collateralized by the vendor's lien and privilege
  retained by Shell which was subordinate to the Revolving
  Credit Facility.........................................  $         --    $15,183,735
$50,000,000 revolving line of credit with a bank, bearing
  interest as described below, collateralized by first
  mortgage on the Main Pass and East Bay properties.......            --     32,200,000
Senior unsecured notes bearing interest at 13 1/2% payable
  semi-annually on June 1 and December 1 of each year,
  commencing June 1, 1995, due December 1, 2004...........   125,000,000    125,000,000
$160,000,000 Senior subordinated unsecured notes bearing
  interest at 9 3/4% payable semi-annually on April 1 and
  October 1 of each year, commencing April 1, 1997, due
  October 1, 2006, issued at a discount for proceeds of
  $159,120,000............................................   159,141,999             --
Promissory note to Union Planters Bank bearing interest at
  Wall Street Prime due February 10, 1997, collateralized
  by a Company owned seaplane.............................        91,492        106,478
Capital lease from Green Tree Vendor Services Corp. due
  August 1997, collateralized by certain computer
  equipment...............................................        35,662         85,078
                                                            ------------    -----------
          Total debt......................................   284,269,153    172,575,291
          Less: Current portion...........................       127,154        883,735
                                                            ------------    -----------
          Total long-term debt............................  $284,141,999    $171,691,556
                                                            ============    ===========

     The Revolving Credit Facility was committed for up to a five-year period. The Revolving Credit Facility had an initial borrowing base of $50 million. The Chase Manhattan Bank (the "Agent"), with the concurrence of majority lenders (as defined in the $50,000,000 Credit Agreement among Flores & Rucks, Inc. and The Chase Manhattan Bank) (the "Credit Agreement"), can redetermine the borrowing base at its option once within any 12-month period as well as on scheduled redetermination dates as outlined in the Credit Agreement. The borrowing base automatically reduces by an amount equal to one-sixteenth ( 1/16) of the borrowing base in effect on each quarter beginning March 31, 1998, unless the Company requests and is granted a one-year deferral of such reductions. In addition, the borrowing base may be reduced if the Company sells a portion of its oil and gas properties. As of December 31, 1996, the borrowing base under the Revolving Credit Facility remained at $50 million.

     As of February 24, 1997, the Company was in the process of amending and restating its Revolving Credit Facility and had obtained commitments from all lenders which will increase the facility size to $150 million and the borrowing base to $100 million.

     The Company's ability to draw additional amounts on the Revolving Credit Facility is limited to the extent that adjusted consolidated net tangible assets (as defined in the Credit Agreement) minus $25 million exceeds 110% of all indenture indebtedness (as defined in the Credit Agreement), excluding subordinated indebtedness. Adjusted consolidated net tangible assets is determined quarterly, utilizing certain financial information, and is primarily based on a quarterly estimate of the present value of future net revenues of the

                               OCEAN ENERGY, INC.

Company's proved oil and gas reserves. Such quarterly estimates utilize the most recent year end oil and gas prices and vary based on additions to proved reserves and net production. As of December 31, 1996, the Company's outstanding balance was $2.0 million, all of which represented letters of credit, primarily associated with bonding for future abandonment obligations, and thus the Company had remaining availability of $48.0 million.

     At the Company's option, borrowings under the Revolving Credit Facility bear interest either at the base rate (the higher of the federal funds rate plus 0.5% per annum or the Agent's prime commercial lending rate) or the London Interbank Offered Rate ("LIBOR"), in each case plus the applicable margin. The applicable margin will be from 125 to 175 basis points for LIBOR loans and from zero to 50 basis points for the base rate loans.

     The loan agreement for the Revolving Credit Facility contains restrictive covenants substantially similar to those for the Senior Notes. The Revolving Credit Facility also includes certain additional covenants and restrictions relating to the activities of the Company which are customary for similar credit facilities and are not expected to have a material adverse effect on the conduct of the Company's business.

     The Indentures relating to the Senior Notes and the Senior Subordinated Notes contain certain covenants, including, with limitation, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on issuances and sales of restricted subsidiary stock; (iv) limitation on sale/leaseback transactions; (v) limitation on transactions with affiliates; (vi) limitation on liens; (vii) disposition of proceeds of asset sales; (viii) limitation on dividends and other payment restrictions affecting subsidiaries; and (ix) limitation of mergers, consolidations and transfers of assets. In addition, the Indenture related to the Senior Notes includes a covenant with respect to maintenance of adjusted consolidated net tangible assets, as defined.

     Aggregate minimum principal payments for debt and the capital lease at December 31, 1996, for the next five years are as follows:

1997.......................................................  $127,154
1998.......................................................        --
1999.......................................................        --
2000.......................................................        --
2001.......................................................        --
                                                             --------
                                                             $127,154
                                                             ========

     On June 11, 1994, LLC entered into two loan agreements with Joint Energy Development Investments Limited Partnership ("JEDI"), a venture between California Public Employees Retirement System and Enron Capital Corp. The first was a $20 million term loan, bearing interest at 12.5% payable monthly, maturing on June 11, 1997. The second loan, the development loan, provided for draws up to a maximum of $40 million, bearing interest at 15% payable monthly. In connection with this loan, LLC conveyed to JEDI a 20% overriding royalty interest (defined to be net of production costs) on certain unevaluated interests (computed prior to the one-eighth override conveyed to a related party discussed in Note 3) which commenced upon payment in full of the development loan. This interest was purchased from JEDI in December 1994, for $4.25 million. Proceeds from the Initial Offerings were used to repay these loans in December 1994.

10. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan which covers all employees. The Company's contributions to the plan during 1996, 1995 and 1994 were $521,619, $513,690 and $432,202, respectively.

                               OCEAN ENERGY, INC.

  Stock-Based Compensation Plans

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," effective for the Company for 1996. Under SFAS 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current "APB Opinion No. 25" method whereby no compensation cost is recognized upon grant if certain requirements are met. The Company is continuing to account for its stock-based compensation plans under APB Opinion No. 25. However, proforma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 are presented below.

     Had compensation for the Company's 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and earnings per common share for the years ended December 31, 1996 and 1995 would have approximated the proforma amounts below:

                                                       DECEMBER 31,
                                  -------------------------------------------------------
                                             1996                         1995
                                  --------------------------    -------------------------
                                  AS REPORTED     PROFORMA      AS REPORTED       1995
                                  -----------    -----------    -----------    ----------
Net income......................  $20,950,805     19,544,426     $9,902,295    $9,779,272
Earnings per common share
  Primary.......................  $      1.07           1.00     $      .65    $      .65
  Fully Diluted.................         1.05           0.98            .65           .64

     The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. SFAS 123 does not apply to grants prior to 1995, and additional awards in the future are anticipated.

     Prior to consummation of the Initial Offerings, the Board of Directors adopted and the stockholders approved a long-term incentive plan. The plan provides for not more than 1,500,000 shares of common stock to be issued to employees and directors of the Company. In 1995, the Board of Directors also adopted and the stockholders approved a long-term incentive plan for non-executive employees. This plan has an evergreen provision which replenishes options available for grant to 300,000 on January 1 of each year. In 1996, pending approval of the stockholders at the Annual Meeting, the Board of Directors adopted a plan which provides for not more than 1,000,000 shares of common stock to be issued to employees of the Company. Upon consummation of the Initial Offerings, the Company issued 645,000 stock options with an exercise price of $10.00 per share, the fair value at the date of grant. The options vest equally over a three-year period and terminate ten years from date of grant. A summary of the Company's stock options under both plans as of December 31, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                                            DECEMBER 31,
                                        ----------------------------------------------------
                                                  1996                        1995
                                        ------------------------    ------------------------
                                        NUMBER OF    WGTD. AVG.     NUMBER OF    WGTD. AVG.
                                         OPTIONS     EXER. PRICE     OPTIONS     EXER. PRICE
                                        ---------    -----------    ---------    -----------
Outstanding at beginning of year......  1,495,500      $11.13         645,000      $10.00
Granted...............................    693,500       24.91         856,500       11.97
Canceled..............................   (195,167)      11.09          (6,000)       9.38
Exercised.............................    (96,531)      10.06              --          --
                                        ---------                   ---------
Outstanding at end of year............  1,897,302      $16.23       1,495,500      $11.13
Options exercisable at year-end.......    565,580      $11.01         261,667      $10.31
Options available for future grant....        542                     131,032
Weighted average fair value of options
  granted during the year.............  $   11.48                   $    4.66

                               OCEAN ENERGY, INC.

     The fair value of each option granted during the periods presented is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 41.16% and 35.07% in the years 1996 and 1995, respectively, (iii) risk-free interest rate of 6.21% and 5.58% in the years 1996 and 1995, respectively, and
(iv) expected life of 5 years.

                                       OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                          ---------------------------------------------    -------------------------
                                                                             NUMBER
        RANGE OF            NUMBER          WGTD. AVG.       WGTD. AVG.    EXERCISABLE    WGTD. AVG.
        EXERCISE          OUTSTANDING       REMAINING         EXERCISE         AT          EXERCISE
         PRICES           AT 12/31/96    CONTRACTUAL LIFE      PRICE        12/31/96        PRICE
        --------          -----------    ----------------    ----------    -----------    ----------
$9 -- $19 ..............   1,214,802             8             11.26         565,580        11.01
$19 -- $29 ..............    389,500            10             19.40              --        --
$29 -- $39 ..............    293,000            10             32.59              --        --
                           ---------            --             -----         -------        -----
$9 -- $39 ..............   1,897,302             9             16.23         565,580        11.01
                           =========            ==             =====         =======        =====

     In addition, in 1995, the Company issued 4,125 shares of stock which are considered bonus shares.

     The Company is self-insured for employee medical benefits up to certain stop-loss limits.

     The Company has no other significant formal benefit plans.

11. MAJOR CUSTOMERS

     The Company sold the majority of its oil and gas to a few customers based on long-term contracts in 1996 and prior years. Sales to the following customers exceeded 10% of revenues during the years indicated (expressed in thousands):

                                                         1996       1995       1994
                                                       --------    -------    -------
Enron Corp., its subsidiaries and affiliates.........  $ 33,074    $17,431    $73,658
Shell Oil Company....................................   110,131     79,927         --
Murphy Oil USA, Inc..................................    23,338     24,193         --

12. COMMITMENTS AND CONTINGENCIES

     While the Company is a defendant in various lawsuits in the ordinary course of business, management believes the potential liability in such lawsuits is not material. The Company maintains liability and other insurance customary in its industry. The Company is also subject to contingencies as a result of environmental laws and regulations. The related future cost is indeterminable due to such factors as the unknown timing and extent of the corrective actions that may be required and the application of joint and several liability. However, the Company believes that such costs will not have a material adverse effect on its operations or financial position.

     The Company, as operator, is responsible for payment of plugging and abandonment costs on its properties. As of December 31, 1996, the total estimate of these costs on the Company's oil and gas properties was approximately $84.0 million, estimated to be incurred through the year 2011. The provision for such costs is recorded through depreciation, depletion and amortization expense. The estimates of plugging and abandonment costs and their timing may change due to many factors including, among others, actual production results, inflation rates, and changes in environmental laws and regulations.

     In August 1993, the Minerals Management Service ("MMS") provided notice to lessees of Outer Continental Shelf ("OCS") leases that new levels of lease and area wide bonds would be required effective November 26, 1993, in connection with the plugging and abandoning of wells located offshore and the removal of all production facilities. The coverage is designed to reflect an appropriate balance between encouraging the maximum economic recovery of oil and natural gas from federal offshore leases while providing the federal

                               OCEAN ENERGY, INC.

government an adequate level of protection in the event the lessee defaults on its obligations to properly abandon lease wells and remove platforms and other structures from the property.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators in the OCS waters of the Gulf of Mexico are currently required to post area wide bonds of $3 million or $500,000 per producing lease and supplemental bonds at the discretion of the MMS. On January 17, 1995, the Company entered into an agreement with Planet Indemnity Company ("Planet") whereby Planet agreed to issue $11.7 million of MMS surety bonds for the Company and the Company agreed to post collateral for same in favor of Planet. The collateral includes a mortgage on the Company's federal OCS leases in the amount of $8.2 million, a letter of credit for $2.0 million and a pledge of certain rights to escrowed funds. The Company has posted with the MMS an area wide bond of $3.0 million and supplemental bonds totaling $17.1 million. Pursuant to a schedule previously imposed by the MMS, the Company will be required to post additional supplemental bonds up to a level of $24.6 million by January 1999, unless the Company is determined by the MMS to be exempt from such requirement due to certain financial tests. In addition, the Company is currently working with the MMS to determine the level of supplemental bonding (and the timing thereof) which will be required for some of the recently acquired Central Gulf Properties. The Company does not anticipate that the cost of any such bonding requirements will materially affect the Company's financial position. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspensions or terminations could have a material adverse effect on the Company's financial condition and operations. The MMS also intends to adopt financial responsibility regulations under the Oil Pollution Act of 1990 (the "OPA"). The OPA regulations impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of an area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

     The OPA also imposes ongoing requirements on a responsible party, including proof of financial responsibility to cover at least some costs in a potential spill. As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35 million to cover potential OPA liabilities. This amount is subject to upward regulatory adjustment up to $150 million.

     In 1996, Statement of Position 96-1 ("SOP 96-1") -- Environmental Remediation Liabilities was issued. The Company is required to adopt SOP 96-1 in 1997. The Company believes adoption of SOP 96-1 will not have a material effect on its results of operations or financial position.

     Total rental expenses under operating leases amounted to approximately $690,000, $527,000 and $297,000 in 1996, 1995 and 1994, respectively.

     In connection with the Initial Offerings, the Company entered into a Registration Rights Agreement (the "Registration Agreement") entitling Enron to require the Company to register common stock of the Company owned by Enron with the Securities and Exchange Commission (the "SEC") for sale to the public in a public offering, at no cost to Enron except for discounts and commissions, if any. During 1996, the unregistered shares subject to the Registration Agreement were transferred by Enron to Merrill Lynch Capital Markets, plc., together with Enron's rights under the Registration Agreement.

                               OCEAN ENERGY, INC.

13. HEDGING ACTIVITIES

     The Company hedges certain of its production through master swap agreements ("Swap Agreements"). The Swap Agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. The Company has contracts which contain specific contracted prices ("Swaps") that are settled monthly based on the differences between the contract prices and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, the Company pays the spread, and to the extent the contract price exceeds the average NYMEX price the Company receives the spread. In addition, the Company has combined contracts which have agreed upon price floors and ceilings ("Costless Collars"). To the extent the average NYMEX price exceeds the contract ceiling, the Company pays the spread between the ceiling and the average NYMEX price applied to the related contract volumes. To the extent the contract floor exceeds the average NYMEX price, the Company receives the spread between the contract floor and the average NYMEX price applied to the related contract volumes. Under the terms of the Swap Agreements, each counterparty has extended the Company a $5 million line of credit for use in conjunction with its hedging activities. As of February 24, 1997, the fair market value of all contracts covered by the Swap Agreements was approximately $0.6 million.

     As of December 31, 1996, after giving effect to three additional oil Swaps that the Company entered into in February 1997, the Company's open forward position on its outstanding crude oil Swaps was as follows:

                                                                       AVERAGE
                                                              MBBLS     PRICE
                                                              -----    -------
1997........................................................  1,500    $19.73
1998........................................................   300      18.55
1999........................................................   300      18.55
2000........................................................   300      18.55
                                                              -----    ------
                                                              2,400    $19.29
                                                              =====    ======

     The Company currently has no outstanding natural gas Swaps.

     As of December 31, 1996, after giving effect to three additional Costless Collars entered into through February 24, 1997, the Company's open forward position on its outstanding Costless Collars was as follows:

                                                          CONTRACTED    CONTRACTED    CONTRACTED
                                                           VOLUMES        FLOOR        CEILING
            YEAR                FROM         THROUGH       (MBBLS)        PRICE         PRICE
            ----                ----         -------      ----------    ----------    ----------
1997........................   January        March           600         $21.00        $24.45
1997........................   January        June          1,200         $20.00        $24.25
1997........................    April         June            375         $20.00        $25.14
1997........................    July        September         900         $20.00        $24.40

     Revenue was increased (decreased) under the Swap Agreements by approximately $(18.7) million, $(0.5) million and $1.7 million, respectively, for the years ended December 31, 1996, 1995 and 1994.

                               OCEAN ENERGY, INC.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value as of December 31, 1996 and 1995, of financial instruments other than current assets and liabilities is presented in the following table:

                            ESTIMATED FAIR   ESTIMATED FAIR   ESTIMATED FAIR   ESTIMATED FAIR
                                VALUE            VALUE            VALUE            VALUE
                            --------------   --------------   --------------   --------------
Debt
  Senior Notes............   $ 125,000,000)   $ 149,375,000)   $(125,000,000)   $(141,875,000)
  Senior Subordinated
     Notes................    (159,141,999)    (168,690,519)              --               --
  Shell Note..............              --               --      (15,183,735)     (15,094,232)
  Revolving Credit
     Facility.............              --               --      (32,200,000)     (32,200,000)
                             -------------    -------------    -------------    -------------
                             $(284,141,999)   $(318,065,519)   $(172,383,735)   $(189,169,232)
                             =============    =============    =============    =============
Hedges
  Gas.....................   $          --    $          --    $          --    $  (2,423,240)
  Oil.....................              --       (4,555,720)              --          950,750
                             -------------    -------------    -------------    -------------
                             $          --    $  (4,555,720)   $          --    $  (1,472,490)
                             =============    =============    =============    =============

15. OIL AND GAS RESERVE INFORMATION -- UNAUDITED

     The Company's net proved oil and gas reserves at December 31, 1996, 1995 and 1994, have been determined by independent petroleum consultants in accordance with guidelines established by the SEC and the Financial Accounting Standards Board. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates. Future cash flows from oil and natural gas reserves were computed on the basis of prices being received at year end for oil and natural gas, adjusted for hedges in place at that date and the Company's policy regarding fuel gas.

     There are many uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact. In addition, the present values should not be construed as the current market value of the Company's oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

                               OCEAN ENERGY, INC.

     The following tables set forth an analysis of the Company's estimated quantities of net proved and proved developed oil (includes condensate) and gas, all located offshore in the continental United States:

                                                               OIL     NATURAL GAS(1)
                                                              (MBBL)       (MMCF)
                                                              ------   --------------
Proved reserves as of December 31, 1993.....................  21,093       52,724
  Revisions of previous estimates...........................   1,979        7,294
  Extensions, discoveries, and other additions..............     688        2,775
  Repurchase of production payment..........................   6,111       19,523
  Purchase of producing properties..........................   5,944        7,708
  Production (sold by the Company)..........................  (2,771)      (3,456)
  Production (consumed by the Company)......................      --       (3,220)
                                                              ------      -------
Proved reserves as of December 31, 1994.....................  33,044       83,348
  Revisions of previous estimates...........................   4,857        9,093
  Extensions, discoveries, and other additions..............   1,640       10,647
  Purchase of producing properties..........................     345           85
  Production (sold by the Company)..........................  (6,057)     (12,393)
  Production (consumed by the Company)......................      --       (3,576)
                                                              ------      -------
Proved reserves as of December 31, 1995.....................  33,829       87,204
  Revisions of previous estimates...........................   2,546       23,935
  Extensions, discoveries, and other additions..............   9,766       31,060
  Sale of production properties.............................    (450)      (9,929)
  Purchase of producing properties..........................  12,234       35,171
  Production (sold by the Company)..........................  (7,149)     (18,720)
  Production (consumed by the Company)......................      --       (3,363)
                                                              ------      -------
Proved reserves as of December 31, 1996.....................  50,776      145,358
                                                              ======      =======
Proved developed reserves:
  As of December 31, 1994...................................  30,088       77,019
  As of December 31, 1995...................................  31,702       84,258
  As of December 31, 1996...................................  38,347      109,574

---------------

(1) The Company includes as proven reserves, future gas production estimated by Netherland, Sewell & Associates, Inc., to be used as fuel gas.

     The following table presents the standardized measure of future net cash flows related to proved oil and gas reserves together with changes therein, as defined by the Financial Accounting Standards Board. The oil, condensate and gas price structure utilized to project future net cash flows reflects current prices at each year end and have been escalated only where known and determinable price changes are provided by contracts and law. Crude prices have declined significantly from December 31, 1996. Accordingly, the discounted future net cash flows would be reduced if the standardized measure was calculated at the latter date. Future production

                               OCEAN ENERGY, INC.

and development costs are based on current costs with no escalations. Estimated future cash flows have been discounted to their present values based on a 10% annual discount rate.

                                                    STANDARDIZED MEASURE AS OF DECEMBER 31,
                                                    ----------------------------------------
                                                        1996          1995          1994
                                                    ------------   -----------   -----------
                                                                 (IN THOUSANDS)
Future cash flows.................................    $1,789,544     $ 762,488     $ 645,091
Future production, development and abandonment
  costs...........................................      (907,770)     (482,658)     (433,193)
Income tax provision..............................      (204,733)      (36,712)      (11,530)
                                                      ----------     ---------     ---------
Future net cash flows.............................       677,041       243,118       200,368
10% annual discount...............................      (144,549)      (39,178)      (35,390)
                                                      ----------     ---------     ---------
Standardized measure of discounted future net
  cash flows......................................    $  532,492     $ 203,940     $ 164,978
                                                      ==========     =========     =========

                                                      CHANGES IN STANDARDIZED MEASURE
                                                        PERIODS ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1996        1995       1994
                                                      ---------   --------   --------
                                                              (IN THOUSANDS)
Standardized measure at beginning of period.........  $ 203,940   $164,978   $ 13,175
Sales and transfers of oil and gas produced, net of
  production costs..................................   (159,361)   (87,924)   (21,214)
Changes in price, net of future production costs....    242,943     61,865     34,412
Extensions and discoveries, net of future production
  and development costs.............................    215,013     46,429     14,397
Repurchase of production payment....................         --         --    106,572
Reserves transferred for resale.....................    (10,009)        --         --
Previously estimated development and abandonment
  costs incurred during the period..................     10,453     19,132      8,606
Revisions of quantity estimates.....................     88,994     46,761      8,184
Accretion of discount...............................     20,394     17,474      2,352
Net change in income taxes..........................   (130,226)   (21,034)    (9,762)
Purchase of reserves in place.......................    123,284      3,193     17,564
Changes in production rates (timing), estimated
  development and abandonment costs, and other......    (72,933)   (46,934)    (9,308)
                                                      ---------   --------   --------
Standardized measure at end of year.................  $ 532,492   $203,940   $164,978
                                                      =========   ========   ========

16 QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized unaudited quarterly financial data for 1996 and 1995 are as follows:

                                                              QUARTER ENDED
                                           ---------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                             1996        1996         1996            1996
                                           ---------   --------   -------------   ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   36,829      32,253       47,589          71,780
Gross profit.............................   11,147       6,918       16,487          32,148
Net income...............................    1,901         435        5,363          13,252
Earnings per common share:
  Primary................................     $.12        $.02         $.26            $.63
  Fully diluted..........................     $.12        $.02         $.26            $.63

                               OCEAN ENERGY, INC.

                                                              QUARTER ENDED
                                           ---------------------------------------------------
                                           MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                             1995        1995         1995            1995
                                           ---------   --------   -------------   ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................................   26,034      29,838       34,609          37,489
Gross profit.............................    6,354       7,381        8,089          12,016
Net income (loss)........................   (1,062)        811        1,052           9,101
Earnings per common share:
  Primary................................    $(.07)       $.05         $.07            $.60
  Fully diluted..........................    $(.07)       $.05         $.07            $.59

17. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

     On March 7, 1997, the Company completed an acquisition of certain interests in various state leases in the Main Pass 69 field, offshore Plaquemines Parish, Louisiana, from Chevron U.S.A. Inc. for a gross purchase price of $55.7 million. The acquisition includes interests in 27 producing wells located on 5,898 gross acres. Post acquisition, the Company owns a 100% working interest in the 27 wells. Current estimated production from the newly acquired interest is approximately 3,000 BOE per day net to the Company. The Company's ownership now encompasses a total of approximately 22,000 gross acres in the Main Pass 69 field.

                               OCEAN ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                  ASSETS
                                                                JUNE 30,
                                                                  1997
                                                              -------------
Current assets:
  Cash and cash equivalents.................................  $          --
  Joint interest receivables................................      5,606,175
  Oil and gas sales receivables.............................     26,964,458
  Accounts receivable -- other..............................      1,607,128
  Assets held for resale....................................             --
  Prepaid expenses..........................................      1,678,046
  Other current assets......................................      3,300,280
                                                              -------------
          Total current assets..............................     39,156,087
Oil and gas properties -- full cost method:
  Evaluated.................................................    641,886,520
  Less accumulated depreciation, depletion, and
     amortization...........................................   (240,271,985)
                                                              -------------
                                                                401,614,535
  Unevaluated properties excluded from amortization.........    119,374,116
Other assets:
  Furniture and equipment, less accumulated depreciation of
     $3,864,729 and $2,772,983 at June 30, 1997 and December
     31, 1996, respectively.................................      4,477,904
  Restricted deposits.......................................      7,391,682
  Deferred financing costs..................................     10,395,938
                                                              -------------
          Total assets......................................  $ 582,410,262
                                                              =============

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $  76,497,973
  Oil and gas sales payable.................................      6,147,233
  Accrued interest..........................................      5,579,363
  Current notes payable.....................................          9,046
  Deposit on assets held for resale.........................             --
                                                              -------------
          Total current liabilities.........................     88,233,615
Long-term debt..............................................    357,185,997
Deferred hedge revenue......................................        325,393
Deferred tax liability......................................     13,959,897
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 10,000,000
     shares, no shares issued or outstanding at June 30,
     1997 and December 31, 1996.............................             --
  Common stock, $.01 par value; authorized 100,000,000
     shares; issued and outstanding 19,701,344 shares and
     19,640,656 shares at June 30, 1997 and December 31,
     1996, respectively.....................................        197,013
  Paid-in capital...........................................     93,243,783
  Retained earnings.........................................     29,264,564
                                                              -------------
          Total stockholders' equity........................    122,705,360
                                                              -------------
          Total liabilities and stockholders' equity........  $ 582,410,262
                                                              =============

  The accompanying notes to financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------    -----------
Oil and gas sales...........................................  $130,068,669    $69,082,019
Operating expenses:
  Lease operations..........................................    27,213,286     16,522,030
  Severance taxes...........................................     5,378,472      5,521,763
  Depreciation, depletion and amortization..................    51,579,763     28,973,040
                                                              ------------    -----------
          Total operating expenses..........................    84,171,521     51,016,833
General and administrative expenses.........................     8,596,487      6,025,000
Interest expense............................................    13,303,415      8,188,026
Other expense (income)......................................      (684,529)         1,779
                                                              ------------    -----------
Net income before income taxes..............................    24,681,775      3,850,381
Income tax expense..........................................     8,554,660      1,514,704
                                                              ------------    -----------
Net income..................................................  $ 16,127,115    $ 2,335,677
                                                              ============    ===========
Earnings per common share:
  Primary...................................................  $       0.77    $      0.13
  Fully diluted.............................................          0.77           0.13
Weighted average common and common equivalent shares
  outstanding:
  Primary...................................................    20,895,285     18,333,437
  Fully diluted.............................................    20,897,654     18,673,211

  The accompanying notes to financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                              -----------------------------
                                                                  1997             1996
                                                              -------------    ------------
Operating activities:
  Net income................................................  $  16,127,115    $  2,335,677
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization:
       Oil and gas properties...............................     51,579,763      28,973,040
       Furniture and equipment..............................      1,091,745         632,986
     Deferred hedge revenue.................................        (74,607)       (637,166)
     Deferred tax expense...................................      7,861,753       1,489,400
  Changes in operating assets and liabilities:
     Accrued interest.......................................         58,293      (2,503,810)
     Receivables............................................      3,093,888      (2,976,896)
     Prepaid expenses.......................................       (464,903)       (629,171)
     Other current assets...................................       (885,477)       (945,326)
     Accounts payable and accrued liabilities...............      6,853,367      (3,934,773)
     Oil and gas sales payable..............................     (1,683,182)       (628,316)
                                                              -------------    ------------
Net cash provided by operating activities...................     83,557,755      21,175,645
                                                              -------------    ------------
Investing activities:
  Additions to oil and gas properties and furniture and
     equipment..............................................   (196,226,668)    (39,771,812)
  Increase in restricted deposits...........................     (1,068,167)     (1,010,653)
  Proceeds from sale of oil and gas properties..............     33,480,000              --
                                                              -------------    ------------
Net cash used in investing activities.......................   (163,814,835)    (40,782,465)
                                                              -------------    ------------
Financing activities:
  Sale of stock.............................................      1,424,924      62,141,101
  Borrowings on notes payable...............................    138,500,000      30,000,000
  Payments of notes payable.................................    (65,618,108)    (72,231,443)
  Deferred financing costs..................................        191,286         304,392
                                                              -------------    ------------
Net cash provided by financing activities...................     74,498,102      20,214,050
                                                              -------------    ------------
Increase (decrease) in cash and cash equivalents............     (5,758,978)        607,230
Cash and cash equivalents, beginning of the period..........      5,758,978         212,238
                                                              -------------    ------------
Cash and cash equivalents, end of the period................  $          --    $    819,468
                                                              =============    ============
Interest paid during the period.............................  $  24,183,916    $ 11,917,620
                                                              =============    ============

  The accompanying notes to financial statements are an integral part of these statements.

                               OCEAN ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
1. GENERAL INFORMATION

     The consolidated financial statements included herein have been prepared by Ocean Energy, Inc. (the "Company") without audit and include all adjustments (of a normal and recurring nature) which are, in the opinion of management, necessary for the fair presentation of interim results which are not necessarily indicative of results for the entire year. Certain reclassifications have been made to conform financial statement presentation between periods. The financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest annual report.

2. EARNINGS PER SHARE

     Earnings per share applicable to common stock are based on the weighted average number of shares of common stock outstanding for the periods, including common equivalent shares which reflect the effect of stock options, to the extent that they are dilutive, granted to certain employees and outside directors on various dates through June 30, 1997. As of June 30, 1997 and 1996, the Company had 2,510,181 and 1,865,735 stock options outstanding, respectively. The table below reflects the weighted average common, primary and fully diluted shares outstanding for the 1997 and 1996 periods.

                                         SIX MONTHS ENDED           THREE MONTHS ENDED
                                             JUNE 30,                    JUNE 30,
                                     ------------------------    ------------------------
                                        1997          1996          1997          1996
                                     ----------    ----------    ----------    ----------
Weighted average common shares
  outstanding......................  19,654,704    17,620,538    19,668,545    19,552,994
Primary common equivalent shares...   1,240,581       712,899     1,231,747       913,002
                                     ----------    ----------    ----------    ----------
Weighted average common and primary
  common equivalent shares
  outstanding......................  20,895,285    18,333,437    20,900,292    20,465,996
Additional fully diluted shares....       2,369       339,774         9,048       189,398
                                     ----------    ----------    ----------    ----------
Weighted average common and fully
  diluted common equivalent shares
  outstanding......................  20,897,654    18,673,211    20,909,340    20,655,394
                                     ==========    ==========    ==========    ==========

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128 ("SFAS 128"), "Earnings Per Share," which simplifies the computation of earnings per share ("EPS"). SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, and requires restatement for all prior period EPS data presented. Pro forma EPS and EPS assuming dilution calculated in accordance with SFAS 128 was $0.32 per share and $0.30 per share, respectively, for the three months ended June 30, 1997, and $0.02 per share and $0.02 per share, respectively, for the three months ended June 30, 1996. Pro forma EPS and EPS assuming dilution calculated in accordance with SFAS 128 was $0.82 per share and $0.77 per share, respectively, for the six months ended June 30, 1997, and $0.13 per share and $0.13 per share, respectively, for the six months ended June 30, 1996.

3. HEDGING ACTIVITIES

     The Company engages in futures contracts with certain of its production through master swap agreements ("Swap Agreements"). The Company considers these futures contracts to be hedging activities and, as such, monthly settlements on these contracts are reflected in oil and gas sales. In order to consider these futures contracts as hedges, (i) the Company must designate the futures contract as a hedge of future production and (ii) the contract must reduce the Company's exposure to the risk of changes in prices. Changes in the market

                               OCEAN ENERGY, INC.

value of futures contracts treated as hedges are not recognized in income until the hedged item is also recognized in income. If the above criteria are not met, the Company will record the market value of the contract at the end of each month and recognize a related gain or loss. Proceeds received or paid relating to terminated contracts or contracts that have been sold are amortized over the original contract period and reflected in oil and gas sales.

     The Swap Agreements provide for separate contracts tied to the NYMEX light sweet crude oil and natural gas futures contracts. The Company has contracts which contain specific contracted prices ("Swaps") that are settled monthly based on the differences between the contract prices and the average NYMEX prices for each month applied to the related contract volumes. To the extent the average NYMEX price exceeds the contract price, the Company pays the spread, and to the extent the contract price exceeds the average NYMEX price the Company receives the spread. In addition, the Company has combined contracts which have agreed upon price floors and ceilings ("Costless Collars"). To the extent the average NYMEX price exceeds the contract ceiling, the Company pays the spread between the ceiling and the average NYMEX price applied to the related contract volumes. To the extent the contract floor exceeds the average NYMEX price the Company receives the spread between the contract floor and the average NYMEX price applied to the related contract volumes adjustments to oil and gas sales. Under the terms of the Swap Agreements, each counterparty has extended the Company a $5 million line of credit in conjunction with its hedging activities. As of August 6, 1997, the Company's exposure under all contracts covered by the Swap Agreements was approximately $3.3 million.

     As of June 30, 1997, after giving effect to the additional oil Swaps that the Company entered into in July 1997, the Company's open forward position on its outstanding crude oil Swaps was as follows:

                                                                       AVERAGE
YEAR                                                          MBBLS     PRICE
----                                                          -----    -------
1997........................................................  1,500    $19.89
1998........................................................  3,600    $19.65
1999........................................................   300     $18.55
2000........................................................   300     $18.55
                                                              -----    ------
          Total.............................................  5,700    $19.60
                                                              =====    ======

     The Company currently has no outstanding natural gas Swaps.

     As of June 30, 1997, the Company's open forward position on its outstanding Costless Collars was as follows:

                                     EFFECTIVE        CONTRACTED    CONTRACTED    CONTRACTED
                                 -----------------     VOLUMES        FLOOR        CEILING
YEAR                             FROM     THROUGH      (MBBLS)        PRICE         PRICE
----                             ----    ---------    ----------    ----------    ----------
1997...........................  July    September       900          $20.00        $24.40

     On March 7, 1997, the Company entered into a basis swap for 9,000 barrels of oil per month for the period April 1997, through July 1997, with a fixed price of ($0.11) per barrel basis differential between the monthly calendar average of Platt's Louisiana Light Sweet and Platt's West Texas Intermediate crude oil prices.

     In addition, on April 7, 1997, the Company entered into a field diesel swap for 150,000 gallons per month for the month of April 1997, and August 1997 through March 1998, relating to expected future diesel needs. This swap obligates the Company to make or receive payments on the last day of each respective calendar month based on the difference between $0.5425 per gallon and the average of the daily settlement price per gallon for the respective calendar month Platt's Gulf Coast Pipeline mean high sulfur No. 2 oil contract.

                               OCEAN ENERGY, INC.

4. INVESTMENTS IN OIL AND GAS PROPERTIES

     On January 3, 1997, the Company completed the sale of its interest in the South Marsh Island 269 field, located in federal waters offshore Louisiana. The Company realized proceeds of $37.2 million from the sale. The Company owned a non-operated working interest of approximately 20% in three blocks in the field. No gain or loss was recognized on the sale.

     On March 7, 1997, the Company completed an acquisition of certain interests in various state leases in the Main Pass Block 69 field, offshore Plaquemines Parish, Louisiana for a net purchase price of $55.9 million (the "Main Pass Acquisition"). The acquisition included interests in 27 producing wells located on 5,898 gross acres situated contiguous to the Company's pre-existing Main Pass 69 holdings. Following the acquisition, the Company owns a 100% working interest in the 27 wells.

5. 8 7/8% SENIOR SUBORDINATED NOTES OFFERING

     On July 2, 1997, the Company completed an offering of $200,000,000 of 8 7/8% Senior Subordinated Notes due 2007 (the "Notes") at a discount for proceeds of $199,660,000 (before offering costs). Interest will be payable semi-annually on January 15 and July 15 of each year commencing January 15, 1998. Proceeds to the Company were approximately $195.2 million, which were used primarily to finance the repurchase of the 13 1/2% Senior Notes (See Note 6) and to repay outstanding indebtedness under the Company's $150 million amended and restated senior revolving bank credit facility dated March 27, 1997 (the "Revolving Credit Facility"). The remainder of the proceeds will be used for general corporate and working capital purposes. On August 1, 1997, the Company filed a registration statement to register notes with the Securities and Exchange Commission which were identical to the Notes issued on July 2, 1997, in order to exchange these Notes for registered notes.

6. REPURCHASE OF 13 1/2% SENIOR NOTES

     On July 22, 1997, the Company amended the Indenture governing the $125 million 13 1/2% Senior Notes due 2004 (the "13 1/2% Senior Notes"), removing the principal restrictive covenants and repurchased approximately 99.8% of the 13 1/2% Senior Notes for approximately $153.4 million. In the third quarter of 1997, the Company will recognize an after-tax extraordinary loss of approximately $19.3 million relating to the aforementioned repurchase.

7. NEW ACCOUNTING STANDARDS

     In June 1997, the FASB issued Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income," and Statement No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 establishes standards for reporting and display of comprehensive income in the financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS 131 requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. SFAS 130 and 131 are effective for 1998. Adoption of these standards is not expected to have an effect on the Company's financial statements, financial position or results of operations.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................     3
Disclosure Regarding Forward-Looking
  Statements.........................    11
Risk Factors.........................    11
Use of Proceeds......................    16
Capitalization.......................    17
Price Range of Common Stock and
  Dividend Policy....................    18
Selected Historical Financial and
  Operating Data.....................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    21
Business.............................    34
Management...........................    51
Selling Stockholders.................    53
Underwriting.........................    54
Legal Matters........................    55
Experts..............................    55
Available Information................    56
Incorporation of Certain Documents by
  Reference..........................    56
Glossary of Certain Oil and Gas
  Terms..............................    57
Index to Financial Statements........   F-1


======================================================

======================================================

                                4,100,000 SHARES

                              [OCEAN ENERGY LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                           MORGAN STANLEY DEAN WITTER

                              PETRIE PARKMAN & CO.

                               SMITH BARNEY INC.
                                                                          , 1997

======================================================

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1997

PROSPECTUS
                                4,100,000 SHARES

                              [OCEAN ENERGY LOGO]

                                  COMMON STOCK
                             ---------------------

     Of the 4,100,000 shares of Common Stock, par value $0.01 per share ("Common Stock") of Ocean Energy, Inc., a Delaware corporation ("OEI" or the "Company") offered hereby, 3,500,000 shares are being sold by the Company and 600,000 shares are being sold by the Selling Stockholders (as defined herein). The Company will not receive any proceeds from the sale of the shares offered by the Selling Stockholders. See "Selling Stockholders."



     Of the shares of Common Stock being offered hereby, 820,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the International Managers and 3,280,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings") by the U.S. Underwriters. The price to public and underwriting discount per share are identical for both Offerings and the closings for both Offerings are conditioned upon each other. See "Underwriting."



     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "OEI." On October 22, 1997, the last reported sale price of the Common Stock on the NYSE was $63 13/16 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                 PRICE TO           UNDERWRITING          PROCEEDS TO          PROCEEDS TO
                                  PUBLIC             DISCOUNT(1)          COMPANY(2)       SELLING STOCKHOLDERS
---------------------------------------------------------------------------------------------------------------
Per Share.................           $                    $                    $                    $
---------------------------------------------------------------------------------------------------------------
Total(3)..................           $                    $                    $                    $
===============================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $550,000.


(3) One of the Selling Stockholders has granted to the International Managers and U.S. Underwriters options for 30 days to purchase up to 123,000 and 492,000 additional shares of Common Stock, respectively, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."

                             ---------------------
     The shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about             , 1997.
                             ---------------------

MERRILL LYNCH INTERNATIONAL                                      LEHMAN BROTHERS


HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                INCORPORATED
                     MORGAN STANLEY DEAN WITTER
                                        PETRIE PARKMAN & CO.
                                                      SMITH BARNEY INC.
                             ---------------------
               THE DATE OF THIS PROSPECTUS IS             , 1997.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]


                                  UNDERWRITING


     Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "International Managers"), the Company and the Selling Stockholders have agreed to sell to each of the International Managers, and each of the International Managers, for whom Merrill Lynch International, Lehman Brothers International (Europe) (collectively, the co-lead managers), Howard, Weil, Labouisse, Friedrichs Incorporated, Morgan Stanley & Co. International Limited, Petrie Parkman & Co., Inc. and Smith Barney Inc. are acting as international representatives (the "International Representatives"), has severally agreed to purchase, the number of shares of Common Stock set forth below opposite their respective names.



                                                               NUMBER
                   INTERNATIONAL MANAGERS                     OF SHARES
                   ----------------------                     ---------
Merrill Lynch International.................................
Lehman Brothers International (Europe)......................
Howard, Weil, Labouisse, Friedrichs Incorporated............
Morgan Stanley & Co. International Limited..................
Petrie Parkman & Co., Inc...................................
Smith Barney Inc............................................

                                                              ---------
             Total..........................................    820,000
                                                              =========



     The Company and the Selling Stockholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain other underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Lehman Brothers Inc. (collectively, the co-lead managers), Howard, Weil, Labouisse, Friedrichs Incorporated, Morgan Stanley & Co. Incorporated, Petrie Parkman & Co., Inc. and Smith Barney Inc. are acting as representatives (the "U.S. Representatives" and together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 820,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company and the Selling Stockholders, an aggregate of 3,280,000 shares of Common Stock. The public offering price per share of Common Stock and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.



     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased as set forth in the International Purchase Agreement and the U.S. Purchase Agreement, respectively. The closing with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.



     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for the purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]



Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States and non-Canadian persons or to persons they believe intend to resell to persons who are non-United States persons or non-Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement.



     The International Representatives have advised the Company that the International Managers propose to offer the shares of Common Stock offered hereby to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $     per share. The International Managers may allow, and such
dealers may reallow, a discount not in excess of $ per share on sales to certain other dealers. After the International Offering, the public offering price, concession and discount may be changed.



     One of the Selling Stockholders has granted the International Managers an option, exercisable by the International Representatives, to purchase up to 123,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Such option, which expires 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the International Representatives exercise such option, each of the International Managers will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that International Manager bears to the total number of shares to be purchased initially by the International Managers. The same Selling Stockholder has also granted an option to the U.S. Underwriters, which expires 30 days after the date of this Prospectus, to purchase up to 492,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.



     Each International Manager represents and agrees that (a) it has not offered or sold and prior to the expiration of six months from the closing date of the Offerings, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue or sale of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.



     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or the shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of such country or jurisdiction.



     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page of this Prospectus.



     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.



     The Company and its directors, including the Selling Stockholders, have agreed that they will not, without the prior written consent of Merrill Lynch, offer, sell or otherwise dispose of, any shares of Common Stock or any securities convertible into shares of Common Stock, except for or upon the exercise of currently

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]



outstanding options (except for the Offerings and the over-allotment option granted to the Underwriters in the Offerings), for a period of 90 days from the date of this Prospectus.



     MLSI, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, acts as a specialist in the Common Stock of the Company pursuant to the rules of the New York Stock Exchange, Inc. Under an exemption granted by the Securities and Exchange Commission on July 31, 1995, MLSI will be permitted to carry on its activities as a specialist in the Common Stock for the entire period of the distribution of the Common Stock. The exemption is subject to the satisfaction by MLSI of the conditions specified in the exemption.



                                 LEGAL MATTERS



     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas and for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas.



                                    EXPERTS



     The financial statements as of December 31, 1996, 1995 and 1994 and each of the three years in the period ended December 31, 1996, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance on said firm as experts in giving said reports.



     Information relating to the estimated proved reserves of oil and gas and the related estimates of future net cash flows and present values of future net revenues thereof at December 31, 1994, 1995 and 1996 included or incorporated herein and in the notes to the financial statements of the Company have been prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.



                             AVAILABLE INFORMATION



     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices: 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 or may be obtained on the Internet at http:www.sec.gov. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the New York Stock Exchange and, as a result, the periodic reports, proxy statements and other information filed by the Company with the Commission can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:



          a. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1996;



          b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;



          c. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; and



          d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed March 8, 1996.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE ADDRESSED TO INVESTOR RELATIONS, OCEAN ENERGY, INC., 8440 JEFFERSON HIGHWAY, SUITE 420, BATON ROUGE, LOUISIANA 70809, (504) 927-1450.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]


======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................     3
Disclosure Regarding Forward-Looking
  Statements.........................    11
Risk Factors.........................    11
Use of Proceeds......................    16
Capitalization.......................    17
Price Range of Common Stock and
  Dividend Policy....................    18
Selected Historical Financial and
  Operating Data.....................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    21
Business.............................    34
Management...........................    51
Selling Stockholders.................    53
Underwriting.........................    54
Legal Matters........................    56
Experts..............................    56
Available Information................    56
Incorporation of Certain Documents by
  Reference..........................    56
Glossary of Certain Oil and Gas
  Terms..............................    57
Index to Financial Statements........   F-1


======================================================

======================================================

                                4,100,000 SHARES

                              [OCEAN ENERGY LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------


                          MERRILL LYNCH INTERNATIONAL


                                LEHMAN BROTHERS

                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                           MORGAN STANLEY DEAN WITTER

                              PETRIE PARKMAN & CO.

                               SMITH BARNEY INC.
                                                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

Securities and Exchange Commission registration fee.........  $    92,827
NASD filing fee.............................................       30,000
New York Stock Exchange Fees................................       17,500
Printing and engraving costs................................      175,000
Legal fees and expenses.....................................       80,000
Accounting fees and expenses................................       35,000
Miscellaneous expenses......................................      119,673
                                                              -----------
          Total.............................................  $   550,000
                                                              ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding inferred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys; fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 7(d) of the Company's Certificate of Incorporation states that:

          "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Section by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification."

     Section 7(c) of the Company's Certificate of Incorporation and Article IX of the Company's Bylaws further provides that the Company shall indemnify its officers and directors to the fullest extent permitted by the General Corporation Law of the State of Delaware. Pursuant to such provision, the Company has entered into agreements with its officers and directors which provide for indemnification of such persons.

     Pursuant to the Purchase Agreement filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its officers and directors and persons who control the Company within the meaning of the Securities Act against certain liabilities.

     The Company maintains insurance coverage providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Company, against loss (including expenses incurred in the defense of actions, suits or proceeds in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of the Company. The policies also reimburse the Company for liability incurred in the indemnification of its directors and officers.

     The Company has entered into indemnification agreements with its directors and certain executive officers which provide for indemnification of such persons to the fullest extent allowed by Delaware law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits


         **1.1           -- Form of U.S. Purchase Agreement
         **1.2           -- Form of International Purchase Agreement
          *5.1           -- Opinion of Andrews & Kurth L.L.P., as to the legality of the securities being registered
        **23.1           -- Consent of Arthur Andersen LLP
         *23.2           -- Consent of Netherland, Sewell & Associates, Inc.
         *23.3           -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Power of Attorney (included on signature page)

---------------


 * Previously filed



** Filed herewith


     All financial statements schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed a part of the Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BATON ROUGE, STATE OF LOUISIANA, ON THE 23RD DAY OF OCTOBER, 1997.


                                            OCEAN ENERGY, INC., a Delaware
                                            corporation


                                            By:     /s/ JAMES C. FLORES

                                              ----------------------------------
                                                       James C. Flores
                                               Chairman of the Board, President
                                                              and
                                                   Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 23RD DAY OF OCTOBER, 1997.



                 /s/ JAMES C. FLORES                     Chairman of the Board of Directors, President
-----------------------------------------------------      and Chief Executive Officer (Principal
                   James C. Flores                         Executive Officer)

                 /s/ ROBERT L. BELK*                     Executive Vice President, Chief Financial
-----------------------------------------------------      Officer, Treasurer and Director (Principal
                   Robert L. Belk                          Financial and Accounting Officer)

           /s/ RICHARD G. ZEPERNICK, JR.*                Executive Vice President -- Exploration &
-----------------------------------------------------      Production and Director
              Richard G. Zepernick, Jr.

                /s/ THOMAS D. CLARK*                     Director
-----------------------------------------------------
                   Thomas D. Clark

              /s/ CHARLES F. MITCHELL*                   Director
-----------------------------------------------------
                 Charles F. Mitchell

              /s/ WILLIAM W. RUCKS, IV*                  Director
-----------------------------------------------------
                William W. Rucks, IV

                /s/ MILTON J. WOMACK*                    Director
-----------------------------------------------------
                  Milton J. Womack

*By:

                 /s/ JAMES C. FLORES
  -------------------------------------------------
                   James C. Flores
       (pursuant to a power of attorney filed
         with this Registration Statement on
                  October 16, 1997)

                               INDEX TO EXHIBITS


     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
         **1.1           -- Form of U.S. Purchase Agreement
         **1.2           -- Form of International Purchase Agreement
          *5.1           -- Opinion of Andrews & Kurth L.L.P., as to the legality of the securities being registered
        **23.1           -- Consent of Arthur Andersen LLP
         *23.2           -- Consent of Netherland, Sewell & Associates, Inc.
         *23.3           -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                            5.1)
         *24.1           -- Power of Attorney (included on signature page)


---------------


 * Previously filed



** Filed herewith


     All financial statements schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.